
09045102

82- SUBMISSIONS FACING SHEET

Follow Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME QRxSciences Holdings

*CURRENT ADDRESS

PROCESSED
JAN 21 2009
THOMSON REUTERS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34852 FISCAL YEAR 6-2008

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dw

DAT : 1/13/09

AMDS 600

QVS

Sciences

Annual Report **08**

6-30-08
AR/S


QRSciences
Holdings Limited ABN 27 009 259 876



Sciences
VS
VS


For personal use only

Company Directory

This annual report covers both QRSciences Holdings Limited as an individual entity and the controlled entities comprising QRSciences Security Pty Ltd, QRSciences Pty Ltd and its subsidiary QRSciences Co. (USA). The Company also owns a 27.4% minority interest in Spectrum San Diego Inc and 97.4% of Diversified Opportunities Inc, a Company listed on the OTBB market in the USA. The Group's functional presentation currency is AUD ($).

A description of the Group's operations and of its principal activities is included in the *Review of Operations* and activities on page 8. *The Review of Operations* and *Director's Report* are not part of the financial report.

DIRECTORS

Mr Kevin Russeth
Mr Rick Stokes
Mr Robert Halverson (Non- Executive)
Mr Raymond Schoer (Non- Executive)

CHIEF FINANCIAL OFFICER & COMPANY SECRETARY

Mr Jamie Taylor

REGISTERED OFFICE

5/435 Williamstown Road
Port Melbourne Victoria 3207
Telephone: +61 3 96819854
Facsimile: +61 3 96462049

SHARE REGISTRY

Computershare Investor Services Pty Ltd
Level 2, 45 St George's Terrace
Perth Western Australia 6000
Telephone: +61 8 9323 2000
Facsimile: +61 8 93232033

WEBSITES

www.qrsciences.com
www.qcctv.com.au
www.qdetectionsystems.com.au

AUDITORS

Moore Stephens
Chartered Accountants
Level 3, 12 St George's Terrace
Perth Western Australia 6000
Telephone: +61 8 9225 5355
Facsimile: +61 8 9225 6181

BANKERS

National Australia Bank
49 Malop Street
Geelong, Victoria 3220

SOLICITORS

Pullinger Readhead Lucas
Level 2, 50 Kings Park Road
West Perth Western Australia 6005
Telephone: +61 8 9320 4999
Facsimile: +61 8 9220 4900

STOCK EXCHANGE

Australian Stock Exchange
Exchange Plaza
2 The Esplanade
Perth Western Australia 6000

ASX CODE

QRS - Ordinary Shares
QRSNY.PK - U.S. ADR's

Letter to Shareholders

Dear Shareholder

QRSciences Holdings Limited (QRSciences) had in many aspects a ground breaking year in the 2008 financial year, we became cash flow positive net of investments and several of our business units had a positive profit result for the first time in history. We have continued to take steps forward with our proprietary technologies in explosive, narcotic and weapon detection systems and have successfully integrated the security products distribution business. We have also continued to increase our investment in Spectrum San Diego, Inc. (Spectrum), whose pioneering X-ray and backscatter technology has started to be rolled out in a major US Airport product rollout.

Financial goals met

The Company has continued to grow revenues and meet our financial goals we set ourselves at the beginning of the year. Full year sales revenue of $17.165m was an improvement of 25.66% on the previous period and we expect this upwards trend to continue as our businesses continue to establish themselves in the market. Our balance sheet, particularly in the QRSciences Security Pty Ltd businesses continues to grow and with a net asset position of $5m we will deliver long term shareholder value.

The future direction of the Company

The Board and Management of the Company have for some time felt that the true value of the Company is not reflected in the Company's share price quoted on the ASX. The Board have been actively looking for opportunities to unlock some value for the share holders and announced the intention to acquire a listed entity in the USA to divest the QR technology assets into to unlock some of this value.

The Company made their intentions known in numerous market releases up to the end of FY08 and the process has been progressing to conclude both the acquisition of the USA based entity and the divestment of the QR technology assets.

The intention is for the Company to continue the Security Distribution business in Australia as we see this business continuing to grow in the future and is now profitable and has significant market presence along with owning a controlling stake in the newly listed US entity that will house the Company's technology assets.

Update on our of proprietary technologies

There has been continued success in the commercialisation of our core technologies in the Aviation market in the US and some continuing development of products and technology with our existing strategic partners. Specific events of note since the conclusion of FY07 include:

- The QR (Quadrupole Resonance) business unit was restructured in the second quarter of FY08 to subsist on contract R&D. Onetime write-offs associated with the restructuring were taken in the first quarter.
- In the fourth quarter of FY08, the QR business unit was profitable and cash flow positive as per the Companies guidance for FY08.
- The Company was awarded an $ 840K contract from the National Security Science and Technology Unit branch of the Department of Prime Minister and Cabinet for the development of next generation screening solutions.
- The Company entered into a contract with the Australian Federal Government, represented by and acting through the Australian Customs Service, the value of the funding was $ 1.066Million for the further development of technology for the automatic detection of firearms and firearm components in mail, packages and baggage. The contract is the second phase development, following on from an initial Advanced Metal Detection System (AMDS) contract and successful trial conducted in the Melbourne Gateway Facility in October last year.
- The Company received its first Royalty payment from General Electric Security (GE Security) for the licensing of its technology in the Shoe Scanner products being developed by GE Security.
- Rapiscan and QRSciences were commissioned and have deployed 2 QXR1000 units to Iraq to be used for military security applications.

Update on the distribution business

The Company's wholly owned distribution business QRSciences Security Pty Ltd continued to grow and has now moved into a cash generating business that makes good profits. The business comprises two main divisions, Q Video Systems (QVS) and Q Detection Systems (QDS).

The business operates in the Australia security market and is now seen as one of the market leaders in Closed Circuit Television Systems (CCTV) in the market, the business is now firmly established in Victoria, New South Wales and Queensland and has recently opened up operations in West Australia. Some of the highlights for the business for FY08 are shown below;

- The business generated positive cash flow before investment for FY08. Sales for the full year were $16.84 million and a positive net profit after tax (NPAT) of over $ 1.2 million, which was 1.4 cents per share in earnings. We are expecting these results to grow further this year with a revenue target of $23 million and growing profits.
- Several major product distribution agreements were introduced to the business, including; Samsung Electronics, Pelco the World's largest CCTV product manufacturer based in the USA and Verint the World's largest IP video product manufacturer based in Canada.
- The business also was successful in some major project supply arrangements throughout the year, most notable being, Brisbane Airport CCTV upgrade, Woolworths Stores nationally, Westfield Shopping centre's nationally, GPT Shopping centre's nationally and Westpac bank Branches nationally.

The newly formed QDS business has built up considerable momentum and the Company expects some very good growth to occur over the next few years in this new exciting and growing market space servicing the X-Ray and Detection markets in the region.

Update on the 33%-owned Spectrum San Diego Business

Late in the second quarter of FY08 the Company increased its interest in Spectrum to 33%, on a fully diluted basis, via investment in a Convertible Note issue.

The Spectrum business has now moved to a breakeven position, with the prospect of future profitability on the back of growing interest and success across its product portfolio. The products in the Spectrum business and revenue streams are detailed below;

- *CastScope*, Spectrum is continuing to progress the scheduled roll-out of the Cast*Scope* product to US airports following the contract awarded by the TSA, as announced in October 2007, and is expected to begin installing operating units at a major US airport shortly. Siemens Government Services has been subcontracted to handle installation and maintenance of the Cast*Scope* product deployed by the TSA in the US.
- CastScope should generate up to $50M in revenue for Spectrum over the next three years.
- *SentryScope & SentryChroma*, Sentry*Scope*™ is an ultra-high (21 megapixel) resolution CCTV camera and archiving system for wide area surveillance. There are over 200 Sentry*Scope*™ units deployed throughout the world for a range of applications including the monitoring of arenas and entertainment venues, town centres, prison yards, borders, critical infrastructure, parking lots, bus and train stations, airports and shopping centres.




QRSciences
AMDS 600

- This year Spectrum introduced a bolt-on optional colour camera (Sentry*Chroma*™) to enhance the performance of Sentry*Scope*™. Sentry*Chroma*™ captures up to 12 images per second in colour and works in tandem with Sentry*Scope*™. Recent installations of Sentry*Chroma*™ include the O2 Arena in London and Naples Airport, Italy.
- Car*Scan* is a cutting edge micro-dose X-ray based detection system that finds explosives, drugs and stowaways in vehicles entering secured areas and is being funded by the US Government Technical Services Working Group (TSWG) which represents multiple US Government agencies, including the military. The inspection process takes 15 seconds per vehicle and the product will be a low cost alternative to currently marketed vehicle screening technologies. Spectrum believes that a substantial market exists for this product and subject to development expects to begin marketing the system in early 2009.

Funding initiatives strengthen balance sheet

During FY08, the Company has continued to be predominantly self funding for the ongoing business operations, we have however entered into 2 small convertible notes from a European Investor to allow the Company to invest in a US listed entity that will be used in the future for the divestment of the Company's technology assets. The Company continues to actively seek new funding partners for the future growth of the Company.

Carrying strong momentum into FY09

The Company is expecting further strong revenue growth in FY09. This positive outlook embraces a continuation of the strong growth being experienced by our Distribution businesses, as it increases market share and diversifies its products in the rapidly growing Australian security products market.

The Board of QRSciences would like to thank you for your ongoing support in 2008, and we look forward to sharing with you the further progress anticipated in 2009.

Rick Stokes
Chief Executive Officer


VS

- This year Spectrum introduced a bolt-on optional colour camera (Sentry*Chroma*™) to enhance the performance of Sentry*Scope*™. Sentry*Chroma*™ captures up to 12 images per second in colour and works in tandem with Sentry*Scope*™. Recent installations of Sentry*Chroma*™ include the O2 Arena in London and Naples Airport, Italy.
- Car*Scan* is a cutting edge micro-dose X-ray based detection system that finds explosives, drugs and stowaways in vehicles entering secured areas and is being funded by the US Government Technical Services Working Group (TSWG) which represents multiple US Government agencies, including the military. The inspection process takes 15 seconds per vehicle and the product will be a low cost alternative to currently marketed vehicle screening technologies. Spectrum believes that a substantial market exists for this product and subject to development expects to begin marketing the system in early 2009.

Funding initiatives strengthen balance sheet

During FY08, the Company has continued to be predominantly self funding for the ongoing business operations, we have however entered into 2 small convertible notes from a European Investor to allow the Company to invest in a US listed entity that will be used in the future for the divestment of the Company's technology assets. The Company continues to actively seek new funding partners for the future growth of the Company.

Carrying strong momentum into FY09

The Company is expecting further strong revenue growth in FY09. This positive outlook embraces a continuation of the strong growth being experienced by our Distribution businesses, as it increases market share and diversifies its products in the rapidly growing Australian security products market.

The Board of QRSciences would like to thank you for your ongoing support in 2008, and we look forward to sharing with you the further progress anticipated in 2009.

Rick Stokes
Chief Executive Officer



- This year Spectrum introduced a bolt-on optional colour camera (Sentry*Chroma*™) to enhance the performance of Sentry*Scope*™. Sentry*Chroma*™ captures up to 12 images per second in colour and works in tandem with Sentry*Scope*™. Recent installations of Sentry*Chroma*™ include the O2 Arena in London and Naples Airport, Italy.
- Car*Scan* is a cutting edge micro-dose X-ray based detection system that finds explosives, drugs and stowaways in vehicles entering secured areas and is being funded by the US Government Technical Services Working Group (TSWG) which represents multiple US Government agencies, including the military. The inspection process takes 15 seconds per vehicle and the product will be a low cost alternative to currently marketed vehicle screening technologies. Spectrum believes that a substantial market exists for this product and subject to development expects to begin marketing the system in early 2009.

Funding initiatives strengthen balance sheet

During FY08, the Company has continued to be predominantly self funding for the ongoing business operations, we have however entered into 2 small convertible notes from a European Investor to allow the Company to invest in a US listed entity that will be used in the future for the divestment of the Company's technology assets. The Company continues to actively seek new funding partners for the future growth of the Company.

Carrying strong momentum into FY09

The Company is expecting further strong revenue growth in FY09. This positive outlook embraces a continuation of the strong growth being experienced by our Distribution businesses, as it increases market share and diversifies its products in the rapidly growing Australian security products market.

The Board of QRSciences would like to thank you for your ongoing support in 2008, and we look forward to sharing with you the further progress anticipated in 2009.

Rick Stokes
Chief Executive Officer


PELCO
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Corporate Governance Statement

Board of Directors and Corporate Governance

The Board of QRSciences Holdings Limited is responsible for ensuring the existence of an effective corporate governance environment to safeguard the interests of the Company and its shareholders. This statement outlines the main corporate governance practices that were in place during the year ended 30 June 2008.

Unless disclosed below, all the best practice recommendations of the ASX Corporate Governance Council have been applied for the entire financial year ended 30 June 2008.

Composition of the Board

The Board of Directors consists of two Executive Directors and two Non-Executive Directors, one of the Non-Executive Directors also acts as the Non-Executive Chairman. The Board meets regularly and is responsible for providing strategic direction, identifying significant business risks, approving major investment proposals and acquisitions, establishing goals and monitoring the achievement of these goals.

Name	Role	Non-Executive	Independent
Mr Kevin Russeth	Managing Director	No	No
Mr Rick Stokes	Chief Executive Officer	No	No
Mr Robert Halverson	Non-Executive Director	Yes	Yes
Mr Raymond Schoer	Non-Executive Director	Yes	Yes

The skills, experience and expertise relevant to the position of director, and the term office held by each Director at the date of the annual report, are included in the Director's Report.

Directors of QRS Holdings Limited are considered to be independent when they are independent of management and free from any business or other relationship that could materially interfere with, or could reasonably be perceived to materially interfere with, the exercise of their unfettered and independent judgment.

In the context of director independence, "materiality" is considered from both the Company and individual director perspective. The determination of materiality requires consideration of both quantitative and qualitative elements. An item is presumed to be quantiataively immaterial if it is equal or less than 5% of the appropriate base amount. It is presumed to be material (unless there is qualitative evidence to the contrary) if it is equal to or greater than 10% of the appropriate base amount. Qualitative factors considered include whether a relationship is strategically important, the competitive landscape, the nature of the relationship and the contractual or other arrangement governing it and other factors that point to the actual ability of the director in question to shape the direction of the Company's loyalty.

In accordance with the definition of the independence above, and the materiality threshold set, the following directors of QRSciences Holdings Ltd are considered to be independent:

Name	Position
R Schoer	Non-executive Chairman
R Halverson	Non-executive Director

There are procedures in place, agreed by the Board, to enable directors in furtherance of their duties to seek independent professional advice at the Company's expense.

The term in office held by each director in office at the date of this report is as follows:

Name	Position
R Stokes	2 Year Contract
K Russeth	1 Year Contact
R Schoer	No Contract
R Halverson	No Contract

Corporate Governance Statement (continued)

Due to changes to the composition of the Board, the Board is no longer comprised of a majority of independent directors, which is a departure from ASX Corporate Governance Council best practice recommendation 2.1. The Board considers its current composition is the most appropriate blend of skills and expertise, relevant to the Company's business. The Board will review this on an on-going basis.

Nomination Committee

The Company has not assigned a Nomination Committee, which is a departure from ASX Corporate Governance Council best practice recommendation 2.4. The full Board is responsible for establishing criteria for Board membership, reviewing Board membership and nominating Directors for appointment to the Board. Candidates are initially appointed by the Board and must stand for election at the next general meeting of shareholders.

Directors are selected on the basis of qualification, skills and experience, and are subject to retirement by rotation in accordance with the Company's constitution.

Independent Professional Advice

Directors have the right to seek independent professional advice at the Company's expense in the furtherance of their duties as Directors. Approval must be obtained from the chairman prior to incurring any such expense on behalf of the Company.

Identifying and Managing Business Risks

The Board regularly monitors the operational and financial performance of the Company and economic entity, and also reviews and (where necessary) receives independent external advice on areas of operational and financial risks. Appropriate risk management strategies are developed to mitigate all identified risks of the business.

Trading Policy

The Company's securities trading policy regarding directors and employees trading in its securities is set by the Board. The policy restricts directors and employees from trading on material information until it has been released to the market and adequate time has been given for this to be reflected in the securities' prices. In particular:

The Company:

- Must comply with the requirements of the ASX Listing Rules and Corporations Act 2001;
- Must receive prior notification from directors, officers, employees and contractors of their intention to deal in the Company's securities; and
- Prohibits short term trading by directors, officers, employees and contractors in the Company's securities.

The Policy is as follows:

"Directors, Officers and employees of the Company should not trade in the Company's securities when he or she is in possession of price sensitive information that is not generally available to the market."

Directors and senior management are likely to be in possession of unpublished price sensitive information concerning the Company by virtue of their position within the Company. Therefore those persons are restricted from dealing in the Company's securities in the first business day following the release of price sensitive information to the ASX.

In addition, Directors, officers and employees can only deal in the Company's securities after having first obtained permission of the Managing Director or the Chairman and must notify the Company Secretary when a trade has occurred.

This Policy does not restrict purchase of securities under the Company's Deferred Directors Salary Sacrifice Share Purchase Plan which is subject to a monthly standing order placed to acquire securities.

Audit Committee

The Audit Committee is responsible for the nomination of the external auditors, and for reviewing the adequacy of existing external audit arrangements, including the scope and quality of the audit. The members of the Audit Committee are Mr R Schoer, Mr R Halverson and Mr J Taylor. Mr Taylor is not a non-executive director of the Company, which is a departure from ASX Corporate Governance Council best practice recommendation 4.3. The Board considers the current composition of the Audit Committee is the most appropriate blend of skills and expertise, relevant to the Company's business. The Company will review the composition of the Audit Committee on an on-going basis.

Director's Report

For qualifications of Audit Committee members and details on the number of meetings of the Audit Committee held during the year and the attendees at those meetings, refer to the Director's Report.

Remuneration

The Remuneration Committee of the Board is responsible for reviewing and approving the remuneration packages, if any, and policies applicable to the Directors and the Executive Chairman. This responsibility extends to share option schemes and incentive performance packages.

Executives and staff are also entitled to participate in the employee share and option arrangements.

The remuneration package of each Executive Director and Executive includes a performance based component.

A more detailed explanation of the Company's remuneration policies and framework, performance based remuneration, and the amount of remuneration for all Directors (including non-executive Directors) and other key management personnel including all monetary and non-monetary components, are detailed in the *Remuneration Report.*

All remuneration paid to key management personnel is valued at the cost to the Company and expensed. Shares given to key management personnel are valued as the difference between the market price on the date of issue and the amount paid by the key management personnel. Options are valued using the Black-Scholes methodology. There are no retirement benefits for Non-Executive Directors.

The Board has a remuneration structure that will result in the Company attracting and retaining the best people to run the business. As part of this strategy it will also provide Executives with the necessary incentives to work to grow long term shareholder value. The policy complies with the four key principles of IFSA Guidance Note 02-16.

For details on the number of meetings of the Remuneration Committee held during the year and the attendees at those meetings, refer to the Director's Report.

Ethical Standards

All Directors are expected to act with the utmost integrity and objectivity in the performance of their duties, striving at all times to enhance the reputation and performance of the Company.

THE ROLE OF SHAREHOLDERS

The Board of Directors aims to ensure that the shareholders are informed of all major developments affecting the Company's state of affairs. Information is communicated to shareholders as follows:

- The annual report is distributed to all shareholders. The Board ensures that the annual report includes relevant information about the operations of the Company during the year, changes in the state of affairs of the Company and details of future developments, in addition to the other disclosures required by the Corporations Law.
- Halfyear financial statements prepared in accordance with the requirements of Accounting Standards and the Corporations Act 2001 and subject to an audit review are lodged with the Australian Securities and Investments Commission and Australian Stock Exchange Limited.
- Proposed major changes in the Company which may impact on share ownership rights are submitted to a vote of shareholders.

The Board encourages full participation of shareholders at the Annual General Meeting to ensure a high level of accountability and identification with the Company's strategy and goals. Important issues are presented to the shareholders as resolutions. The shareholders are responsible for voting on the appointment of Directors.

Other

The best practice recommendations of the ASX Corporate Governance Council require the Company to formalise and make publicly available (preferably on its website) a number of different charters and policies including a Board charter (best practice recommendation 1.1), code of conduct (best practice recommendations 3.1 and 10.1), Audit Committee charter and information on procedures for selection and appointment of the external auditor, and for rotation of external audit engagement partners (best practice recommendation 4.5), continuous disclosure policy (best practice recommendation 5.2), risk management policy (best practice recommendation 7.3), process for performance evaluation of the Board (best practice recommendation 8.1) and Remuneration Committee charter (best practice recommendation 9.5). The Company is currently formalising/revising a number of these documents and intends to make them publicly available in the near future. To the extent that these charters and policies are not currently publicly available is a departure from the best practice recommendations.

Director's Report (continued)

DIRECTOR'S REPORT

Your Directors present their report on the Company and its controlled entities for the financial year ended 30 June 2008.

Directors

The names of Directors in office at any time during or since the end of the year are:

Mr Kevin Russeth

Mr Rick Stokes (appointed 19 December, 2007)

Mr Robert Halverson

Mr Raymond Schoer

Mr Norman Shanks (resigned 31 December 2007)

Mr Joseph Paresi (resigned 31 December 2007)

Directors have been in office since the start of the financial year to the date of this report unless otherwise stated.

Company Secretary / Chief Financial Officer

Mr Jamie Taylor was appointed as Company Secretary / Chief Financial Officer on 18 December, 2007 replacing Mr Darren Bromley who resigned as Company Secretary / Chief Financial Officer on 18 December, 2007.

Mr Taylor started working with QRSciences Security Pty Ltd as the Commercial manager on 2 November, 2006, in this role he was responsible for all accounting and commercial aspects of the business.

Mr Taylor previously worked for over 7 years in a high profile public practice firm where he serviced a diverse portfolio of clients in varied industries.

Jamie has extensive experience in taxation, business services, budgeting, financial modelling, corporate structuring, audit and superannuation.

Review of Operations and Principal Activities

The Company's primary focus remains on investment, development, commercialisation and sale of security related technologies and products. The Company's proprietary technologies include patented magnetic sensing technology used to detect explosives, narcotics, weapons and other contraband.

The Company acquired the business and selected assets of Baxall (Australia) Pty Ltd in FY07 and subsequently renamed the business QRSciences Security Pty Ltd. The business is a direct seller and distributor of surveillance and monitoring equipment, including closed circuit television (CCTV) security cameras, digital video recorders (DVR) and related components. The business provides QRSciences with a significantly enhanced presence in the broader security market and, through its well-established sales and distribution capability in Australia and across the Southeast Asian region, the means to accelerate the uptake of QRSciences' own proprietary technologies. We expect the business to continue to grow in the future and be the cornerstone revenue source for the Company for many years to come.

QRSciences has increased its holding in Spectrum San Diego, Inc. (Spectrum), to 33% in FY08. Spectrum, based in San Diego, California, specialises in electronic imaging systems and instrumentation. Spectrum is a pioneer in the development of low dose X-ray and backscatter technology which is rapidly gaining acceptance throughout the world for personnel, baggage, cargo and vehicle screening.

There has been no significant change in the nature of the economic entity's principal activities during the period.

Operating Results

The consolidated operating loss of the economic entity after eliminating outside equity interests amounted to $33.94 million (2007: $10.736 million).

Dividends

The Company has not paid a dividend since Incorporation and no provision for dividend has been made in these accounts.

Company Overview

The Company's objectives and an overview of the Company's performance during the reporting period are discussed in the *Letter to Shareholders* on pages 2 to 5.

Review of Operations

The operating revenue of the economic entity comprising the Company and controlled entities increased by 38.7% to $19.8 Million. The operating loss after tax and eliminating outside equity interests amounted to $33.94 million (2007 operating loss after tax $10.736 million).

All business units cash-flow positive after investment

QRSciences Security

The QRSciences Security business, which comprises Q Video Systems and Q Detection Systems had a great year and the business firmly established itself as a market leader in the Video Security Distribution market and is underway in establishing the business in the X-Ray and detection markets in the region.

Highlights for the year were;

- Revenues up 32.67% to $ 16.84 Million on FY07, $1.28m and continued revenue and earnings growth forecast in 2009
- Net assets totaling $ 5.005m up 55.24% from the same period last year
- Forecast revenue of $ 23m plus in FY09 and earning growth.

Shareholder Returns

No dividends were declared or paid during the reporting period, as the retained loss of the Company at the end of the period was $63.895 million.

Investments for Future Performance

The Directors continue to invest considerable time and effort into the Company's direction as outlined in the *Director's Report.*

Review of Financial Condition

QRS Holdings Ltd Financial Position

The net assets of the economic entity have decreased by $ 24.371 million from 30 June 2007 to $4.621 million in June 2008 with cash reserves of $1.12 million. The carrying value of the Company's Intellectual Property (IP) has decreased from $33.858 million to $1.872 million, reflecting the revaluation of the Company's IP in line with our expected value we are transferring the IP in the future to a US entity,

At balance date the Economic entity carried interest-bearing debt of $0.4m, represented by a debtor finance facility with National Australia Bank.

The $0.270 million other current liability and the $5.115 million non-current liability carried on the Balance Sheet relates to discretionary payments required by QRSciences Holdings Limited to maintain its ownership rights over the BTG patent portfolio calculated as a NPV and payable over the next 11 years.



During the year QRSciences continued to invest and increase our interest in Spectrum San Diego Incorporated to 33% with a capital investment via a convertible loan to Spectrum of $0.861m. The convertible note is exercisable by February 2009.

Capital Structure and Treasury Policy

At 30 June 2008 the capital of the Company comprises 86,252,374 fully paid ordinary shares.

Pursuant to resolutions passed by members of the Company at General Meetings and resolutions passed by the Board of Directors the Company issued the following capital during the year:

	Ordinary Shares	Options
As at 30 June 2007	50,397,580	18,749,711
Issues of shares	35,854,794	-
Net Issues / expiry of options	-	45,935,914
Share Buy Back	-	-
As at 30 June 2008	86,252,374	64,685,625

The Company's treasury policies are:

All borrowings are in Australian currency and, wherever possible, fixed interest rate borrowings for a limited period.

There is no material exposure to foreign currencies or exchange risks, and any hedges or derivatives.

Corporate Governance

The Company's *Corporate Governance Statement* is set out on pages 5 and 6.

Statement of Compliance

In preparing this *Review of Operations and Principal Activities*, the Company's Directors have followed the principles set out in the Guidance Note on the review of operations and activities, under listing rule 4.10, issued by Australian Stock Exchange Limited on 1 September 1999.

Director's Report (continued)

PRELIMINARY FINAL REPORT

The Company's Preliminary Final Report (Appendix 4E) for the year ended 30 June 2008 was lodged with Australian Stock Exchange Limited on 1 September 2008. There are no material differences between the information in the Company's Preliminary Final Report and the financial statements and notes contained in this report.

SIGNIFICANT CHANGES IN STATE OF AFFAIRS

The Company has decided to move the technology assets owned by the Company to the recently acquired Diversified Opportunities (DVOP-OB) Listed US entity at some time in the first half of FY2009, the transaction is seen by the Board as a positive step to unlock value in the Companies technology assets. On completion of this transaction the Company has also decided to exercise the option held in Spectrum San Diego, the outcome will be that DVOP-OB will hold the QRS technology assets and the assets of Spectrum.

The Company will still maintain a significant ownership of DVOP-OB after both transactions are complete and intend to distribute shares in DVOP-OB to existing shareholders of the Company on a pro rata basis at some time in the FY2009.

The Security Distribution business will then become the only operating entity the Company will own and operate in Australia.

The Company expects the Changes in State of affairs to have a positive effect on the value of the Companies assets.

AFTER BALANCE DATE EVENTS

QRSciences Holdings to divest technology assets distribute shares to shareholders

On 29 July, 2008 the Company announced that it has entered into a definitive share exchange agreement with Diversified Opportunities Incorporated ("Diversified"), a US public company that trades on the over-the-counter bulletin board under the trading symbol, (DVOP.OB).

Upon completion of the transaction Holdings intend to distribute the Diversified shares to Holdings shareholders in the form of an in-specie distribution on a yet to be determined timetable and formula dependent on among other things the price at which Diversified raises capital.

Under the terms of the agreement, Diversified will acquire the business of the Holdings wholly-owned subsidiary, QRSciences Pty Ltd, an Australian private corporation ("QRSciences") through an acquisition of all of its outstanding stock. In exchange Diversified will (i) issue, in the aggregate, that number of shares of common stock equal to Ten Million Dollars United States Dollars ($10,000,000) and (ii) pay One Million Dollars ($1,000,000) to Holdings. The closing of the transaction is subject to a number of conditions including a minimum capital raise of Two Million Five Hundred Thousand United States Dollars ($2,500,000). QRSciences Holdings Ltd is the controlling shareholder of Diversified and currently own 9,000,000 of the 9,199,192 outstanding shares, which constitutes 97.83% of Diversified outstanding common stock. In connection with the transaction, Holdings will be issued additional shares of Diversified common stock.

QRSciences enters into loan agreement with Diversified Opportunities

On 29 July, 2008 the Company also entered into a Loan Agreement with Diversified Opportunities (Diversified). The Loan Agreement provides that Diversified may borrow up to $500,000 dollars from the Company. The amount borrowed by Diversified under the Loan Agreement accrues interest at 8% and is due and payable on or before October 31, 2008.

QRSciences US Subsidiary announces its intention to acquire the remainder of Spectrum San Diego for USD 9.32 Million

On 12 August, 2008 the Company's wholly owned U.S. subsidiary QRSciences Corporation, exercised its option to acquire the remaining shares of Spectrum San Diego, Inc. ("Spectrum") for approximately US$9.32 million.

Spectrum has two products which are being sold currently and a third which is in late stage development.

Cast*Scope* uses backscatter imaging to inspect casts and bandages for hidden threats is buoyed by a US$37 million dollar IDIQ (Indefinite Delivery Indefinite Quantity) order that was placed by the US government in October 2007.

Sentry*Scope* is a 21 mega-pixel ultra-high resolution camera with 180 degree field of vision. Over 200 systems have been installed to date with customers including airports, stadiums, ports, prisons, casinos and border checkpoints.

Car*Scan*, the third product is expected to be available for sale in the next twelve months and uses dual-energy X-ray to scan vehicles for explosives, narcotics and other contraband.

Background on the Diversified transaction

In July, Diversified Opportunities, (DVOP) a 97.5% owned subsidiary of QRSciences Holdings Limited (the Company) entered into a share exchange agreement with the Company. Under the terms of the Agreement, DVOP will acquire by share exchange all of the equity of the Company's wholly-owned subsidiary, QRSciences Proprietary Limited ("Limited"), an Australian private corporation.

Limited's assets include a wholly-owned subsidiary, QRSciences, a private company based in San Diego, which holds convertible notes receivable and convertible Series A preferred stock of Spectrum. The conversion of the notes and Series A preferred stock would result in QRSciences owning 33.4% of the currently outstanding common stock with a fully diluted equity position of approximately 31.3% of Spectrum. QRSciences also holds an option valid through September 2009 to purchase all of the remaining shares of Spectrum.

On August 12, 2008, QRSciences exercised its option to purchase all of the remaining shares of Spectrum. In accordance with the option, the $14 million purchase price will be reduced by the percentage of Spectrum that QRSciences already owns. Given the fully converted 33.4% ownership interest in Spectrum, the remaining amount of consideration in cash and equity required to be tendered by QRSciences in connection with the purchase is estimated to be approximately $9.32 million. The purchase option also allows QRSciences to tender up to 50% of Spectrum's purchase price in the equity of Holdings or a publicly traded entity in which QRSciences owns more than 50% of the voting stock. The purchase option also gives QRSciences the option to pay for the acquisition in equal monthly instalments over a period not to exceed six months.

QRSciences enters into Distribution Agreement with General Electric for Trace detection products

On 13 August, 2008 the Company announced that its subsidiary, QRSciences Security Pty Ltd, has entered into a Distribution Agreement with General Electric (GE) for the GE Trace Detection products.

The Distribution Agreement complements the technology licensing agreement that QRSciences entered into with GE in May of 2006 and further strengthens the relationship between the two groups.

The GE product range will enhance the product range of the Q Detection Systems (QDS) business unit, which will be the QRS business unit distributing the products. This will have an immediate impact on sales and profit for QRS.

Under the agreement QRS will represent GE's Trace Detection product range in the Aviation market in Australia. The GE Trace products are the market leader in all Airports in Australia and are the product of choice globally for many border security applications for the detection of explosives and narcotics.

FUTURE DEVELOPMENTS

The likely developments in the operations of the economic entity are dealt with in the above note and *Letter to Shareholders*.

INFORMATION ON DIRECTORS

Mr Kevin Russeth

Mr Russeth joined QRSciences in 2002 as CEO and Chairman of the Board of Directors. He is also Director of wholly owned subsidiaries QRSciences Pty Ltd, QRSciences Security Pty Ltd and QRSciences Corporation and is QRSciences Corporation's representative as a Non-Executive Director on the Board of Directors of Spectrum San Diego Inc.

Mr Russeth will be employed as the CEO of Diversified Opportunities in the US upon completion of the Share Exchange between QRSciences Pty Ltd and Diversified, at this time Mr Russeth will resign as an Executive of QRsciences, but will continue to be a Non-Executive Director of QRSciences Holdings Limited.

Mr Russeth commenced his business career with Electronic Data Systems in Dallas, Texas and is a graduate of their Systems Engineer Development (SED) Program. In 1985 Mr Russeth joined EF Hutton & Co (later acquired by Shearson Lehman Brothers) spending 11 years with global investment banks, including Shearson Lehman Brothers, Merrill Lynch, and most recently with Smith Barney as Vice President. Mr Russeth held NASD Series 7, 9 and 10 licences until 2002 when he left Smith Barney.

He has had substantial experience in the public and private capital markets in both Australia and the United States and has been involved in a variety of complex domestic and international business transactions.

Mr Russeth completed his undergraduate study at Gustavus Adolphus in St. Peter, Minnesota graduating with honours and a degree in Business Administration. He was accepted into the MBA program at Boston College School of Management, Chestnut Hill, Massachusetts in April 1985.

Director's Report (continued)

Mr Rick Stokes

Mr Stokes joined the Company in a Consulting role on 9 February, 2007 where he was the CEO of the acquired business Baxall Australia, Mr Stokes became the CEO and a Director of QRSciences on 19 December, 2007. He is also a Director of wholly owned subsidiaries QRSciences Pty Ltd, QRSciences Security Pty Ltd.

Mr Stokes has been involved in the electrical and security industry for some 22 years where he has successfully developed and operated numerous electrical contracting and security distribution businesses. He was the founder of Vicam CCTV systems which revolutionised the delivery of CCTV products in the Australian market.

The Vicam business was restructured and merged into the Pacific Communications business when it was acquired by the Hills Industries Group. The acquisition was orchestrated and managed by Rick who then, as General Manager of Pacific Communications, directed its operations to quickly become the local market leader with turnover in excess of AUS$40mil.

Mr Stokes has an extensive industry contact base locally and internationally and through his vast experience will enable the Company to expand into previously unchartered territory. His role at the Company will encompass the growth and development of the business on a national and international level.

Mr Robert Halverson

Mr Halverson joined the QRSciences Board on 21 August 2006. He has had a long and distinguished career in the service of Australia, firstly with the Royal Australian Air Force, then as a member of the Australian Federal Parliament and as Speaker of the House of Representatives, more recently in the Department of Foreign Affairs and Trade as Australian Ambassador to Ireland and the Holy See.

Mr Halverson brings with him considerable experience in the areas of government, international relations and finance, which complements existing Board expertise in aviation and homeland security. He worked at Robertson Thompson Partners, stockbrokers, as a financial adviser, completing the Securities Institute of Australia course in 1984.

Mr Raymond Schoer

Mr Schoer Joined the QRSciences Board on 11 September 2006 and has a long and distinguished business career. After holding senior positions in several government departments, including the Australian Treasury, he was appointed Chief Executive Officer of the National Companies and Securities Commission (NCSC), the forerunner to ASIC in 1980, and oversaw the first 10 years of this regulatory body's operation.

From 1990 he was National Director of the Australian Stock Exchange, serving on numerous government, international and stock exchange committees. He resigned from this position in 1995 to become Principal of his own consulting business, Schoer Consulting Pty Limited, which provides a wide range of consulting services to organisations such as the World Bank, the Asian Development Bank and the Australian Agency for International Development.

Mr Schoer is currently Chairman of Sydney Gas, Australia Pacific Exchange, Rabinov Diversified Property Trust and Zelos Resources NL. In November 2005, he retired as Chairman of IOOF Holdings, following an 11 year association with the IOOF group in a Non-Executive capacity.

Mr Schoer brings to the QRS Board considerable business and corporate governance experience, which complements existing Board strengths and which will prove invaluable as the Company progressively commercialises its core technologies.

DIRECTORSHIPS HELD OVER THE LAST 3 YEARS

Mr Raymond Schoer

Mr Schoer is currently Chairman of Australia Pacific Exchange Ltd, ANZ Rabinov Diversified Property Trust Ltd and ANZ Rabinov Property Management Ltd. His other Directorships include Pluton Resources Ltd, Ferngrove Vineyards Ltd and Gujaret NRE Resources NL. He was previously Chairman of Sydney Gas Ltd, Zelos Resources NL, and eStar Online Trading Ltd. Director of IOOF Holdings Ltd from 1994-2002 and Group Chairman from 2002-2005, Chairman of IOOF Funds Management Ltd from 1999-2005 and a Director of Tambour Group Ltd from 2003-2006.

INTEREST IN SHARES AND OPTIONS AT THE DATE OF THIS REPORT

Name of Director	Class of Security	Interest in Shares and Options 30 June 2008	Interest in Shares and Options at Date of this Report
Mr Kevin Russeth	Ordinary Shares	3,439,235	3,589,235
	$0.45 Options exp. 30/06/2012	166,667	166,667
	$0.15 Options exp. 22/04/2010	250,000	250,000
	$.20 Options exp 22/04/2011	250,000	250,000
Mr Rick Stokes	Ordinary Shares	1,261,388	1,261,388
	$0.45 Options exp. 30/06/2012	80,826	80,826
	$0.15 Options exp. 22/04/2010	250,000	250,000
	$0.20 Options exp 22/04/2011	250,000	250,000
Mr Robert Halverson	Ordinary Shares	697,311	1,099,097
	$0.45 Options exp. 30/06/2012	42,000	42,000
Mr Ray Schoer	Ordinary Shares	765,495	765,495
	$0.45 Options exp. 30/06/2012	85,000	85,000

REMUNERATION REPORT

This report details the nature and amount of remuneration for each Director of QRSciences Holdings Limited and other key management personnel.

The Board of QRSciences Holdings Limited believes the remuneration policy to be appropriate and effective in its ability to attract and retain the best Executives and Directors to run and manage the economic entity, as well as create goal congruence between Directors, Executives and shareholders.

The Board's policy for determining the nature and amount of remuneration for Board members and senior Executives of the economic entity is as follows:

- The remuneration policy, setting the terms and conditions for the Executive Directors and other senior Executives, is being approved by the Board. The Board has sought professional advice from independent external consultants.
- All Executives receive a base salary (which is based on factors such as length of service and experience), superannuation, fringe benefits, shares, options and performance incentives.
- The Board reviews Executive packages annually by reference to the economic entity's performance, Executive performance and comparable information from industry sectors and other listed companies in similar industries.

Directors and Executives are also entitled to participate in the employee share and option arrangements as well as the QRSciences Employee Incentive Share Plan whereby Executives may salary sacrifice their remuneration to purchase QRSciences Holdings Limited shares (ASX:QRS).

The Executive Directors and Executives receive a superannuation guarantee contribution required by the Australian government of the greater of 7% of base salary, or 9% up to the maximum earnings base, and do not receive any other retirement benefits. Some individuals have chosen to sacrifice part of their salary to increase payments towards superannuation.

Director's Report (continued)

Remuneration Committee

The Remuneration Committee of the Board of Directors is responsible for determining and reviewing compensation arrangements for the Executive Directors and the senior management team.

The Remuneration Committee assesses the appropriateness of the nature and amount of emoluments of such officers on a periodic basis by reference to the relevant employment market conditions with the overall objective of ensuring maximum stakeholder benefit from the retention of a high quality Board and key management team. Such officers are given the opportunity to receive their base emolument in a variety of forms including cash and fringe benefits such as motor vehicles and expense payment plans. It is intended that the manner of payment chosen will be optimal for the recipient without creating undue cost for the Company.

To assist in achieving these objectives, the Remuneration Committee links the nature and amount of Executive Directors' and key management Personnel emoluments to the Company's financial and operational performance. All Directors and key management have the opportunity to qualify for participation in the Employee Share Option Plan which currently provides incentives where specified criteria are met including criteria relating to profitability, cash flow and share price growth performance.

In addition, all Directors and key management may be entitled to annual bonuses payable upon the achievement of annual milestones and/or profitability measures set by the Remuneration Committee.

The Remuneration Committee is represented by:

Mr Ray Schoer	(Non-Executive Director)
Mr Robert Halverston	(Non-Executive Director)

PERFORMANCE-BASED REMUNERATION

As part of each Executive Director and Executives remuneration package the Company identifies a performance-based component, consisting of key performance indicators (KPIs). The intention of this program is to more closely align the goals of Directors/Executives with that of the business and shareholders. The KPIs are set annually. The measures are specifically tailored to the areas that each Executive is involved in and has a level of control over. The KPIs target areas the Board believes hold greater potential for group expansion and profit, covering financial and non-financial as well as short and long term goals.

COMPANY PERFORMANCE, SHAREHOLDER WEALTH AND DIRECTORS' AND EXECUTIVES' REMUNERATION

The Company continues to achieve its goals and has made considerable commercial progress over the last year.

The remuneration policy is tailored to motivate Directors, management and employees. The issue of shares and options to the majority of Directors and Executives encourage the alignment of personal and shareholder interests.

	2005	2006	2007	2008
	$0	$0	$0	$0
Revenue	2,257	2,667	14,274	19,800
Net Profit (Loss)	(6,109)	(6,790)	(10,736)	(33,940)
Share Price at Year-end ($)	0.810	0.540	0.335	0.090

Details of Remuneration for year ended 30 June 2008

	Salary, Fees and Commissions	Incentive Share Plan Salary Sacrifice	Super-annuation Contribution	Cash Bonus	Non-cash Benefits	Shares / Options	Total	Performance Related
	$	$	$	$	$	$	$	%
Directors and Key Personnel								
K Russeth	337,126	66,844	-	-	-	13,675	417,645	-
N Shanks	-	26,620	-	-	-	-	26,620	-
J Paresi	36,395	-	-	-	-	-	36,395	-
R Schoer	36,188	17,312	-	-	-	-	53,500	-
R Halverson	-	48,500	-	-	-	-	48,500	-
R Stokes	392,643	-	-	-	-	14,675	407,318	43.36
J Taylor	61,250	-	5,513	-	-	3,735	70,498	-
D Bromley	110,114	31,555	18,520	8,455	-	-	168,644	-
	973,716	190,831	24,033	8,455	-	32,085	1,229,120	

There are no other employees who are considered to be key management personnel as defined by AASB 124.

Options issued as part of remuneration for the year ended 30 June 2008:

	Granted No And Vested	Grant Date	Value per Option at Grant Date	Exercise Price	First Exercise Date	Last Exercise Day
			$	$		
Directors and Key Personnel						
K Russeth	250,000	22.04.2008	0.0264	0.15	22.04.2008	22.04.2010
	250,000	22.04.2008	0.0283	0.20	22.04.2008	22.04.2011
N Shanks	-	-	-	-	-	-
J Paresi	-	-	-	-	-	-
R Schoer	-	-	-	-	-	-
R Halverson	-	-	-	-	-	-
R Stokes	250,000	22.04.2008	0.0264	0.15	22.04.2008	22.04.2010
	250,000	22.04.2008	0.0283	0.20	22.04.2008	22.04.2011
J Taylor	50,000	22.04.2008	0.0264	0.15	22.04.2008	22.04.2010
	50,000	22.04.2008	0.0283	0.20	22.04.2008	22.04.2011
D Bromley	-	-	-	-	-	-
	1,100,000					

All options expire within two years from grant date. There are no vesting restrictions. Options are granted to key management personnel with more than one year's full-time service.
All options were granted for nil consideration.

Director's Report (continued)

Details of Remuneration for year ended 30 June 2007

	Salary, Fees and Commissions	Incentive Share Plan Salary Sacrifice	Super-annuation Contribution	Cash Bonus	Non-cash Benefits	Shares / Options	Total	Performance Related
	$	$	$	$	$	$	$	%
Directors and Key Personnel								
K Russeth	283,615	56,000	42,385	70,982	20,978	*640,001	1,113,961	8.10%
G Pennefather	74,644	-	42,385	-	-	*63,960	180,989	-
S Bedford	215,703	-	7,068	-	9,322	*128,002	360,094	-
T Rayner	99,087	-	3,794	-	3,794	**12,600	119,275	-
N Shanks	43,333	8,667	-	-	-	-	52,000	-
J Paresi	47,114	-	-	-	-	-	47,114	-
R Schoer	-	41,600	-	-	-	-	41,600	-
R Halverson	-	44,877	-	-	-	-	44,877	-
R Stokes	180,000	-	-	163,934	-	-	343,934	47.70%
D Bromley	135,600	-	51,041	-	-	***46,668	233,309	-
	1,079,096	151,144	146,673	234,916	34,094	891,230	2,537,154	

There are no other employees who are considered to be key management personnel as defined by AASB 124.

At the QRSciences Holdings Limited Shareholder Meeting held on 26 November 2004 shareholders approved and adopted the Company Employee Share Plan. The Shares / Options component of the remuneration indicated above represent the issue of these shares.

This share price reflects the value of the remuneration for the shares as it is the date that the resolution was carried.

* On 26 November 2004, the ordinary share price quoted on the ASX closed at $0.24 (post-consolidation $2.40).

** On 22 November 2005, the ordinary share price quoted on the ASX closed at $0.096 (post-consolidation $0.96).

*** Represents the issue of shares on 21 January 2005, when the ordinary share price quoted on the ASX closed at $0.20 (post-consolidation $2.00).

On 1 July 2007, the third and final tranche of shares vested to directors and specified officers. . This table is more indicative of the real value of the shares granted and remuneration paid to the executive team. On this day the ordinary share price quoted on the ASX was $0.335. The value of the vesting shares on that day is represented in the following table:

2007	Shares Number Post Consolidation	Share Price at 1 July 2007	Value of Shares at 1 July 2007	Effective Total Remuneration 30 June 2007
Directors & Key Management		$	$	$
K Russeth	266,667	0.335	89,333	640,001
G Pennefather	26,650	0.335	8,928	63,960
S Bedford	53,334	0.335	17,867	128,002
T Rayner	13,125	0.335	4,397	12,600
D Bromley	23,334	0.335	7,817	46,668

DIRECTORS' MEETINGS

During the financial year, 4 meetings of Directors (including committees of Directors) were held. The number of meetings attended by each Director during the year is stated in this report.

Attendances	Directors' Meetings		Remuneration Committee Meetings		Audit Committee Meetings	
	Number eligible to attend	Number attended	Number eligible to attend	Number attended	Number eligible to attend	Number attended
Mr Kevin Russeth	4	4	-	-	-	-
Mr Norman Shanks	1	1	-	-	-	-
Mr Joseph Paresi	1	1	-	-	-	-
Mr Robert Halverson	4	4	1	1	1	1
Mr Raymond Schoer	4	3	1	1	1	-
Mr Darren Bromley	-	-	-	-	-	-
Mr Jamie Taylor	-	-	-	-	1	1
Mr Rick Stokes	3	3	-	-	-	-

COMMITTEE MEMBERSHIP

At the date of this report, the Company had an Audit Committee and a Remuneration Committee. Members who have acted on the committees of the Board during the financial year are:

Remuneration Committee Meetings	Audit Committee Meetings
Mr Robert Halverson	Mr Robert Halverson
Mr Raymond Schoer	Mr Raymond Schoer
	Mr Jamie Taylor

AUDIT COMMITTEE

The Board has established an Audit Committee, which operates under a charter approved by the Board. It is the Board's responsibility to ensure that an effective internal control framework exists within the entity. This includes internal controls to deal with both the effectiveness and efficiency of significant business processes. This includes the safeguarding of assets, the maintenance of proper accounting records, and the reliability of financial information as well as non-financial considerations such as the benchmarking of operational key performance indicators. The Board has delegated the responsibility for the establishment and maintenance of a framework of internal control and ethical standards for the management of the Company to the Audit Committee. The Audit Committee also provides the Board with additional assurance regarding the reliability of financial information for inclusion in the financial reports.

INDEMNIFYING OFFICERS

The Company has, during or since the end of the financial year, in respect of any person who is or has been an officer of the Company or a related body corporate, not indemnified nor entered into a relevant agreement to indemnify against a liability incurred as an officer, including costs and expenses in successfully defending legal proceedings.

However, the Company has paid a premium amounting to $27,351 to insure the directors and other public officers against liabilities for costs and expenses incurred by them, in defending any legal proceedings arising out of their conduct while acting in the capacity of director of the company, other than conduct involving a wilful breach of duty in relation to the company.

Director's Report (continued)

OPTIONS

At the date of this report, the unissued ordinary shares of QRSciences Holdings Ltd under option are as follows

Grant Date	Date of Expiry	Exercise Price	Number under Option
16.08.2007	30.06.2012	$0.45	43,035,039
	30.06.2008	$0.60	2,575,749
	30.06.2008	$1.00	50,500
23/05/2008	10.05.2012	$0.50	1,114,384
	10.05.2014	$0.59	3,801,547
	10.05.2014	$0.80	3,801,547
	10.05.2014	$0.24	7,500,000
	19.10.2012	$0.30	906,859
22.04.2008	22.04.2010	$0.15	950,000
22.04.2008	22.04.2011	$0.20	950,000
TOTAL			64,685,625

During the year ended 30 June 2008, the following ordinary shares of QRSciences Holdings Ltd were issued on the exercise of options granted

No further shares have been issued since that date. No amounts are unpaid on any of the shares.

Grant Date	Exercise Price	Number of Shares Issued
16.08.2007	$0.45	3,060

Options issued or agreed to be issued over unissued shares or interest during or since the financial year by the Company or controlled entity to Directors or officers as part of their remuneration are as follows:

- Rick Stokes - 250,000 Options with an exercise price $0.15 expiring 22/04/2010 & 250,000 Options with an exercise price of $0.20 expiring 22/04/2011
- Kevin Russeth- 250,000 Options with an exercise price $0.15 expiring 22/04/2010 & 250,000 Options with an exercise price of $0.20 expiring 22/04/2011

PROCEEDINGS ON BEHALF OF COMPANY

No person has applied for leave of Court to bring proceedings on behalf of the Company or intervene in any proceedings to which the Company is a party for the purpose of taking responsibility on behalf of the Company for all or any part of those proceedings.

AUDITOR INDEPENDENCE AND NON-AUDIT SERVICES

The Board of Directors is satisfied that the provision of non-audit services during the year is compatible with the general standard of independence for auditors imposed by the Corporations Act 2001. The Directors are satisfied that the services disclosed below did not compromise the external auditor's independence for the following reasons:

- all non-audit services are reviewed and approved by the Board prior to commencement to ensure they do not adversely affect the integrity and objectivity of the auditor; and
- the nature of the services provided do not compromise the general principles relating to auditor independence in accordance with APES110: Code of Ethics for Professional Accountants set by the Accounting Professional and Ethical Standards Board.

The following fees for non-audit services were paid / payable to the external auditors during the year ended 30 June 2008:

Taxation services	$25,809
Accounting advice and services	$19,743
	$45,552

AUDITOR'S INDEPENDENCE DECLARATION

The lead auditor's independence declaration for the year ended 30 June 2008 has been received and can be found on page 67.

Signed in accordance with a resolution of the Directors.

R J Stokes

DIRECTOR

Dated this 30th day of September 2008

Income Statements for the year ended 30 June 2008

	Note	Economic Entity 2008 $000	Economic Entity 2007 $000	Parent Entity 2008 $000	Parent Entity 2007 $000
Revenues from ordinary activities	2	19,800	14,274	304	1923
Raw materials and consumables used		(11,998)	(10,340)	-	-
Ordinary Expenses					
Employee benefits expense		(5,008)	(6,805)	(352)	(1622)
Amortisation of intellectual property	3	(1,249)	(856)	-	-
Consulting expense		(710)	(865)	(155)	(300)
Patent costs		(349)	(562)	-	-
Legal expense		(210)	(543)	(167)	(405)
Travel expense		(292)	(535)	(42)	(172)
Rental and occupancy costs		(466)	(521)	-	-
Materials and consumables		(150)	(422)	-	-
Bad and doubtful debts		(52)	(385)	-	-
Depreciation and amortisation excluding amortisation of intangibles	3	(228)	(303)	-	(7)
Advertising and promotion		(179)	(199)	-	-
Directors fees		(153)	(175)	(153)	(175)
Other expenses from ordinary activities		(908)	(1350)	(263)	(336)
Share of net loss of an associate		(316)	(162)	-	-
Borrowing Costs	3				
Convertible note fees		(227)	(569)	(227)	(569)
Interest / Finance paid		(265)	(418)	(63)	(201)
Provision for doubtful debt – loan to subsidiary		-	-	(31617)	-
Provision for diminution of investment		-	-	(10531)	-
Impairment write-down of Goodwill		(676)	-	-	-
Impairment write-down of intellectual property		(30,388)	-	-	-
Loss from ordinary activities before income tax expense		(34,024)	(10,736)	(43,266)	(1,864)
Income tax expense	4	85	-	-	-
Loss from ordinary activities after related income tax expense		(33,940)	(10,736)	(43,266)	(1,864)
Basic earnings per share (cents per share)	5	($0.43)	($0.25)		
Diluted earnings per share (cents per share)	5	($0.25)	($0.23)		

Balance Sheet as at 30 June 2008

	Note	Economic Entity		Parent Entity	
		2008 $000	2007 $000	2008 $000	2007 $000
CURRENT ASSETS					
Cash assets	6	1,120	669	852	232
Trade and other receivables	7(a)	4,096	3,338	-	-
Prepayments	7(b)	95	55	9	-
Inventories	8	4,472	3,004	-	-
Other		49	-	5	
TOTAL CURRENT ASSETS		9,832	7,066	866	232
NON-CURRENT ASSETS					
Receivables	7(a)	-	-	-	27,516
Intangibles - Intellectual property	9	1,872	33,858	-	-
Other financial assets	10 (a)	110	527	17,530	27,298
Investments accounted for using the equity method	10 (b)	2,314	2,999	-	-
Property, plant and equipment	11	561	614	-	-
Other Receivables	7(c)	861	-	-	-
Deferred Tax Assets		299	-	-	-
TOTAL NON-CURRENT ASSETS		6,017	37,998	17,530	54,814
TOTAL ASSETS		15,849	45,064	18,396	55,046
CURRENT LIABILITIES					
Payables	12(a)	2,848	2,740	145	224
Financial liabilities	13	1,601	6,202	433	4,567
Provisions	14	459	478	-	51
Other payables	12(b)	270	645	-	-
TOTAL CURRENT LIABILITIES		5,178	10,065	578	4,842
NON-CURRENT LIABILITIES					
Financial liabilities	13	935	120	867	-
Other Payables	12(b)	5,115	5,888	-	-
TOTAL NON-CURRENT LIABILITIES		6,050	6,008	867	-
TOTAL LIABILITIES		11,228	16,073	1,445	4,842
NET ASSETS		4,621	28,992	16,951	50,204
EQUITY					
Contributed equity	15	69,285	59,324	69,285	59,324
Share Option Reserve	16(a)	52	-	52	-
Foreign Currency Translation Reserve	16(b)	(821)	(377)	-	-
Retained profits	17	(63,895)	(29,955)	(52,386)	(9,120)
Parent entity interest		4,621	28,992	16,951	50,204
TOTAL EQUITY		4,621	28,992	16,951	50,204

Statement of Changes in Equity for the year ended 30 June 2008

Economic Entity	$000	$000	$000	$000	$000	$000	$000
	Contributed Equity					Foreign Currency	Total
	Ordinary	Pref A	Pref B	Options			
Balance at 1.7.2006	**48,725**	-	2,139	-	**(19,219)**	-	**31,645**
Conversion of Pref A to ordinary equity	2,139	-	(2,139)	-	-	-	-
Transfer of expired options to ordinary equity	8,460	-	-	-	-	-	8,460
Shares issued during the year (net of transaction costs incurred)	-	-	-	-	-	(377)	(377)
Shares issued during the year (net of transaction costs incurred)	-	-	-	-	(10,736)	-	(10,736)
Sub-total	59,324	-	-	-	(29,955)	(377)	28,992
Dividends paid or provided for	-	-	-	-	-	-	-
Balance at 30.6.2007	59,324	-	-	-	(29,955)	(377)	28,992
Balance at 1.7.2007	**59,324**	-	-	-	**(29,955)**	**(377)**	**28,992**
Share Options issued during the year	-	-	-	52	-	-	52
Shares issued during the year (net of transaction costs incurred)	9,961	-	-	-	-	-	9,961
Adjustments from translation of foreign controlled entities	-	-	-	-	-	(444)	(444)
Loss attributable to members of parent entity	-	-	-	-	(33,940)	-	(33,940)
Sub-total	69,285	-	-	52	(63,895)	(821)	4,621
Dividends paid or provided for	-	-	-	-	-	-	-
Balance at 30.6.2008	**69,285**	-	-	**52**	**(63,895)**	**(821)**	**4,621**

The accompanying notes form part of these financial statements.

Statement of Changes in Equity for the year ended 30 June 2008

Parent Entity	$000	$000	$000	$000	$000	$000
	Contributed Equity					Total
	Ordinary	Pref A	Pref B	Options		
Balance at *1.7.2006*	**48,725**	-	2,139	-	**(7,256)**	**43,608**
Conversion of Pref B to ordinary equity	2,139	-	(2,139)	-	-	-
Shares issued during the year (net of transaction costs incurred)	8,460	-	-	-	-	8,460
Adjustments from translation of foreign controlled entities	-	-	-	-	-	-
Loss attributable to members of parent entity	-	-	-	-	(1,864)	(1,864)
Sub-total	59,324	-	-	-	(9,120)	50,204
Dividends paid or provided for	-	-	-	-	-	-
Balance at *30.6.2007*	**59,324**	-	-	-	**(9,120)**	**50,204**
Balance at *1.7.2007*	**59,324**	-	-	-	**(9,120)**	**50,204**
Shares issued during the year (net of transaction costs incurred)	9,961	-	-	-	-	9,961
Share Options issued during the year				52	-	52
Adjustments from translation of foreign controlled entities	-	-	-	-	-	-
Loss attributable to members of parent entity	-	-	-	-	(43,266)	(43,266)
Sub-total	69,285	-	-	52	(52,386)	16,951
Dividends paid or provided for	-	-	-	-	-	-
Balance at *30.6.2008*	**69,285**	-	-	**52**	**(52,386)**	**16,951**

The accompanying notes form part of these financial statements.





Cash Flow Statement for the year ended 30 June 2008

	Note	Economic Entity 2008 $000	Economic Entity 2007 $000	Parent Entity 2008 $000	Parent Entity 2007 $000
CASH FLOWS FROM OPERATING ACTIVITIES					
Receipts from customers		17,635	10,371	-	-
Payments to suppliers and employees		(23,071)	(22,638)	(1,374)	(2,044)
Interest received		83	72	71	62
Borrowing costs		-	-	-	-
Interest paid		(265)	(125)	-	-
R&D Start Grant Income		420	391	-	-
Other Income		1	65	-	26
Net cash provided by (used in) operating activities	28(ii)	(5,197)	(11,864)	(1,303)	(1,956)
CASH FLOWS FROM INVESTING ACTIVITIES					
Proceeds from Disposal of Equity Investments		650	-	650	-
Payment for investment in controlled entities		-	-	(1,180)	(4,649)
Purchase of property, plant and equipment		(176)	(616)	-	(5)
Purchase of investments (Spectrum)		-	(594)	-	-
Purchase of Intellectual property		-	-	-	-
Repayment of loans other entities		-	-	-	-
Loans to other entities		(861)	-	-	-
Loans to controlled entities		-	-	(4,101)	(4,822)
Net cash provided by (used in) investing activities		(387)	(1,210)	(4,631)	(9,476)
CASH FLOWS FROM FINANCING ACTIVITIES					
Proceeds from issue of shares		9,821	6,330	9,821	6,330
Proceeds from borrowings		1,802	4,752	1,300	3,792
Repayment of borrowings		(4,782)	(131)	(4,567)	-
Net cash provided by (used in) financing activities		6,841	10,951	6,554	10,122
Net increase in cash held		**1,257**	**(2,123)**	**620**	**(1,310)**
Cash at 1 July 2007		(137)	1,986	232	1,542
Cash at 30 June 2008	28(i)	**1,120**	**(137)**	**852**	**232**

The accompanying notes form part of these financial statements.

Notes to and forming part of the Financial Statements
for the year ended 30 June 2008

NOTE 1 STATEMENT OF ACCOUNTING POLICIES

The financial report is a general purpose financial report that has been prepared in accordance with Australian Accounting Standards including Australian Accounting Interpretations, other authoritative pronouncements of the Australian Accounting Standards Board and the *Corporations Act 2001*.

The financial report covers the economic entity of ***QRSciences Holdings Limited*** and controlled entities, and ***QRSciences Holdings Limited*** as an individual parent entity. ***QRSciences Holdings Limited*** is a listed public company, incorporated and domiciled in Australia.

The financial report of ***QRSciences Holdings Limited*** and controlled entities, and ***QRSciences Holdings Limited*** as an individual parent entity comply with all Australian equivalents to International Financial Reporting Standards (AIFRS) in their entirety.

The following is a summary of the material accounting policies adopted by the economic entity in the preparation of the financial report. The accounting policies have been consistently applied, unless otherwise stated.

Basis of Preparation

The accounting policies set out below have been consistently applied to all years presented.

Reporting Basis and Conventions

The financial report has been prepared on an accruals basis and is based on historical costs modified by the revaluation of selected non-current assets, financial assets and financial liabilities for which the fair value basis of accounting has been applied.

Accounting Policies

A. Principles of Consolidation

A controlled entity is any entity ***QRSciences Holdings Limited*** has the power to control the financial and operating policies of so as to obtain benefits from its activities.

A list of controlled entities is contained in Note 20 to the financial statements. All controlled entities have a June financial year-end.

All inter-company balances and transactions between entities in the economic entity, including any unrealised profits or losses, have been eliminated on consolidation. Accounting policies of subsidiaries have been changed where necessary to ensure consistencies with those policies applied by the parent entity.

Where controlled entities have entered or left the economic entity during the year, their operating results have been included/excluded from the date control was obtained or until the date control ceased.

Minority equity interests in the equity and results of the entities that are controlled are shown as a separate item in the consolidated financial report.

B. Investments

Associated Companies

Associates are those companies over which the company exercises significant influence. Investments in Associates are accounted for using equity accounting principles, whereby the company's equity accounted share of the Associates' net profit or loss is recognised in the company's Income Statement from the date significant influence commences.

Notes to and forming part of the Financial Statements
for the year ended 30 June 2008

Other Investments

Other investments are brought to account at cost. The carrying amount of investments is reviewed annually by directors to ensure it is not in excess of the recoverable amount of these investments. The recoverable amount is assessed from the shares' market value or the underlying net assets in the particular companies.

Dividends are brought to account in the profit and loss account when received except for dividends from controlled entities which are brought to account when they are proposed by the controlled entity.

C. Income Tax

The charge for current income tax expense is based on the profit for the year adjusted for any non-assessable or disallowed items. It is calculated using the tax rates that have been enacted or are substantially enacted by the balance sheet date.

Deferred tax is accounted for using the balance sheet liability method in respect of temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. No deferred income tax will be recognised from the initial recognition of an asset or liability, excluding a business combination, where there is no effect on accounting or taxable profit or loss.

Deferred tax is calculated at the tax rates that are expected to apply to the period when the asset is realised or liability is settled. Deferred tax is credited in the income statement except where it relates to items that may be credited directly to equity, in which case the deferred tax is adjusted directly against equity.

Deferred income tax assets are recognised to the extent that it is probable that future tax profits will be available against which deductible temporary differences can be utilised.

The amount of benefits brought to account or which may be realised in the future is based on the assumption that no adverse change will occur in income taxation legislation and the anticipation that the economic entity will derive sufficient future assessable income to enable the benefit to be realised and comply with the conditions of deductibility imposed by the law.

During the 2002/03 financial year, legislation was enacted to allow groups, comprising of a parent entity and its Australian resident wholly owned entities, to elect to consolidate and be treated as a single entity for income tax purposes. The legislation, which includes both elective and mandatory elements, is applicable to the Consolidated Entity. As at 30 June 2008, the Directors of the Company have not made a decision to elect to be taxed as a single entity. The financial effect of the legislation has not been brought to account in the financial statements for the year 30 June 2008.

D. Property, Plant and Equipment

Each class of plant and equipment is carried at cost or fair value less, where applicable, any accumulated depreciation and impairment losses.

Plant and equipment

Plant and equipment are measured on the cost basis.

The carrying amount of plant and equipment is reviewed annually by Directors to ensure it is not in excess of the recoverable amount from these assets. The recoverable amount is assessed on the basis of the expected net cash flows that will be received from the asset's employment and subsequent disposal. The expected net cash flows have been discounted to their present values in determining recoverable amounts.

The cost of fixed assets constructed within the economic entity includes the cost of materials, direct labour, borrowing costs and an appropriate proportion of fixed and variable overheads.

Notes to and forming part of the Financial Statements
for the year ended 30 June 2008

Depreciation

The depreciable amount of all fixed assets including building and capitalised lease assets, but excluding freehold land, is depreciated on a straight-line basis over their useful lives to the economic entity commencing from the time the asset is held ready for use. Leasehold improvements are depreciated over the shorter of either the unexpired period of the lease or the estimated useful lives of the improvements.

The depreciation rates used for each class of depreciable assets are:

Class of Fixed Asset	*Depreciation Rate*
Plant and equipment	5 - 37.5%

The assets' residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount.

Gains and losses on disposals are determined by comparing proceeds with the carrying amount. These gains and losses are included in the income statement. When revalued assets are sold, amounts included in the revaluation reserve relating to that asset are transferred to retained earnings.

E. Leases

Leases of fixed assets where substantially all the risks and benefits incidental to the ownership of the asset, but not the legal ownership that is transferred to entities in the economic entity, are classified as finance leases.

Finance leases are capitalised by recording an asset and a liability at the lower of the amounts equal to the fair value of the leased property or the present value of the minimum lease payments, including any guaranteed residual values. Lease payments are allocated between the reduction of the lease liability and the lease interest expense for the period.

Leased assets are depreciated on a straight-line basis over the shorter of their estimated useful lives or the lease term.

Lease payments for operating leases, where substantially all the risks and benefits remain with the lessor, are charged as expenses in the periods in which they are incurred.

Lease incentives under operating leases are recognised as a liability and amortised on a straight-line basis over the life of the lease term.

F. Financial Instruments

Recognition

Financial instruments are initially measured at cost on trade date, which includes transaction costs, when the related contractual rights or obligations exist. Subsequent to initial recognition these instruments are measured as set out below.

Financial assets at fair value through profit and loss

A financial asset is classified in this category if acquired principally for the purpose of selling in the short term or if so designated by management and within the requirements of AASB 139: Recognition and Measurement of Financial Instruments. Derivatives are also categorised as held for trading unless they are designated as hedges. Realised and unrealised gains and losses arising from changes in the fair value of these assets are included in the income statement in the period in which they arise.



Notes to and forming part of the Financial Statements
for the year ended 30 June 2008

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and are stated at amortised cost using the effective interest rate method.

Held-to-maturity investments

These investments have fixed maturities, and it is the Group's intention to hold these investments to maturity. Any held-to-maturity investments held by the Group are stated at amortised cost using the effective interest rate method.

Available-for-sale financial assets

Available-for-sale financial assets include any financial assets not included in the above categories. Available-for-sale financial assets are reflected at fair value. Unrealised gains and losses arising from changes in fair value are taken directly to equity.

Financial liabilities

Non-derivative financial liabilities are recognised at amortised cost, comprising original debt less principal payments and amortisation.

Derivative instruments

Derivative instruments are measured at fair value. Gains and losses arising from changes in fair value are taken to the income statement unless they are designated as hedges.

QRSciences Holdings Limited and Controlled Entities designates certain derivatives as either;

i. hedges of the fair value of recognised assets or liabilities or a firm commitment (fair value hedge); or

ii. hedges of highly probably forecast transactions (cash flow hedge).

At the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions is documented.

Assessments, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions have been and will continue to be highly effective in offsetting changes in fair values or cash flows of hedged items, are also documented.

(i) Fair value hedge

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the income statement, together with any changes in the fair value of the hedge asset or liability that are attributable to the hedged risk.

(ii) Cash flow hedge

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is deferred to a hedge reserve in equity. The gain or loss relating to the ineffective portion is recognised immediately in the income statement.

Amounts accumulated in the hedge reserve in equity are transferred to the income statement in the periods when the hedged item will affect profit or loss.

Fair value

Fair value is determined based on current bid prices for all quoted investments. Valuation techniques are applied to determine the fair value for all unlisted securities, including recent arm's length transactions, reference to similar instruments and option pricing models.

Notes to and forming part of the Financial Statements
for the year ended 30 June 2008

Impairment

At each reporting date, the Group assess whether there is objective evidence that a financial instrument has been impaired. In the case of available-for-sale financial instruments, a prolonged decline in the value of the instrument is considered to determine whether an impairment has arisen. Impairment losses are recognised in the income statement.

G. Impairment of Assets

At each reporting date, the Group reviews the carrying values of its tangible and intangible assets to determine whether there is any indication that those assets have been impaired. If such an indication exists, the recoverable amount of the asset, being the higher of the asset's fair value less costs to sell and value in use, is compared to the asset's carrying value. Any excess of the asset's carrying value over its recoverable amount is expensed to the income statement.

Impairment testing is performed annually for goodwill and intangible assets with indefinite lives.

Where it is not possible to estimate the recoverable amount of an individual asset, the group estimates the recoverable amount of the cash-generating unit to which the asset belongs.

H. Intangibles

Acquired both separately and from a business combination

Intangible assets acquired separately or in a business combination are initially measured at cost. The cost of an intangible acquired in a business combination is its fair value at the date of acquisition.

Following initial recognition, intangible assets are carried at cost less any accumulated amortisation and any accumulated impairment losses.

The useful lives of these intangible assets are assessed to be either finite or indefinite.

(i) Intangibles with Finite Lives

Intangible assets with finite lives are amortised over the useful life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortisation period and the amortisation method for an intangible asset with a finite useful life is reviewed at least at each financial year-end. Changes in the expected useful life are reviewed at least at each financial year-end. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortisation period or method, as appropriate, which is a change in accounting estimate. The amortisation expense on intangible assets with finite lives is recognised in profit or loss in the expense category consistent with the function of the intangible asset.

(ii) Intangibles with Indefinite Useful Lives

Intangible assets with indefinite useful lives shall not be amortised but will be tested for impairment by comparing its recoverable amount with its carrying amount annually and whenever there is an indication that the intangible assets may be impaired.

Intangible assets, excluding development costs, created within the business are not capitalised and expenditure is charged against profits in the period in which the expenditure is incurred.

Impairment

All intangible assets are tested for impairment where an indicator of impairment exists either individually or at the cash generating unit level. Useful lives are also examined on an annual basis and adjustments, where applicable, are made on a prospective basis.

Notes to and forming part of the Financial Statements
for the year ended 30 June 2008

Research and development costs

Research costs are expensed as incurred. An intangible asset arising from development expenditure on an internal project is recognised only when the Group can demonstrate the technical feasibility of completing the intangible asset so that it will be available for use or sale, its intention to complete and its ability to use or sell the asset, how the asset will generate future economic benefits, the availability of resources to complete the development and the ability to measure reliably the expenditure attributable to the intangible asset during its development.

Development expenditure incurred on an individual project is carried forward when its future recoverability can reasonably be regarded as assured.

Following the initial recognition of the development expenditure, the cost model is applied requiring the asset to be carried at cost less any accumulated amortisation and accumulated impairment losses.

Any expenditure carried forward is amortised over the period of expected future economic benefits from the related project.

The carrying value of development costs is reviewed for impairment annually when the asset is not yet in use or more frequently when an indicator of impairment arises during a reporting period indicating that the carrying amount may not be recoverable.

A summary of the policies applied to the Group's intangible assets is as follows:

	Patents, Trademarks & Other Intellectual Property	
	Finite Useful Life	**Indefinite Useful Life**
Amortisation method used	10 years – straight-line	Not amortised
Acquired / internally generated	Acquired	Acquired
Impairment testing / recoverable amount testing	Reviewed annually for indicator of impairment	Tested annually for indicator of impairment

I. Foreign Currency Transactions and Balances

Functional and presentation currency

The functional currency of each of the group's entities is measured using the currency of the primary economic environment in which that entity operates. The consolidated financial statements are presented in Australian dollars which is the parent entity's functional and presentation currency.

Transaction and balances

Foreign currency transactions are translated into functional currency using the exchange rates prevailing at the date of the transaction. Foreign currency monetary items are translated at the year-end exchange rate. Non-monetary items measured at historical cost continue to be carried at the exchange rate at the date of the transaction. Non-monetary items measured at fair value are reported at the exchange rate at the date when fair values were determined.

Exchange differences arising on the translation of monetary items are recognised in the income statement, except where deferred in equity as a qualifying cash flow or net investment hedge.

Exchange differences arising on the translation of non-monetary items are recognised directly in equity to the extent that the gain or loss is directly recognised in equity, otherwise the exchange difference is recognised in the income statement.

Notes to and forming part of the Financial Statements
for the year ended 30 June 2008

Group companies

The financial results and position of foreign operations whose functional currency is different from the Group's presentation currency are translated as follows:

- assets and liabilities are translated at year-end exchange rates prevailing at that reporting date;
- income and expenses are translated at average exchange rates for the period; and
- retained earnings are translated at the exchange rates prevailing at the date of the transaction.

Exchange differences arising on translation of foreign operations are transferred directly to the Group's foreign currency translation reserve in the balance sheet. These differences are recognised in the income statement in the period in which the operation is disposed.

J. Employee Benefits

Provision is made for the Company's liability for employee benefits arising from services rendered by employees to balance date. Employee benefits that are expected to be settled within ***one*** year have been measured at the amounts expected to be paid when the liability is settled, plus related on-costs. Employee benefits payable later than ***one*** year have been measured at the present value of the estimated future cash outflows to be made for those benefits.

Equity-settled compensation

The Group operates a number of share-based compensation plans. These include both a share option arrangement and an employee share scheme. The bonus element over the exercise price of the employee services rendered in exchange for the grant of shares and options is recognised as an expense in the income statement. The total amount to be expensed over the vesting period is determined by reference to the fair value of the shares or the options granted.

K. Provisions

Provisions are recognised when the group has a legal or constructive obligation, as a result of past events, for which it is probable that an outflow of economic benefits will result and that outflow can be reliably measured.

L. Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, deposits held at call with banks, other short term highly liquid investments with original maturities of ***12*** months or less, and bank overdrafts. Bank overdrafts are shown within short term borrowings in current liabilities on the balance sheet.

M. Revenue

Revenue from the sale of goods is recognised upon the delivery of goods to customers.

Interest revenue is recognised on a proportional basis taking into account the interest rates applicable to the financial assets.

Dividend revenue is recognised when the right to receive a dividend has been established. Dividends received from associates and joint venture entities are accounted for in accordance with the equity method of accounting.

Revenue from the rendering of a service is recognised upon the delivery of the service to the customers.

All revenue is stated net of the amount of goods and services tax (GST).

Notes to and forming part of the Financial Statements
for the year ended 30 June 2008

N. Borrowing Costs

Borrowing costs directly attributable to the acquisition, construction or production of assets that necessarily take a substantial period of time to prepare for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale.

All other borrowing costs are recognised in income in the period in which they are incurred.

O. Goods and Services Tax (GST)

Revenues, expenses and assets are recognised net of the amount of GST, except where the amount of GST incurred is not recoverable from the Australian Tax Office. In these circumstances the GST is recognised as part of the cost of acquisition of the asset or as part of an item of the expense. Receivables and payables in the balance sheet are shown inclusive of GST.

Cash flows are presented in the cash flow statement on a gross basis, except for the GST component of investing and financing activities, which are disclosed as operating cash flows.

P. Government Grants

Government grants are recognised at fair value where there is reasonable assurance that the grant will be received and all grant conditions will be met. Grants relating to expense items are recognised as income over the periods necessary to match the grant to the costs they are compensating. Grants relating to assets are credited to deferred income at fair value and are credited to income over the expected useful life of the asset on a straight-line basis.

Q. Comparative Figures

When required by Accounting Standards, comparative figures have been adjusted to conform to changes in presentation for the current financial year.

R. Rounding of Amounts

The consolidated entity is an entity to which ASIC Class Order 98/100 applies and, accordingly, amounts in the financial statements and directors' report have been rounded to the nearest thousand dollars.

S. Preparation of report on going concern basis

This financial report has been prepared on a going concern basis, which assumes sufficient funding from capital or debt financing, completion of income generating commercial agreements, restructuring transactions, or, if necessary, reduction in activities or action to realise asset value.

Critical Accounting Estimates and Judgments

The Directors evaluate estimates and judgments incorporated into the financial report based on historical knowledge and best available current information. Estimates assume a reasonable expectation of future events and are based on current trends and economic data, obtained both externally and within the Group.

Key Estimates — Impairment

The Group assesses impairment at each reporting date by evaluating conditions specific to the group that may lead to impairment of assets. Where an impairment trigger exists, the recoverable amount of the asset is determined. Value-in-use calculations performed in assessing recoverable amounts incorporate a number of key estimates.

In relation to the Group's Intellectual Property, an independent external consultant was engaged during the year to assess the carrying value in accordance with applicable accounting standards and concluded that the intellectual property was significantly impaired. Accordingly, an impairment write-down of $30.388m was recognised in the income statement during the year.

Notes to and forming part of the Financial Statements
for the year ended 30 June 2008

	Economic Entity		Parent Entity	
	2008	2007	2008	2007
	$000	$000	$000	$000
NOTE 2 OPERATING REVENUE				
Operating Activities:				
Interest received	88	72	71	1,897
Sale of goods & services	17,165	13,660	-	-
Grant income	420	391	-	-
Other revenue	458	151	-	26
Gain on Disposal	233	-	233	-
FX Gain	1,436	-	-	-
Total Revenue	19,800	14,274	304	1,923

NOTE 3 OPERATING PROFIT BEFORE INCOME TAX

Profit from ordinary activities before income tax has been determined after:

	2008 $000	2007 $000	2008 $000	2007 $000
(a) Expenses:				
Borrowing costs (interest) paid/due and payable to:				
- other persons	492	987	290	770
Depreciation of property, plant and equipment	228	303	-	7
Amortisation of intangible property	1,249	856	-	-

Notes to and forming part of the Financial Statements
for the year ended 30 June 2008

NOTE 4 INCOME TAX EXPENSE

		Economic Entity		Parent Entity	
		2008	2007	2008	2007
		$000	$000	$000	$000
a.	The components of tax expense comprise:				
	Current tax	210	-	-	-
	Deferred tax	(299)	-	-	-
	Prior year adjustment	4	-	-	-
		(85)	-	-	-
b.	The prima facie tax benefit on loss from ordinary activities before income tax is reconciled to the income tax as follows:				
	Prima facie tax benefit on loss from ordinary activities before income tax at 30% (2007: 30%)	(10,207)	(3,172)	(12,979)	(559)
	Add:				
	Tax effect of:				
	- Current year revenue losses not recognised	1,052	2,552	439	291
	- Impairment of Assets	8,358	-	12,644	-
	- Prior period adjustment	-	5,391	-	-
	- Share based payments	16	267	16	267
	- Effect of lower rate of tax on overseas loss	123	179	-	-
	- Current year overseas losses not recognised	123	179	-	-
	- Other non-allowable items	184	171	50	122
	- Other deferred tax balances not recognised	826	-	-	-
	- Excess franking offsets converted to revenue losses not recognised	11	11	11	11
	- Franking credits	3	3	3	3
		489	5,582	184	135
	Less:				
	Tax effect of:				
	- Other deferred tax balances not recognised	-	5,571	173	124
	- Revenue losses recouped not previously recognised	215	-	-	-
	- Prior year tax adjustment	243	-	-	-
	- Other non-assessable items	105	-	-	-
	- Rebateable fully franked dividends	11	11	11	11
	Income tax (benefit)	(85)	-	-	-

Notes to and forming part of the Financial Statements
for the year ended 30 June 2008

	Economic Entity		Parent Entity	
	2008	2007	2008	2007
	$000	$000	$000	$000
The applicable weighted average effective tax rates are as follows:	1%	0%	0%	0%
c. The following deferred tax balances have not been recognised:				
Deferred Tax Assets:				
At 30%:				
Carry forward revenue losses	4,384	8,865	1,793	1,343
Carry forward capital losses	-	170	-	-
Capital raising costs	356	295	356	295
Intangibles	1,066	529	-	-
Provisions and accruals	71	168	27	42
Other	-	29	-	28
	5,877	10,056	2,176	768

d. The following deferred tax assets have been recognised:

Deferred Tax Assets (QRSciences Security Pty Ltd) At 30%:				
Provisions	192	-	-	-
Accruals	107	-	-	-
	299	-	-	-
At 15% (United States of America):				
- Overseas losses	504	381	-	-

The tax benefits will only be obtained if:

(a) the company derives future assessable income of a nature and of an amount sufficient to enable the benefits to be utilised;

(b) the company continues to comply with the conditions for deductibility imposed by law; and

(c) no changes in income tax legislation adversely affect the company in utilising the benefits.

Deferred Tax Liabilities:				
At 30%:				
Other	375	39	-	-

The above Deferred Tax Liabilities have not been recognised as they have given rise to the carry forward revenue losses for which the Deferred Tax Asset has not been recognised.

The values included in the comparative year have been updated to correctly reflect current and deferred tax balances, including deferred tax balances not recognised. There is no impact to the tax expense for the year.

Notes to and forming part of the Financial Statements
for the year ended 30 June 2008

NOTE 5 EARNINGS PER SHARE

	Economic Entity	
	2008	2007
	$000	$000
Reconciliation of earnings used in the calculation of earnings per share		
Operating profit/(loss) after income tax	(33,940)	(10,736)
Earnings used in the calculation of basic earnings per share	(33,940)	(10,736)

Reconciliation of weighted average numbers of ordinary shares used in the calculation of earnings per share

	Shares	Shares
Weighted average numbers of ordinary shares used in the calculation of the basic earnings per share	79,203,567	42,360,466
Weighted average numbers of options outstanding	54,578,753	3,517,783
Weighted average numbers of ordinary shares used in the calculation of dilutive earnings per share	133,782,320	45,878,249

	Economic Entity		Parent Entity	
	2008	2007	2008	2007
	$000	$000	$000	$000
NOTE 6 CASH ASSETS				
Cash at bank	1,120	669	852	232
	1,120	669	852	232
NOTE 7(a) RECEIVABLES				
Current				
Trade debtors	4,096	3,338	-	-
Non Current				
Loan to QRSciences Pty Ltd - secured	-	-	31,617	27,516
Less: Provision for doubtful debt	-	-	(31,617)	-
	-	-	-	27,516

Notes to and forming part of the Financial Statements
for the year ended 30 June 2008

	Economic Entity		Parent Entity	
	2008	2007	2008	2007
	$000	$000	$000	$000
NOTE 7(b) PREPAYMENTS & DEPOSITS				
Prepayments	95	55	9	-
	95	55	9	-
NOTE 7(c) OTHER RECEIVABLES				
Convertible Note – Spectrum San Diego Inc	861	-	-	-
	861	-	-	-

The convertible note to Spectrum yields a return of 8% per annum and matures in February 2009.

Converting this loan would result in QRS Holding 33.4% of Spectrum.

NOTE 8 INVENTORIES

CURRENT – At Cost

	Economic Entity 2008 $000	Economic Entity 2007 $000	Parent Entity 2008 $000	Parent Entity 2007 $000
Finished Goods	4,821	3,342	-	-
Less: Provision for obsolescence	(349)	(338)	-	-
	4,472	3,004	-	-



Notes to and forming part of the Financial Statements
for the year ended 30 June 2008

NOTE 9 INTANGIBLE ASSETS - INTELLECTUAL PROPERTY

	Economic Entity		Parent Entity	
	2008	2007	2008	2007
	$000	$000	$000	$000
(a) Intellectual property (indefinite useful live) at cost	-	27,184	-	-
(b) Intellectual property (finite useful live) at cost	7,455	7,854	-	-
Less: accumulated amortisation	(2,429)	(1,180)	-	-
Less: Impairment write-down	(3,154)	-	-	-
	1,872	6,674	-	-
Total	1,872	33,858	-	-
(a) Movements during the year				
Opening balance	27,184	27,184	-	-
Impairment write-down	(27,184)	-	-	-
Carrying amount at end of the year	-	27,184	-	-
(b) Movements during the year				
Opening balance	6,674	12,638	-	-
BTG Impairment write-down	(3,154)	-	-	-
Renegotiations with BTG International in relation to a reduction in the costs of the patent portfolio	(399)	(5,108)	-	-
Amortisation expense	(1,249)	(856)	-	-
Carrying amount at end of the year	1,872	6,674	-	-

Notes to and forming part of the Financial Statements
for the year ended 30 June 2008

NOTE 10(a) OTHER FINANCIAL ASSETS

	Economic Entity		Parent Entity	
	2008	2007	2008	2007
	$000	$000	$000	$000
Available for Sale Financial Assets				
Shares in a controlled entity (QRSciences Pty Ltd) at cost	-	-	21,972	21,972
Less: Provision for diminution			(10,531)	-
	-	-	11,441	21,972
Shares in other unlisted entities at cost	-	-	-	-
Shares in other controlled listed entities (Diversified Opportunities)	-	-	681	-
Shares in a controlled entity (QRSciences Security Pty Ltd)	-	-	5,298	4,799
Shares in other unlisted entities Freeside Pty Ltd - 19% equity held (principal activity: investment in Old Perth Port) – at cost	-	417	-	417
Chief entity's interest in unlisted business undertakings – at cost (refer Note 20)	110	110	110	110
	110	527	17,530	27,298

Shares in a controlled entity are carried at cost.

The fair value of unlisted available for sale financial assets cannot be reliably measured as variability in the range of reasonable fair value estimates is significant. As a result, all unlisted investments are reflected at cost.

NOTE 10(b) INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD

Associated Company – Note 10(c)	2,314	2,999	-	-

Interest is held in the following associated company:

Name	Shares	Principal Activities	Country of incorporation	Ownership Interest		Carrying Amount of Investment	
Unlisted				2008	2007	2008	2007
				%	%	$000	$000
Spectrum San Diego Inc.	Pref.	Developer of x-ray & backscatter technology	USA	27.4	27.4	2,314	2,999

Notes to and forming part of the Financial Statements
for the year ended 30 June 2008

		Economic Entity	
		2008	2007
		$000	$000
NOTE 10(c)	**Movements During the Year in Equity Accounted Investment in Associated Companies**		
	Balance at beginning of the financial year	2,999	1,813
Add:	New investments during the year		1,348
Less:	Foreign Exchange Movement	(369)	-
	Share of associated company's loss from ordinary activities and extraordinary items after income tax	(316)	(162)
	Balance at end of the financial year	2,314	2,999
b.	**Equity accounted profits of associates are broken down as follows:**		
	Share of associate's loss before tax	(316)	(162)
	Share of associate's tax expense	-	-
	Share of associate's loss after tax	(316)	(162)
c.	**Summarised Presentation of Aggregate Assets and Liabilities**		
	Current Assets	249	246
	Non-current Assets	550	608
	Total Assets	799	854
	Current Liabilities	250	76
	Non-current Liabilities	1,046	122
	Total Liabilities	1,296	198
	Net Assets	(497)	656

	Economic Entity		Parent Entity	
	2008	2007	2008	2007
	$000	$000	$000	$000
NOTE 11 PROPERTY, PLANT AND EQUIPMENT				
Plant and equipment at cost	2,610	2,434	54	54
Accumulated depreciation	(2,048)	(1,820)	(54)	(54)
Total plant and equipment	561	614	-	-

Notes to and forming part of the Financial Statements
for the year ended 30 June 2008

(a) **Movements in Carrying Amounts**

Movement in the carrying amounts for each class of property, plant and equipment between the beginning and the end of the current financial year:

	Plant and Equipment 2008 $000	Plant and Equipment 2007 $000
Economic Entity:		
Balance at the beginning of year	614	302
Additions	176	615
Cost of plant & equipment written off	-	(178)
Accumulated depreciation of plant & equipment written off	-	178
Revaluation increments / (decrements)		
Depreciation expense	(228)	(303)
Capitalised finance costs and depreciation	-	-
Disposals of assets on sale of subsidiary	-	-
Carrying amount at the end of year	561	614
Parent Entity:		
Balance at the beginning of year	-	16
Additions	-	6
Disposals	-	(15)
Revaluation increments / (decrements)	-	-
Depreciation expense	-	(7)
Carrying amount at the end of year	-	-

	Economic Entity		Parent Entity	
	2008 $000	2007 $000	2008 $000	2007 $000
NOTE 12 PAYABLES				
(a) Trade creditors and accruals	2,848	2,740	145	225
(a) Other Payables				
(i) Current	270	645	-	-
(i) Non Current	5,115	5,888	-	-

i. The $0.270 million carried on the balance sheet as a current liability relates to discretionary payments required by QRSciences Holdings Limited to maintain its ownership rights over the BTG patent portfolio.

ii. The $5.115 million carried on the balance sheet as a non-current liability relates to discretionary payments required by QRSciences Holdings Limited to maintain its ownership rights over the BTG patent portfolio calculated as a NPV and payable over the next 11 years.



Notes to and forming part of the Financial Statements
for the year ended 30 June 2008

NOTE 13 FINANCIAL LIABILITIES

SHORT TERM				
Convertible loans - secured (a)	433	4,567	433	4,567
Unsecured loans	-	215	-	-
Bank overdrafts – secured (b)	-	805	-	-
Letters of credit – secured (c)	1,086	576	-	-
Lease liability - secured (d)	82	39	-	-
	1,601	6,202	433	4,567
LONG TERM				
Convertible Loans – Secured (a)	867	-	867	-
Lease liability – Secured (d)	69	120	-	-
	935	120	867	-

(a) Secured against the assets of the consolidated entity and all subsidiaries. Interest is fixed at 10% per annum. The note expires in May 2010. Each monthly is subjected to a 10% reduction in premium fee.

(b) Represents a debtor finance facility within QRSciences Security Pty Ltd and secured against the value of the debtor. Facility covenants include:

i. Inventory to working capital facility ratio to be no less than 2.5 times

ii. Minimum interest cover of 2.5 times as measured quarterly for QRSciences Security Pty Ltd

iii. Minimum capital adequacy of 40% as measured on a daily basis and reported quarterly for QRSciences Security Pty Ltd

iv. Within 120 days of the close of each financial year, a copy of the audited annual report or balance sheet, profit and loss account, and a copy of the projected cash flow budget for the ensuing year for the entity.

v. Within 30 days of the close of each quarter, a copy of the management accounts including balance sheet and profit and loss account for the entity.

vi. An immediate review of the facility is required should 90+ day debtors exceed 15% of overall outstanding.

(c) Secured against the assets of QRSciences Security Pty Ltd

(d) Secured against the assets of QRSciences Security Pty Ltd

Notes to and forming part of the Financial Statements
for the year ended 30 June 2008

NOTE 14 PROVISIONS

	Economic Entity		Parent Entity	
	2008	2007	2008	2007
	$000	$000	$000	$000
Current				
Employee entitlements:				
– provision for annual leave	243	478	-	51
Other	216	-	-	-
	459	478	-	51
Number of employees at year end	41	56	3	2

NOTE 15 CONTRIBUTED EQUITY

	Economic Entity 2008 $000	Economic Entity 2007 $000	Parent Entity 2008 $000	Parent Entity 2007 $000
(a) 86,252,374 (2007: 50,397,580) Ordinary Shares Fully Paid	69,285	59,324	69,285	59,324
(b) 43,035,039 Listed Options exercisable at $0.45 on or before 30 June 2012	-	-	-	-
(c) 50,500 (2007: 50,500) Options exercisable at $1.00 on or before 30 June 2008	-	-	-	-
(d) 1,114,384 (2007: 1,020,368) Options exercisable at $0.50 on or before 10 May 2012	-	-	-	-
(e) 3,801,547 (2007: 3,801,547) Options exercisable at $0.587 on or before 10 May 2014	-	-	-	-
(f) 3,801,547 (2007: 3,801,547) Options exercisable at $0.797 on or before 10 May 2014	-	-	-	-
(g) 7,500,000 (2007: Nil) Options exercisable at $0.25 on or before 10 May 2014	-	-	-	-
(h) 906,859 (2007: Nil) Options exercisable at $0.30 on or before 19 Oct 2012	-	-	-	-
(i) 950,000 (2007: Nil) Options exercisable at $0.15 on or before 22 April 2010	-	-	-	-
(j) 950,000 (2007: Nil) Options exercisable at $0.20 on or before 22 April 2011	-	-	-	-
	69,285	59,324	69,285	59,324

Notes to and forming part of the Financial Statements
for the year ended 30 June 2008

(a) Movements during the period				
Ordinary issued and fully paid share capital				
Opening balance at the beginning of the reporting period	59,324	48,725	59,324	48,725
• Issue of 2,992,000 fully paid ordinary shares - Share Purchase Plan	-	1,496	-	1,496
• Issue of 4,000,000 fully paid ordinary shares - September 2006	-	2,000	-	2,000
• Issue of 400,000 fully paid ordinary shares - December 2006	-	200	-	200
• Issue of 507,100 fully paid ordinary shares - December 2006	-	254	-	254
• Conversion of preference B shares – January 2007	-	2,139	-	2,139
• Issue of 27,584 fully paid ordinary shares - January 2006 (Share-Based Payments)	-	15	-	15
• Issue of 383,096 fully paid ordinary shares - January 2007 (Spectrum Investment)	-	372	-	372
• Issue of 452,835 fully paid ordinary shares - January 2007 (BTG Patent Portfolio)	-	258	-	258
• Issue of 350,878 fully paid ordinary shares – February 2007 (BTG Patent Portfolio)	-	200	-	200
• Issue of 4,000,000 fully paid ordinary shares - February 2007	-	2,000	-	2,000
• Issue of 1,500,000 fully paid ordinary shares - February 2007	-	750	-	750
• Issue of 644,397 fully paid ordinary shares - February 2007	-	322	-	322
• Issue of 16,949 fully paid ordinary shares - May 2007 (Share-Based Payments)	-	10	-	10
• Issue of 379,312 fully paid ordinary shares - June 2007 (Spectrum Investment)	-	368	-	368
• Vesting of Employee Share Plan	-	891	-	891
• Issue of 21,134,373 FPO Shares under rights issue – Aug 07	6,340	-	6,340	-
• Issue of 4,608,500 FPO Shares – Convertible Note Aug 07	1,383	-	1,383	-
• Issue of 9,104,137 FPO Shares – Shortfall of Rights Issue Oct 07	2,731	-	2,731	-
• Issue of 23,060 FPO Shares – Shortfall of Rights Issue Nov 07	1	-	1	-
• Conversion of Options – Dunlop	-	-	-	-
• Issue of 269,545 FPO Shares – Employee Share Plan Apr 08	31	-	31	-
• Issue of 162,500 FPO Shares – Convertible Note Agreement Jun 08	26	-	26	-
• Issue of 552,179 FPO Shares – Share based payments	83	-	83	-
• Transaction costs relating to share issues	(634)	(676)	(634)	(676)
Closing balance at the end of the reporting period 86,252,374	69,285	59,324	69,285	59,324

Notes to and forming part of the Financial Statements
for the year ended 30 June 2008

(b) Movements during the period

Listed Options to subscribe for ordinary shares exercisable at $0.45 on or before 30 June 2012

Opening balance at the beginning of the reporting period Nil	-	-	-	-
• Issue of 21,134,373 options expiry June 2012 – issued in August 2007	-	-	-	-
• Issue of 2,799,589 options expiry June 2012 – issued in August 2007	-	-	-	-
• Issue of 9,104,137 options expiry June 2012 – issued in October 2007	-	-	-	-
• Issue of 10,000,000 options expiry June 2012 – issued in December 2007	-	-	-	-
• Exercise of 3,060 options expiry June 2012	-	-	-	-
Closing balance at the end of the reporting period 43,035,039	-	-	-	-

(c) Movements during the period

Options to subscribe for ordinary shares exercisable at $1.00 on or before 30 September 2010

Opening balance at the beginning of the reporting period 50,500	-	-	-	-
Closing balance at the end of the reporting period 50,500	-	-	-	-

(d) Movements During the Period

Options to subscribe for ordinary shares exercisable at $0.50 on or before 10 May 2012

Opening balance at the beginning of the reporting period 1,020,368	-	-	-	-
• Issue of 94,016 options expiry May 2012 – issued in May 2008	-	-	-	-
Closing balance at the end of the reporting period 1,114,384	-	-	-	-

(e) Movements During the Period

Options to subscribe for ordinary shares exercisable at $0.587 on or before 10 May 2014

Opening balance at the beginning of the reporting period 3,801,547	-	-	-	-
Closing balance at the end of the reporting period 3,801,547	-	-	-	-

Notes to and forming part of the Financial Statements
for the year ended 30 June 2008

(f) Movements during the period

Options to subscribe for ordinary shares exercisable at $0.797 on or before 10 May 2014

Opening balance at the beginning of the reporting period 3,801,547	-	-	-	-
Closing balance at the end of the reporting period 3,801,547	-	-	-	-

(g) Movements during the period

Options to subscribe for ordinary shares exercisable at $0.25 on or before 10 May 2014

Opening balance at the beginning of the reporting period 7,500,000	-	-	-	-
Closing balance at the end of the reporting period 7,500,000	-	-	-	-

(h) Movements During the Period

Options to subscribe for ordinary shares exercisable at $0.30 on or before 19 Oct 2012

Opening balance at the beginning of the reporting period nil	-	-	-	-
• Issue of 906,859 options expiry 19 Oct 2012 – issued in May 2008	-	-	-	-
Closing balance at the end of the reporting period 906,859	-	-	-	-

(i) Movements During the Period

Options to subscribe for ordinary shares exercisable at $0.15 on or before 22 April 2010

Opening balance at the beginning of the reporting period nil	-	-	-	-
• Issue of 950,00 options expiry 22 Apr 2010 – issued in May 2008	-	-	-	-
Closing balance at the end of the reporting period 950,000	-	-	-	-

(J) Movements During the Period

Options to subscribe for ordinary shares exercisable at $0.20 on or before 22 April 2011

Opening balance at the beginning of the reporting period nil	-	-	-	-
• Issue of 950,00 options expiry 22 Apr 2011 – issued in May 2008	-	-	-	-
Closing balance at the end of the reporting period 950,000	-	-	-	-

Notes to and forming part of the Financial Statements
for the year ended 30 June 2008

	Economic Entity		Parent Entity	
	2008	2007	2008	2007
	$000	$000	$000	$000

NOTE 16 RESERVES

a. Option Reserve: The option reserve records items recognised as expenses on valuation of employee share options.

b. Foreign Currency Translation Reserve: The foreign currency translation reserve records exchange differences arising on translation of a foreign controlled subsidiary

NOTE 17 RETAINED PROFITS (LOSSES)

	Economic Entity 2008 $000	Economic Entity 2007 $000	Parent Entity 2008 $000	Parent Entity 2007 $000
Accumulated losses at the beginning of the financial year	(29,955)	(19,219)	(9,120)	(7,256)
Net loss attributable to the members of the parent entity	(33,940)	(10,736)	(43,266)	(1,864)
Accumulated losses at the end of the financial year	(63,895)	(29,955)	(52,386)	(9,120)

NOTE 18 AUDITOR'S REMUNERATION

	2008 $000	2007 $000
Amounts received or due and receivable by the Auditors of the parent entity for auditing or reviewing the financial report	46,000	35,000
Other services	-	8,550
	46,000	43,550
Amounts received or due and receivable by the auditors of the subsidiaries for:		
Auditing or reviewing the financial report	51,916	15,000
	51,916	15,000

NOTE 19 DIRECTOR AND KEY MANAGEMENT PERSONNEL DISCLOSURES

Names and positions held of parent entity Directors and other key management personnel in office at any time during the financial year are:

Parent Entity Directors

Mr K Russeth	Director - Executive
Mr R Stokes	Director – Executive (Appointed 19 December 2007)
Mr N Shanks	Director - Non-Executive (Resigned 31 December 2007)
Mr J Paresi	Director - Non-Executive (Resigned 31 December 2007)
Mr R Halverson	Director - Non-Executive
Mr R Schoer	Director - Non-Executive





Notes to and forming part of the Financial Statements
for the year ended 30 June 2008

Other Key Management Personnel

Mr D Bromley — CFO / Company Secretary (Resigned 18 December 2007)
Mr J Taylor — CFO / Company Secretary (Appointed 18 December 2007)

There are no other employees who are considered to be key management personnel as defined by AASB 124.

Key Management Personnel Compensation

This information is disclosed in the Remuneration Report contained within the Director's Report.

Shares Issued on Exercise of Remuneration Options

There were no shares issued as a result of exercising options granted as remuneration during the financial year

Options and Rights Holdings

2008

Parent Entity Director	Balance 1.07.07	Granted As Remuneration	Options Exercised	Net Change Other [1]	Balance 30.06.08
K Russeth	166,667	500,000	-	-	666,667
N Shanks	-	-	-	-	-
J Paresi	-	-	-	-	-
R Halverson	42,000	-	-	-	42,000
R Schoer	85,000	-	-	-	85,000
R Stokes	80,826	500,000	-	-	580,826
J Taylor	-	100,000	-	-	100,000

2007

Parent Entity Director	Balance 1.07.06	Granted As Remuneration	Options Exercised	Net Change Other [1]	Balance 30.06.07
K Russeth	-	-	-	-	166,667
N Shanks	-	-	-	-	-
J Paresi	-	-	-	-	-
R Halverson	-	-	-	-	42,000
R Schoer	-	-	-	-	-
G Pennefather	-	-	-	-	85,000
S Bedford	-	-	-	-	-
T Rayner	-	-	-	-	-
R Stokes	-	-	-	-	80,826
D Bromley	-	-	-	-	-

Notes to and forming part of the Financial Statements
for the year ended 30 June 2008

Shareholdings
2008

Parent Entity Key Personnel	Balance 1.07.07	1:10 Reconstruction[2]	Granted As Remuneration[3]	Options Exercised	Net Change Other[1]	Balance 30.06.08
K Russeth	1,566,250	-	-	-	1,872,985	3,439,235
R Halverson	170,000	-	78,131	-	449,180	697,311
R Schoer	175,000	-	64,372		526,123	765,495
R Stokes	671,991	-	8,695	-		1,261,388
J Taylor	-	-	8,695	-	-	8,695

2007

Parent Entity Key Personnel	Balance 1.07.06	1:10 Reconstruction[2]	Granted As Remuneration[3]	Options Exercised	Net Change Other[1]	Balance 30.06.07
K Russeth	12,962,500	(11,666,250)	137,477	-	132,523	1,566,250
N Shanks	1,200,000	(1,080,000)	-	-	-	120,000
J Paresi	-	-	-	-	-	-
R Halverson	700,000	(630,000)	100,000	-	-	170,000
R Schoer	600,000	(540,000)	100,000		15,000	175,000
G Pennefather	1,750,000	(1,575,000)	-	-	(175,000)	-
S Bedford	2,000,000	(1,799,998)	-	-	-	200,002
T Rayner	1,000,000	(900,000)	-	-	(25,000)	75,000
R Stokes	4,919,901	(4,427,910)	180,000	-	-	671,991
D Bromley	900,000	(809,998)	-	-	-	90,002

[1] Net change other refers to shares, options and rights purchased, sold, cancelled, or expired during the financial year.
[2] At a General Meeting of Shareholders on 4 July 2006, approval was obtained for a 10 for 1 consolidation of the Company's issued share capital
[3] Includes both incentive share plan salary sacrifice and shares/options granted as remuneration.



Notes to and forming part of the Financial Statements
for the year ended 30 June 2008

NOTE 20 CONTROLLED ENTITIES

The following were controlled entities at 30 June 2008 and were included in the consolidated financial statements as at that date.

Controlled entities

Name of Entity	Issued Capital / Ordinary Shares	Amount of Investment		Place of Incorporation	Parent Entity's Interest	
		2008	2007		2008	2007
		$000	$000		%	%
QRSciences Pty Ltd	34,458,380	11,441	21,972	Australia	100	100
QRSciences Co.	4,000,000	-	-	USA	100	100
QRSciences Security Pty Ltd	5,298,702	5,299	4,799	Australia	100	100
Diversified Opportunities	9,000,000	681	-	USA	97.5	-

All controlled entities were directly controlled by QRSciences Holdings Limited.

Name of Entity	Issued Capital / Ordinary Shares	Contribution to Economic Entity Operating (Loss) / Profit After Income Tax	
		2008	2007
		$000	$000
QRSciences Pty Ltd	34,458,380	(5,100)	(5,947)
QRSciences Co.	4,000,000	(818)	(1,195)
QRSciences Security Pty Ltd	5,298,702	1,275	(1,568)
Diversified Opportunities	9,000,000	(2)	-

NOTE 21 CHIEF ENTITY'S INTEREST IN BUSINESS UNDERTAKINGS

	Economic Entity		Parent Entity	
	2008	2007	2008	2007
	$000	$000	$000	$000
Non Current				
Property development at WDV	110	110	110	110

The chief entity has an interest of 17.14% in a property syndicate named the Saville Suites Hotel - Joint Venture formed to develop an All Suites Hotel in East Perth. A substantial proportion of the apartments have been sold.

Notes to and forming part of the Financial Statements
for the year ended 30 June 2008

	Economic Entity		Parent Entity	
	2008	2007	2008	2007
	$000	$000	$000	$000
NOTE 22 CAPITAL AND LEASING COMMITMENTS				
(a) Operating Lease Commitments				
Lease expenditure contracted for at balance date but not provided for in the accounts, payable:				
Not later than one year	74	43	-	-
Later than one year but not later than five years	76	141	-	-
Later than five years	-	-	-	-
Total	150	184	-	-
(b) Acquisition Commitments				
Business acquisitions contracted for at balance date but not provided for in the accounts, payable:				
Not later than one year:				
– Spectrum San Diego Inc.				
Cash	4,847	-	-	-
Equity to be issued	4,847	-	-	-

NOTE 23 ACQUISITIONS OF BUSINESSES

	$000
2008: In 2008 the economic entity acquired 97.5% of Diversified Opportunities (DVOP.OB)	
The purchase price was allocated as follows:	
– Cash consideration paid	681
Total consideration	681
Assets and liabilities acquired at acquisition date:	
Exchange Difference	(5)
Goodwill on consolidation	676
Less: Impairment write-down	(676)
	-
2007: In 2007 the economic entity acquired the business of Baxall Australia Pty Ltd.	
The purchase price was allocated as follows:	
– Cash consideration paid	4,799
Total consideration	4,799
Assets and liabilities acquired at acquisition date:	
Receivables	2,903
Inventories	3,840
Property plant and equipment	181
Payables	(2,125)
	4,799

Notes to and forming part of the Financial Statements
for the year ended 30 June 2008

NOTE 24 Segment Reporting

	QR Technology		CCTV Security Equipment		Economic Entity (Continuing Operations)	
	2008 $000	2007 $000	2008 $000	2007 $000	2008 $000	2007 $000
Primary Reporting – Business Segments						
REVENUE						
External sales	436	1,067	16,729	12,593	17,165	13,660
Other revenue	1,974	516	1,231	98	3,205	614
Total segment revenue	2,410	1,583	17,960	12,691	20,371	14,274
RESULT						
Segment result	(34,899)	(9,006)	1,191	(1,568)	(33,708)	(10,574)
Share of net loss of an associate					(316)	(162)
Profit before income tax	(34,899)		1,191		(34,024)	(10,736)
Income tax expense	-		84		84	-
Loss after income tax	(34,899)		1,275		**(33,940)**	**(10,736)**
ASSETS						
Segment assets	7,104	38,360	8,745	6,704	15,849	45,064
Unallocated assets	-	-	-	-	-	-
Total assets	7,104	38,360	8,745	6,704	**15,849**	**45,064**
LIABILITIES						
Segment liabilities	6,873	12,592	4,355	3,481	11,228	16,073
Unallocated liabilities	-	-	-	-	-	-
Total liabilities	6,873	12,592	4,355	3,481	**11,228**	**16,073**
OTHER						
Investments accounted for using the equity method	2,630	2,999	-	-	2,314	2,999
Acquisition of non-current segment assets	11	109	165	507	176	616
Depreciation and amortisation of segment assets	1,343	1,040	134	120	1,477	1,160

Geographical Segments

The economic entity operates as an investment development capitalist in the geographical area primarily of Perth, Australia with an office in San Diego, California, USA. At the date of this report, the US office employs 3 personnel and holds minimal assets.

In February 2007, the chief entity completed an acquisition of QRSciences Security Pty Ltd.

Notes to and forming part of the Financial Statements
for the year ended 30 June 2008

	Segment Revenues from External Customers		Carrying Amount of Segment Assets		Acquisitions of Non-current Segment Assets	
	2008	2007	2008	2007	2008	2007
	$000	$000	$000	$000	$000	$000
Geographical location:						
Australia	19,800	13,660	12,102	41,848	176	566
USA	-	-	3,747	3,216	-	50
Unallocated	-	614	-	-	-	-
	19,800	14,274	15,849	45,064	176	616

NOTE 25 CONTINGENT LIABILITIES

There are no material contingent liabilities at balance date or at the date of completion of these financial statements.

NOTE 26 EVENTS SUBSEQUENT TO REPORTING DATE

Since the end of the financial year, the following subsequent events have occurred:

QRSciences Holdings to divest technology assets distribute shares to shareholders

On 29 July, 2008 the Company announced that it has entered into a definitive share exchange agreement with Diversified Opportunities Incorporated ("Diversified"), a US public company that trades on the over-the-counter bulletin board under the trading symbol, (DVOP.OB).

Upon completion of the transaction Holdings intend to distribute the Diversified shares to Holdings shareholders in the form of an in-specie distribution on a yet to be determined timetable and formula dependent on among other things the price at which Diversified raises capital.

Under the terms of the agreement, Diversified will acquire the business of the Holdings wholly-owned subsidiary, QRSciences Pty Ltd, an Australian private corporation ("QRSciences") through an acquisition of all of its outstanding stock. In exchange Diversified will (i) issue, in the aggregate, that number of shares of common stock equal to Ten Million Dollars United States Dollars ($10,000,000) and (ii) pay One Million Dollars ($1,000,000) to Holdings. The closing of the transaction is subject to a number of conditions including a minimum capital raise of Two Million Five Hundred Thousand United States Dollars ($2,500,000). QRSciences Holdings Ltd is the controlling shareholder of Diversified and currently own 9,000,000 of the 9,199,192 outstanding shares, which constitutes 97.83% of Diversified outstanding common stock. In connection with the transaction, Holdings will be issued additional shares of Diversified common stock.

QRSciences enters into loan agreement with Diversified Opportunities

On 29 July, 2008 the Company also entered into a Loan Agreement with Diversified Opportunities (Diversified). The Loan Agreement provides that Diversified may borrow up to $500,000 dollars from the Company. The amount borrowed by Diversified under the Loan Agreement accrues interest at 8% and is due and payable on or before October 31, 2008.

Notes to and forming part of the Financial Statements
for the year ended 30 June 2008

QRSciences US Subsidiary announces its intention to acquire the remainder of Spectrum San Diego for USD 9.32 Million

On 12 August, 2008 the Company's wholly owned U.S. subsidiary QRSciences Corporation, exercised its option to acquire the remaining shares of Spectrum San Diego, Inc. ("Spectrum") for approximately US$9.32 million.

Spectrum has two products which are being sold currently and a third which is in late stage development.

Cast*Scope* uses backscatter imaging to inspect casts and bandages for hidden threats is buoyed by a US$37 million dollar IDIQ (Indefinite Delivery Indefinite Quantity) order that was placed by the US government in October 2007.

Sentry*Scope* is a 21 mega-pixel ultra-high resolution camera with 180 degree field of vision. Over 200 systems have been installed to date with customers including airports, stadiums, ports, prisons, casinos and border checkpoints.

Car*Scan*, the third product is expected to be available for sale in the next twelve months and uses dual-energy X-ray to scan vehicles for explosives, narcotics and other contraband.

Background on the Diversified transaction

In July, Diversified Opportunities, (DVOP) a 97.5% owned subsidiary of QRSciences Holdings Limited (the Company) entered into a share exchange agreement with the Company. Under the terms of the Agreement, DVOP will acquire by share exchange all of the equity of the Company's wholly-owned subsidiary, QRSciences Proprietary Limited ("Limited"), an Australian private corporation.

Limited's assets include a wholly-owned subsidiary, QRSciences, a private company based in San Diego, which holds convertible notes receivable and convertible Series A preferred stock of Spectrum. The conversion of the notes and Series A preferred stock would result in QRSciences owning 33.4% of the currently outstanding common stock with a fully diluted equity position of approximately 31.3% of Spectrum. QRSciences also holds an option valid through September 2009 to purchase all of the remaining shares of Spectrum.

On August 12, 2008, QRSciences exercised its option to purchase all of the remaining shares of Spectrum. In accordance with the option, the $14 million purchase price will be reduced by the percentage of Spectrum that QRSciences already owns. Given the fully converted 33.4% ownership interest in Spectrum, the remaining amount of consideration in cash and equity required to be tendered by QRSciences in connection with the purchase is estimated to be approximately $9.32 million. The purchase option also allows QRSciences to tender up to 50% of Spectrum's purchase price in the equity of Holdings or a publicly traded entity in which QRSciences owns more than 50% of the voting stock. The purchase option also gives QRSciences the option to pay for the acquisition in equal monthly instalments over a period not to exceed six months.

QRSciences enters into Distribution Agreement with General Electric for Trace Detection products

On 13 August, 2008 the Company announced that its subsidiary, QRSciences Security Pty Ltd, has entered into a Distribution Agreement with General Electric (GE) for the GE Trace Detection products.

The Distribution Agreement complements the technology licensing agreement that QRSciences entered into with GE in May of 2006 and further strengthens the relationship between the two groups.

The GE product range will enhance the product range of the Q Detection Systems (QDS) business unit, which will be the QRS business unit distributing the products. This will have an immediate impact on sales and profit for QRS.

Notes to and forming part of the Financial Statements
for the year ended 30 June 2008

Under the agreement QRS will represent GE's Trace Detection product range in the Aviation market in Australia. The GE Trace products are the market leader in all Airports in Australia and are the product of choice globally for many border security applications for the detection of explosives and narcotics.

NOTE 27 RELATED PARTY DISCLOSURES

Transactions between related parties are on normal commercial terms and conditions no more favourable than those available to other parties unless otherwise stated.

(i) Other Transactions of Directors and Director Related Entities

There were no other transactions with Directors and Director Related Entities.

(ii) Controlled Entities

Details of interests in controlled entities are set out in Note 20. Loans were made to controlled entities under normal commercial terms and conditions. These loans have been eliminated for consolidation purposes.

As detailed in Note 7(a) the aggregate amounts receivable from a controlled entity, QRSciences Pty Ltd, by the Company at balance date was $31.6 million (2007: $27.5 million). This loan has been fully provided for in the financial statements of the parent entity.

	Economic Entity		Parent Entity	
	2008	2007	2008	2007
	$000	$000	$000	$000

NOTE 28 NOTES TO THE STATEMENT OF CASHFLOWS

(i) For the purpose of the Statement of Cashflows, cash includes cash on hand and in banks, net of outstanding bank overdrafts. Cash at the end of the financial year as shown in the statement of cashflows is reconciled to the related items in the balance sheet as follows:

Cash and Short-term deposits	1,120	669	852	232
Debtor finance facility	-	(806)	-	-
	1,120	(137)	852	232

Notes to and forming part of the Financial Statements
for the year ended 30 June 2008

	Economic Entity		Parent Entity	
	2008	2007	2008	2007
	$000	$000	$000	$000
(ii) Reconciliation of Net Cash Provided by Operating				
Activities to Operating Profit after Income Tax:				
Operating Profit/(loss) after income tax	(33,940)	(10,736)	(43,266)	(1,864)
Depreciation & amortisation	1,477	1,160	-	7
Non-cash expenses	31,380	870	42,148	789
Gain on disposal of investments	(233)	-	(233)	-
Interest Income capitalised	-	-	-	(1,835)
Share based payments to employees	83	916	83	891
Share Based payments – other	109	-	109	-
Increase/(Decrease) in creditors	108	1,919	(79)	94
(Increase)/Decrease in trade and other debtors	(847)	(3,167)	(14)	-
(Increase)/Decrease in provisions	(19)	178	(51)	(38)
Increase in deferred tax assets	(299)	-	-	-
(Increase)/Decrease in inventories	(1,468)	(3,004)	-	-
Foreign Exchange Gain/Loss Unrealised	(1,149)	-	-	-
Other Revenue	(399)	-	-	-
Net cash provided by (used in) operating activities	(5,197)	(11,864)	(1,303)	(1,956)

NOTE 29 FINANCIAL RISK MANAGEMENT

Overview

This note presents information about the Company's and Group's exposure to credit, liquidity, and market risks, their objectives, policies and processes for measuring risk, and management of capital.

The Company and the Group does not use any form of derivatives as it is not at a level of exposure that requires the use of derivatives to hedge its exposure. Exposure limits are reviewed by management on a continuous basis. The Group does not enter into or trade financial instruments, including derivative financial instruments, for speculative purposes.

The Board of Directors has overall responsibility for the establishment and oversight of the risk management framework. Management monitors and manages the financial risks relating to the operations of the group through regular reviews of the risks.

Significant Accounting Policies

Details of the significant accounting policies and methods adopted, including the criteria for recognition, the basis of measurement and the basis on which revenues and expenses are recognised, in respect of each class of financial asset, financial liability and equity instrument are disclosed in Note 1 to the financial statements.

Notes to and forming part of the Financial Statements
for the year ended 30 June 2008

Net Fair Value

The carrying amount of financial assets and financial liabilities recorded in the financial statements represents their respective net fair values, determined in accordance with the accounting policies disclosed in Note 1 to the financial statements.

Credit risk

Credit risk refers to the risk that counter-party will default on its contractual obligations resulting in financial loss to the consolidated entity. The consolidated entity has adopted the policy of only dealing with creditworthy counter-parties and obtaining sufficient collateral or other security where appropriate, as a means of mitigating the risk of financial loss from defaults. The consolidated entity measures credit risk on a fair value basis. The consolidated entity does not have any significant credit risk exposure to any single counter-party.

Cash and cash equivalents

The Group limits its exposure to credit risk by only investing in liquid securities and only with counterparties that have an acceptable credit rating.

Trade and other equivalents

The finance committee monitors credit risk by actively assessing the rating quality and liquidity of counter parties.

All potential customers are rated for credit worthiness taking into account their size, market position and financial standing;

The group only invests in listed available – for sale financial assets that have a minimum 'A' credit rating. At present the Consolidated Group has no significant exposure to this risk.

Unlisted available for sale financial assets are not rated by external credit agencies. These are reviewed regularly by the group to ensure that credit exposure is minimised.

Exposure to credit risk

The carrying amount of the Company and Group's financial assets represents the maximum credit exposure. The Company and Group's maximum exposure to credit risk at the reporting date was:

	Economic Entity		Parent Entity	
	2008	2007	2008	2007
	$000	$000	$000	$000
Trade Receivables	4,096	3,338	-	-
Convertible Note	861	-	-	-
	4,957	3,338	-	-



Notes to and forming part of the Financial Statements
for the year ended 30 June 2008

Impairment losses

The Group's trade and other receivables are expected to be collected as follows:

	Economic Entity		Parent Entity	
	2008	2007	2008	2007
	$000	$000	$000	$000
Not Past due	3,661	1,801	-	-
Past due 30 days	373	1,172	-	-
Past due 60 days	13	232	-	-
Past due 90 days	87	100	-	-
Past due 90 days+	152	261	-	-
Less: Amount impaired	(190)	(228)	-	-
Total amount not impaired	4,096	3,338	-	-

The credit risk associated with the convertible note receivable of $861,000 is considered low due to the high likelihood of the company exercising its right to convert the loan into shares in Spectrum San Diego Inc.

Liquidity risk

Liquidity risk is the risk that the Group will not be able to meet its financial obligations as they fall due. The Group's approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Group's reputation.

The group manages liquidity risk by maintaining adequate banking and borrowing facilities through the monitoring of future rolling cash flow forecasts of its operations, which reflect management's expectations of the settlement of financial assets and liabilities.

The decision on how the Company will raise future capital will depend on the market conditions existing at that time.

The following are the maturities of financial liabilities, including estimated interest payments and excluding the impact of netting agreements of the Group:

	Economic Entity		Parent Entity	
	2008	2007	2008	2007
	$000	$000	$000	$000
Less than 6 months	3,593	7,916	430	4,791
6 months to 1 year	280	36	244	-
1 to 5 years	496	118	422	-
Over 5 years	-	-	-	-
	4,369	8,070	1,096	4,791

Market Risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will affect the Group's income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposure within acceptable parameters, while optimising the return.


For personal use only

Notes to and forming part of the Financial Statements
for the year ended 30 June 2008

Currency Risk

The Group is exposed to currency risk on investments, purchases and borrowings that are denominated in a currency other than the respective functional currencies of Group entities, which is primarily the Australian Dollar (AUD). The currency in which these transactions primarily are dominated is US Dollars (US).

The Group has not entered into any derivative financial instruments to hedge such transactions.

The Group's investments in its subsidiaries are not hedged as those currency positions are considered to be long term in nature.

Exposure to Currency Risk

The Group and Company's exposure to foreign currency risk at balance date based on notional amounts was as follows:

	Economic Entity		Parent Entity	
	2008 $000	$2007 $000	2008 $000	2007 $000
Cash	63	5	-	-
Trade and other receivables	-	-	-	-
Letters of Credit	(995)	(576)	-	-
Trade payables	(1,051)	(395)	-	-
Gross balance sheet exposure	(1,984)	(966)	-	-

Sensitivity analysis

A 10 percent strengthening of the Australian dollar against the US dollar at 30 June would have increased (decreased) equity and profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant. The analysis is performed on the same basis for 2007.

30 June 2008	180	180	-	-
30 June 2007	87	87	-	-

A 10 percent weakening of the Australian dollar against the above currency at 30 June would have had an equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.

Interest rate risk

The Group is exposed to interest rate risk (primarily on its cash, cash equivalents and various interest bearing borrowings), which is the risk that a financial instrument's value will fluctuate as a result of changes in the market interest rates on interest-bearing financial instruments. The Group does not use derivatives to mitigate these exposures.





Notes to and forming part of the Financial Statements
for the year ended 30 June 2008

Interest rate risk (continued)

The Group adopts a policy of ensuring that as far as possible it maintains excess cash and cash equivalents in short terms deposit at interest rates maturing over 90 day rolling periods.

Profile

At the reporting date the interest rate profile of the Group's and the Company's interest-bearing financial instruments was:

	Weighted Average Effective Interest Rate		Floating Interest Rate $000		Fixed Interest rate maturing 1 to 5 Years $000		Non-interest Bearing $000		Total $000	
Economic Entity	**2008**	**2007**	**2008**	**2007**	**2008**	**2007**	**2008**	**2007**	**2008**	**2007**
Financial Assets:										
Cash	6.9%	5.0%	793	232	-	-	327	437	1,120	669
Receivables	0%	0%	-	-	861	-	4,096	3,338	4,957	3,338
Total Financial Assets			793	232	861	-	4,423	3,775	6,077	4,007
Financial Liabilities:										
Trade creditors and Accruals	0%	0%	-	-	-	-	2,848	2,740	2,848	2,740
Interest bearing liabilities			-	-		-	-	-		-
Convertible Notes	10.0%	10.0%	-	-	950	4,567	-	-	950	4,567
Leases	8.3%	7.8%	-	-	168	214	-	-	168	214
Bank Overdraft		9.9%	-	805	-	-	-	-	-	805
Total Financial Liabilities			-	805	1,118	4,781	2,135	2,484	3,966	8,326
Parent Entity										
Financial Assets:										
Cash	6.9%	5.0%	793	232	-	-	59	-	852	232
Receivables	0%	0%	-	-	861	-			861	-
Total Financial Assets			793	232	861	-	59	-	1,713	232
Financial Liabilities:										
Trade creditors	0%	0%	-	-	-	-	145	180	145	180
Interest bearing liabilities			-	-		-	-	-		-
Convertible Notes	10.0%	10.0%	-	-	950	4,567	-	-	950	4,567
Total Financial Liabilities			-	-	950	4,567	75	180	1,025	4,747

Notes to and forming part of the Financial Statements
for the year ended 30 June 2008

(i) Net Fair Values

The net fair values of:-

- Listed investments have been valued at the quoted market price at balance date adjusted for transaction costs expected to be incurred. For unlisted investments where there is no organised financial market the net fair value has been based on a reasonable estimation of the underlying net assets or discounted cashflows of the investment.
- Other assets and liabilities approximate their carrying value

No financial assets and liabilities are readily traded on organised markets in standardised form other than listed investments.

Cash flow sensitivity analysis for variable rate instruments (interest rate risk)

A change of 100 basis points in interest rates at the reporting date would have increased (decreased) equity and profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular foreign currency rates, remain constant. The analysis is performed on the same basis for 2007.

	Economic Entity		**Parent Entity**	
	Equity $000	**Profit or loss $000**	**Equity $000**	**Profit or loss $000**
30 June 2008				
Variable rate instruments	4	4	8	8
30 June 2007				
Variable rate instruments	(6)	(6)	2	2

Commodity Price Risk
The Group is not subject to commodity price risk.

NOTE 30: SHARE-BASED PAYMENTS

(a) Shares

(i) Employee Share Plan

The Company has established the QRSciences Holdings Limited Employee Share Plan. All employees are entitled to participate in the plan. Under the plan, Company shares were offered to Directors and staff members as a reward for ongoing service and as an incentive to continue their high level of service to date.

The Plan is intended to provide Directors and employees of the Company with an opportunity to participate in the Company's future growth and gives them an incentive to contribute to that growth. The Company shares were issued to eligible employees for no consideration but are subject to restriction periods specified in the plan. If a participant leaves the employment of the Company during any period of restriction then under certain circumstances the Company may require the participant to have a proportion of any remaining shares the subject of restriction bought back for a nominal amount.

All full time staff and Directors are eligible to participate in the plan.



Notes to and forming part of the Financial Statements
for the year ended 30 June 2008

The following employee share-based payment arrangements existed at 30 June 2008:

On 22 April 2008, 269,545 ordinary shares were granted to employees of the Company for nil consideration as part of the QRSciences Holdings Limited Employee Share Plan. The deemed value of these shares amounting to $31,000 has been expensed to the Company's Income Statement as Employee Benefits expense accordingly.

A summary of the total shares issued under the Employee Share Plan since its inception is as follows:

Date shares granted since inception	Number of shares granted / vested	Fair Value at Grant date	Aggregate proceeds received	Fair value since inception: aggregate
		$	$	$
26 November 2004	11,733,166	0.24	-	2,815,960
21 January 2005	700,000	0.20	-	140,000
1 July 2005	3,300,000	0.091	-	300,300
22 November 2005	381,250	0.096	-	36,600
1 January 2006	258,333	0.091	-	23,508
22 April 2008	269,545	0.115		31,000
	16,642,294		-	3,347,368

(ii) Other Share-Based Payments during the Year:

The following share-based payment arrangements existed at 30 June 2008:

On 16 August 2007, 4,608,500 shares were issued pursuant to the conversion of convertible notes liability payable to Vision Opportunity Master Fund Ltd (Vision) valued at $1.383M. This was advised to the Australian Stock Exchange on 14 August 2007. Accordingly, the partial conversion (as well as cash repayment component in August 2007) retired the Vision Convertible Notes in their entirety and caused the release of all security that the noteholders previously held over QRSciences' assets.

On 2 June 2008, 162,500 and 552,179 ordinary shares were issued at a deemed issue price of $0.16 and $0.15 respectively to external unrelated parties for nil consideration as part of a consultancy fee and royalty arrangement. The deemed value of the shares issued amounted to $26,000 and $82,827 and have been expensed to the Company's Income Statement accordingly.

(b) Share Options

On 22 April 2008, the following share options were issued pursuant to the QRSciences Holdings Limited Employee Share Option Plan:

- 950,000 unlisted share options were granted to directors and employees to accept ordinary shares at an exercise price of $0.15 for nil consideration. The options are exercisable by 22 April 2010. The options hold no voting or dividend rights and are not transferable. At balance date, no share option has been exercised.

- 950,000 unlisted share options were granted to directors and employees to accept ordinary shares at an exercise price of $0.20 for nil consideration. The options are exercisable by 22 April 2011. The options hold no voting or dividend rights and are not transferable. At balance date, no share option has been exercised.

Notes to and forming part of the Financial Statements
for the year ended 30 June 2008

	Economic Entity				Parent Entity			
	2008		2007		2008		2007	
	Number of Options	Weighted Average Exercise Price $	Number of Options	Weighted Average Exercise Price $	Number of Options	Weighted Average Exercise Price $	Number of Options	Weighted Average Exercise Price $
Outstanding at beginning of year	-	-	-	-	-	-	-	-
Granted	1,900,000	0.175	-	-	1,900,000	0.175	-	-
Outstanding at year end	1,900,000	0.175	-	-	1,900,000	0.175	-	-
Exercisable at year end	1,900,000	0.175	-	-	1,900,000	0.175	-	-

The fair value of options granted to directors and employees during the year ended 30 June 2008 were as follows:

(i) 2.64 cents for the 950,000 share options exercisable at $0.15, expiring 22 April 2010
(ii) 2.83 cents for the 950,000 share options exercisable at $0.20, expiring 22 April 2011

The value of the share options was calculated by using a Black & Scholes option pricing model and applying the following inputs:

Exercise price	15 cents and 20 cents respectively
Life of the option	2 and 3 years respectively
Expected share price volatility	65%
Risk free rate of return	5.77%
Grant date	11 April 2008

Included in the employee benefits expense in the Income Statement for the year ended 30 June 2008 is a total of $51,965 (2007: Nil) and relates, in full, to the share option payment transactions. A corresponding amount of $51,965 (2007: Nil) has been credited against a Share Option Reserve in the balance sheet.

NOTE 31: CHANGE IN ACCOUNTING POLICY

In the current year, the Group has adopted all of the new and revised Standards and Interpretations issued by the Australian Accounting Standards Board (the AASB) that are relevant to its operations and effective for the current annual reporting period. Details of the impact of the adoption of these new accounting standards are set out in the individual accounting policy notes set out below. The Group has also adopted the following Standards as listed below which only impacted on the Group's financial statements with respect to disclosure.

- AASB 101 'Presentation of Financial Statements (revised October 2006)
- AASB 7 'Financial Instruments: Disclosures'

At the date of authorisation of the financial report, the Standards and Interpretations listed below were in issue but not yet effective.



Notes to and forming part of the Financial Statements
for the year ended 30 June 2008

Initial application of the following Standards will not effect any of the amounts recognised in the financial report, but will change the disclosures presently made in relation to the Group and the Company's financial report:

Standard / Interpretation	Effective for annual reporting periods beginning on or after:	Expected to be initially applied in the financial year ending:
AASB 8 'Operating Segments'	1 January 2009	30 June 2010
AASB 101 'Presentation of Financial Statements' (revised September 2007)	1 January 2009	30 June 2010
AASB 123 'Borrowing Costs' – revised standard	1 January 2009	30 June 2010
AASB Interpretation 12 'Service Concession Arrangements'	1 January 2008	30 June 2009

Initial application of the following standards is not expected to have any material impact on the financial report of the Group and Company.

Standard / Interpretation	Effective for annual reporting periods beginning on or after:	Expected to be initially applied in the financial year ending:
AASB 123 'Borrowing Costs' (revised), AASB 2007-6 'Amendments to Australian Accounting Standards arising from AASB 123'	1 January 2009	30 June 2010
AASB 3 'Business Combinations' (2008), AASB 127 'Consolidated and Separate Financial Statements' and AASB 2008-3 'Amendments to Australian Accounting Standards arising from AASB 3 and AASB 127'	AASB 3 (business combinations occurring after the beginning of annual reporting periods beginning 1 July 2009), AASB 127 and AASB 2008-3 (1 July 2009)	30 June 2010
AASB 2008-1 'Amendments to Australian Accounting Standard - Share-based Payments: Vesting Conditions and Cancellations'	1 January 2009	30 June 2010
AASB 2008-2 'Amendments to Australian Accounting Standards - Puttable Financial Instruments and Obligations arising on Liquidation'	1 January 2009	30 June 2010
AASB Interpretation 12 'Service Concession Arrangements', AASB Interpretation 4 'Determining whether an Arrangement contains a Lease' (revised), AASB Interpretation 129 'Service Concession Arrangements: Disclosure' (revised), AASB 2007-2 'Amendments to Australian Accounting Standards arising from AASB Interpretation 12'	1 January 2008	30 June 2009
AASB Interpretation 13 'Customer Loyalty Programmes'	1 January 2008	30 June 2009
AASB Interpretation 14 'AASB 119 - The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction'	1 January 2008	30 June 2009

Directors' Declaration

The potential effect of the initial application of the expected issue of an Australian equivalent accounting standard to the following Standard has not yet been determined:

Standard / Interpretation	Effective for annual reporting periods beginning on or after:	Expected to be initially applied in the financial year ending:
Improvements to IFRSs (2008)	1 January 2009	30 June 2010
Amendments to IFRS 1 'First-time Adoption of International Financial Reporting Standards' and IAS 27 'Consolidated and Separate Financial Statements - Cost of an Investment in a Subsidiary, Jointly Controlled Entity or Associate'	1 January 2009	30 June 2010
IFRIC 15 'Agreements for the Construction of Real Estate'	1 January 2009	30 June 2010
IFRIC 16 'Hedges of a Net Investment in a Foreign Operation'	1 January 2009	30 June 2010

The director's note that the impact of the initial application of the other Standards and Interpretations not adopted is not yet known or is not reasonably estimable. These Standards and Interpretations will be first applied in the financial report of the Group that relates to the annual reporting period beginning on or after the effective date of each pronouncement.

NOTE 32: COMPANY DETAILS

The registered office of the Company is:

QRSciences Holdings Limited
5/435 Williamstown Road
Port Melbourne VIC 3207



Directors' Declaration

The Directors of the Company declare that:

1. the financial statements and notes, as set out on pages 20 to 65, are in accordance with the Corporations Act 2001 and:

   (a) comply with the Accounting Standards and the Corporations Regulations 2001; and

   (b) give a true and fair view of the financial position as at 30 June 2008 and performance for the year ended on that date, of the Company and the economic entity.

2. the Chief Executive Officer and Chief Financial Officer have each declared that:

   (a) the financial records for the Company for the financial year have been properly maintained in accordance with section 286 of the Corporations Act 2001;

   (b) the financial statements and notes for the financial year comply with the accounting standards; and

   (c) the financial statements and notes for the financial year give a true and fair view.

3. in the Directors' opinions, there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the Board of Directors.

Rick Stokes
DIRECTOR

Dated this 30th day of September 2008

MOORE STEPHENS

AUDITOR'S INDEPENDENCE DECLARATION UNDER SECTION 307C OF THE CORPORATIONS ACT 2001 TO THE DIRECTORS OF QRSCIENCES HOLDINGS LIMITED

I declare that, to the best of my knowledge and belief, during the financial year ended 30 June 2008, there have been:

(a) no contraventions of the auditor independence requirements as set out in the Corporations Act 2001 in relation to the audit, and

(b) no contraventions of any applicable code of professional conduct in relation to the audit.

Suan-Lee Tan	**Moore Stephens**
Partner	**Chartered Accountants**

Signed at Perth this 30th day of September 2008.

Moore Stephens ABN 75 368 525 284
Level 3, 12 St Georges Terrace, Perth, Western Australia, 6000
Telephone: +61 8 9225 5355 Facsimile: +61 8 9225 6181
Email: perth@moorestephens.com.au Web: www.moorestephens.com.au

MOORE STEPHENS

Partners

Syd Jenkins
Neil Pace
Dino Travaglini
Ray Simpson
Suan-Lee Tan
Ennio Tavani

INDEPENDENT AUDITOR'S REPORT TO THE MEMBERS OF QRSCIENCES HOLDINGS LIMITED

Report on the Financial Report

We have audited the accompanying financial report of QRSciences Holdings Limited (the company) and QRSciences Holdings Limited and Controlled Entities (the consolidated entity), which comprises the balance sheet as at 30 June 2008, and the income statement, statement of changes in equity and cash flow statement for the year ended on that date, a summary of significant accounting policies and other explanatory notes and the directors' declaration of the consolidated entity, comprising the company and the entities it controlled at the year's end or from time to time during the financial year.

Directors' Responsibility for the Financial Report

The directors of the company are responsible for the preparation and fair presentation of the financial report in accordance with Australian Accounting Standards (including the Australian Accounting Interpretations) and the *Corporations Act 2001*. This responsibility includes establishing and maintaining internal control relevant to the preparation and fair presentation of the financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances. In Note 1, the directors also state, in accordance with Accounting Standard AASB 101: Presentation of Financial Statements, that compliance with the Australian equivalents to International Financial Reporting Standards (IFRS) ensures that the financial report, comprising the financial statements and notes, complies with International Financial Reporting Standards.

Auditor's Responsibility

Our responsibility is to express an opinion on the financial report based on our audit. We conducted our audit in accordance with Australian Auditing Standards. These Auditing Standards require that we comply with relevant ethical requirements relating to audit engagements and plan and perform the audit to obtain reasonable assurance whether the financial report is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial report. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial report, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial report in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Independence

In conducting our audit, we have complied with the independence requirements of the *Corporations Act 2001*. We confirm that the independence declaration required by the *Corporations Act 2001*, provided to the directors of QRSciences Holdings Limited on 30 September 2008, would be in the same terms if provided to the directors as at the date of this auditor's report

Moore Stephens ABN 75 368 525 284
Level 3, 12 St Georges Terrace, Perth, Western Australia, 6000
Telephone: +61 8 9225 5355 Facsimile: +61 8 9225 6181
Email: perth@moorestephens.com.au Web: www.moorestephens.com.au

Auditor's Opinion

In our opinion, the financial report of QRSciences Holdings Limited and QRSciences Holdings Limited and Controlled entities is in accordance with the Corporations Act 2001, including:

(i) giving a true and fair view of the company's and consolidated entity's financial position as at 30 June 2008 and of their performance for the year ended on that date; and

(ii) complying with Australian Accounting Standards (including the Australian Accounting Interpretations) and the Corporations Regulations 2001; and

(iii) complying with International Financial Reporting Standards as disclosed in Note 1.

Report on the Remuneration Report

We have audited the Remuneration Report included in pages 13 to 16 of the directors' report for the year ended 30 June 2008. The directors of the company are responsible for the preparation and presentation of the Remuneration Report in accordance with Section 300A of the Corporations Act 2001. Our responsibility is to express an opinion on the Remuneration Report, based on our audit conducted in accordance with Australian Auditing Standards.

Auditor's Opinion
In our opinion, the Remuneration Report of QRSciences Holdings Limited for the year ended 30 June 2008 complies with Section 300A of the Corporations Act 2001.

Suan-Lee Tan	**Moore Stephens**
Partner	**Chartered Accountants**

Signed at Perth this 30th day of September 2008.

Moore Stephens ABN 75 368 525 284
Level 3, 12 St Georges Terrace, Perth, Western Australia, 6000
Telephone: +61 8 9225 5355 Facsimile: +61 8 9225 6181
Email: perth@moorestephens.com.au Web: www.moorestephens.com.au



Shareholder Details as at 19 September 2008

The following additional information is required by the Australian Stock Exchange Ltd in respect of listed public companies only:

1. Shareholding

Distribution of Shareholders in Each Class of Equity Securities

As at 19 September 2008

Number of Shares	Number of Shareholders Ordinary
1 - 1,000	973
1,001 - 5,000	1,073
5,001 - 10,000	396
10,001 - 100,000	611
100,001 and over	115

Unmarketable Parcels

There are 3,132 holders of unmarketable parcels comprising a total of 3,460,510 ordinary shares.

Substantial Shareholders

There is 1 substantial shareholder listed on the holding companies register as at 19 September 2008

Voting rights:

Ordinary shares - each ordinary share is entitled to one vote when a poll is called, otherwise each member present at a meeting or by proxy has one vote on a show of hands.

Shareholder Details as at 19 September 2008

1. 20 Largest Shareholders – Ordinary shares

The 20 largest holders of the Company's ordinary shares hold 47.83% of the Company's ordinary shares.

As at 19 September 2008, the 20 largest holders of the Company's ordinary shares are:

	Shareholder	Number of Ordinary Fully Paid Shares Held	Percentage Held in Issued Ordinary Capital
1	Citicorp Nominees Pty Limited	20,927,554	23.82%
2	HSBC Custody Nominees	5,231,984	5.95%
3	HSBC Custody Nominees	1,798,310	2.05%
4	BTG International Ltd	1,733,557	1.97%
5	Mr Kevin Lee Russeth	1,728,946	1.97%
6	Mr Kevin Lee Russeth	1,123,877	1.28%
7	Bouta Pty Limited	950,000	1.08%
8	Mr Christopher Colin Fryar &	900,000	1.02%
9	UBS Wealth Management	847,531	0.96%
10	RDML Holdings Pty Ltd	751,317	0.86%
11	Mr Calvin G Hori	702,763	0.80%
12	Mr Howard Whitesmith	700,306	0.80%
13	Mr Robert George Halverson &	692,090	0.79%
14	HSBC Custody Nominees	664,628	0.76%
15	Warrimoo Holdings Pty Ltd	582,227	0.66%
16	Mr John Oakley Clinton	550,000	0.63%
17	Wakabayashi Fund Llc	550,000	0.63%
18	National Nominees Limited	537,250	0.61%
19	Mrs Edith Ireland	527,887	0.60%
20	ANZ Nominees Limited	525,650	0.60%
	Total	42,025,877	47.83%

Shareholder Details as at 19 September 2008



2. 20 Largest Option Holders – 45 cent options

The 20 largest holders of the Company's 45 cent options hold 83.51% of the Company's quoted options.

As at 30 June 2008, the 20 largest holders of the Company's 45 cent options are:

	Shareholder	Number of 45 cent Options Held	Percentage Held in Issued Ordinary Capital (%)
1	Vision Opportunity Master	25,154,200	58.45%
2	Citicorp Nominees Pty Limited	1,952,516	4.54%
3	HSBC Custody Nominees	1,666,667	3.87%
4	Goffacan Pty Ltd	792,021	1.84%
5	Mr Peter Kikis	772,206	1.79%
6	ANZ Nominees Limited	667,206	1.55%
7	Mr Peter T Kikis	583,010	1.35%
8	Mr Thomas Kikis	583,010	1.35%
9	Mr John Oakley Clinton	550,000	1.28%
10	Mr Giovanni Spagnolo	473,283	1.10%
11	Planmoor Investments Pty Ltd	418,840	0.97%
12	Hyflash Holdings Pty Ltd	386,667	0.90%
13	Mr Anthony Schoer	310,820	0.72%
14	Dolit Pty Limited	250,000	0.58%
15	Mr Sami Ghali Tadros &	250,000	0.58%
16	Williams Securities Pty	250,000	0.58%
17	Goffacan Pty Ltd	244,409	0.57%
18	Intercorp Pty Ltd	233,334	0.54%
19	Mrs Jane Yuet Kiu Or Poon	200,810	0.47%
20	Mr Anthony James Ellis	200,000	0.46%
	Total	35,938,999	83.51%

3. The name of the Company Secretary is:

Mr Jamie Taylor

4. The address of the principal registered office in Australia is:

5/435 Williamstown Road
Port Melbourne VIC 3207
Telephone +61 3 9681 9854

5. Registers of securities are held at the following address:

ComputerShare Investor Services Pty Limited
Level 2, 45 St George's Terrace
Perth WA 6000



Shareholder Details as at 19 September 2008

6. Stock Exchange Listing

Quotation has been granted for all fully paid ordinary shares and 45 cent options of the Company on all Member Exchanges of the Australian Stock Exchange.

7. Restricted Securities

There are no restricted securities subject to escrow.

8. Unquoted Securities

The following are unquoted securities in the Company.

		No. Holders
2,575,749	$0.60 Unlisted Options to acquire fully paid ordinary shares exp 30/06/2008	3
50,500	$1.00 Unlisted Options to acquire fully paid ordinary shares exp 30/09/2010	5
950,000	$0150 Unlisted Options to acquire fully paid ordinary shares exp 22/04/2010	11
950,000	$0.20 Unlisted Options to acquire fully paid ordinary shares exp 22/04/2011	11
906,859	$0.30 Unlisted Options to acquire fully paid ordinary shares exp 19/10/2012	5
1,114,384	$0.30 Unlisted Options to acquire fully paid ordinary shares exp 10/05/2012	5
3,801,547	$0.587 Unlisted Options to acquire fully paid ordinary shares exp 10/05/2014	2
3,801,547	$0.797 Unlisted Options to acquire fully paid ordinary shares exp 10/05/2014	2
7,500,000	$0.237 Unlisted Options to acquire fully paid ordinary shares exp 10/05/2014	2

9. Admission Statement

The Company has used the cash and assets in a form readily convertible to cash, that it had available at the time of admission, in a way that is consistent with its business objectives.

ANNUAL REPORT 2008


QRSciences

Holdings Limited and Controlled Entities

QRSciences Holdings Limited
ABN 27 009 259 876

is incorporated in Victoria


For personal use only

CORPORATE DIRECTORY

This annual report covers both QRSciences Holdings Limited as an individual entity and the controlled entities comprising QRSciences Security Pty Ltd, QRSciences Pty Ltd and its subsidiary QRSciences Co. (USA). The Company also owns a 27.4% minority interest in Spectrum San Diego Inc and 97.4% of Diversified Opportunities Inc, a Company listed on the OTBB market in the USA. The Group's functional presentation currency is AUD ($).

A description of the Group's operations and of its principal activities is included in the *Review of Operations* and activities on page 9. *The Review of Operations* and *Director's Report* are not part of the financial report.

DIRECTORS

Mr Kevin Russeth
Mr Rick Stokes
Mr Robert Halverson (Non- Executive)
Mr Raymond Schoer (Non- Executive)

CHIEF FINANCIAL OFFICER & COMPANY SECRETARY

Mr Jamie Taylor

REGISTERED OFFICE

5-435 Williamstown Road
Port Melbourne Victoria 3207
Telephone:+61 3 96819854
Facsimile: +61 3 96462049

SHARE REGISTRY

Computershare Investor Services Pty Ltd
Level 2, 45 St George's Terrace
Perth Western Australia 6000
Telephone:+61 8 9323 2000
Facsimile: +61 8 93232033

WEBSITES

www.qrsciences.com

www.qcctv.com.au

www.qdetectionsystems.com.au

AUDITORS

Moore Stephens
Chartered Accountants
Level 3, 12 St George's Terrace
Perth Western Australia 6000
Telephone:+61 8 9225 5355
Facsimile: +61 8 9225 6181

BANKERS

National Australia Bank
49 Malop Street
Geelong, Victoria 3220

SOLICITORS

Pullinger Readhead Lucas
Level 2, 50 Kings Park Road
West Perth Western Australia 6005
Telephone:+61 8 9320 4999
Facsimile: +61 8 9220 4900

STOCK EXCHANGE

Australian Stock Exchange
Exchange Plaza
2 The Esplanade
Perth Western Australia 6000

ASX CODE

QRS - Ordinary Shares
QRSNY.PK - U.S. ADR's

LETTER TO SHAREHOLDERS

Dear Shareholder

QRSciences Holdings Limited (QRSciences) had in many aspects a ground breaking year in the 2008 financial year, we became cash flow positive net of investments and several of our business units had a positive profit result for the first time in history. We have continued to take steps forward with our proprietary technologies in explosive, narcotic and weapon detection systems and have successfully integrated the security products distribution business. We have also continued to increase our investment in Spectrum San Diego, Inc. (Spectrum), whose pioneering X-ray and backscatter technology has started to be rolled out in a major US Airport product rollout.

Financial goals met

The Company has continued to grow revenues and meet our financial goals we set ourselves at the beginning of the year. Full year sales revenue of $17.165m was an improvement of 25.66% on the previous period and we expect this upwards trend to continue as our businesses continue to establish themselves in the market. Our balance sheet, particularly in the QRSciences Security Pty Ltd businesses continues to grow and with a net asset position of $ 5m the business continues to grow and deliver what we believe will be long term shareholder value.

The future direction of the Company

The Board and Management of the Company have for some time felt that the true value of the Company is not reflected in the Company's share price quoted on the ASX. The Board have been actively looking for opportunities to unlock some value for the share holders and announced the intention to acquire a listed entity in the USA to divest the QR technology assets into to unlock some of this value.

The Company made their intentions known in numerous market releases up to the end of FY08 and the process has been progressing to conclude both the acquisition of the USA based entity and the divestment of the QR technology assets.

The intention is for the Company to continue the Security Distribution business in Australia as we see this business continuing to grow in the future and is now profitable and has significant market presence along with owning a controlling stake in the newly listed US entity that will house the Company's technology assets.

Update on our of proprietary technologies

There has been continued success in the commercialisation of our core technologies in the Aviation market in the US and some continuing development of products and technology with our existing strategic partners. Specific events of note since the conclusion of FY07 include:

- The QR (Quadrupole Resonance) business unit was restructured in the second quarter of FY08 to subsist on contract R&D. Onetime write-offs associated with the restructuring were taken in the first quarter.
- In the fourth quarter of FY08, the QR business unit was profitable and cash flow positive as per the Companies guidance for FY08.
- The Company was awarded an $ 840K contract from the National Security Science and Technology Unit branch of the Department of Prime Minister and Cabinet for the development of next generation screening solutions.
- The Company entered into a contract with the Australian Federal Government, represented by and acting through the Australian Customs Service, the value of the funding was $ 1.066Million for the further development of technology for the automatic detection of firearms and firearm components in mail, packages and baggage. The contract is the second phase development, following on from an initial Advanced Metal Detection System (AMDS) contract and successful trial conducted in the Melbourne Gateway Facility in October last year.
- The Company received its first Royalty payment from General Electric Security (GE Security) for the licensing of its technology in the Shoe Scanner products being developed by GE Security.
- Rapiscan and QRSciences were commissioned and have deployed 2 QXR1000 units to Iraq to be used for military security applications.

Update on the distribution business

The Company's wholly owned distribution business QRSciences Security Pty Ltd continued to grow and has now moved into a cash generating business that makes good profits. The business comprises two main divisions, Q Video Systems (QVS) and Q Detection Systems (QDS).

The business operates in the Australia security market and is now seen as one of the market leaders in Closed Circuit Television Systems (CCTV) in the market, the business is now firmly established in Victoria, New South Wales and Queensland and has recently opened up operations in West Australia. Some of the highlights for the business for FY08 are shown below;

- The business continues to grow and generated positive cash flow before investment for FY08. Sales for the full year were $16.84 million and a positive net profit after tax (NPAT) of over $ 1.2 million, which was 1.4 cents per share in earnings. We are expecting these results to grow further this year with a revenue target of $23 million and growing profits.

- Several major product distribution agreements were introduced to the business, including; Samsung Electronics, Pelco the World's largest CCTV product manufacturer based in the USA and Verint the World's largest IP video product manufacturer based in Canada.

- The business also was successful in some major project supply arrangements throughout the year, most notable being, Brisbane Airport CCTV upgrade, Woolworths Stores nationally, Westfield Shopping centre's nationally, GPT Shopping centre's nationally and Westpac bank Branches nationally.

The newly formed QDS business has built up considerable momentum and the Company expects some very good growth to occur over the next few years in this new exciting and growing market space servicing the X-Ray and Detection markets in the region.

Update on the 33%-owned Spectrum San Diego Business

Late in the second quarter of FY08 the Company increased its interest in Spectrum to 33%, on a fully diluted basis, via investment in a Convertible Note issue.

The Spectrum business has now moved to a breakeven position, with the prospect of future profitability on the back of growing interest and success across its product portfolio. The products in the Spectrum business and revenue streams are detailed below;

- *CastScope*, Spectrum is continuing to progress the scheduled roll-out of the Cast*Scope* product to US airports following the contract awarded by the TSA, as announced in October 2007, and is expected to begin installing operating units at a major US airport shortly. Siemens Government Services has been subcontracted to handle installation and maintenance of the Cast*Scope* product deployed by the TSA in the US.

- CastScope should generate up to $50M in revenue for Spectrum over the next three years.

- *SentryScope & SentryChroma*, Sentry*Scope*™ is an ultra-high (21 megapixel) resolution CCTV camera and archiving system for wide area surveillance. There are over 200 Sentry*Scope*™ units deployed throughout the world for a range of applications including the monitoring of arenas and entertainment venues, town centres, prison yards, borders, critical infrastructure, parking lots, bus and train stations, airports and shopping centres.

- This year Spectrum introduced a bolt-on optional colour camera (Sentry*Chroma*™) to enhance the performance of Sentry*Scope*™. Sentry*Chroma*™ captures up to 12 images per second in colour and works in tandem with Sentry*Scope*™. Recent installations of Sentry*Chroma*™ include the O2 Arena in London and Naples Airport, Italy.

- Car*Scan* is a cutting edge micro-dose X-ray based detection system that finds explosives, drugs and stowaways in vehicles entering secured areas and is being funded by the US Government Technical Services Working Group (TSWG) which represents multiple US Government agencies, including the military. The inspection process takes 15 seconds per vehicle and the product will be a low cost alternative to currently marketed vehicle screening technologies. Spectrum believes that a substantial market exists for this product and subject to development expects to begin marketing the system in early 2009.

Funding initiatives strengthen balance sheet

During FY08, the Company has continued to be predominantly self funding for the ongoing business operations, we have however entered into 2 small convertible notes from a European Investor to allow the Company to invest in a US listed entity that will be used in the future for the divestment of the Company's technology assets. The Company continues to actively seek new funding partners for the future growth of the Company.

Carrying strong momentum into FY09

The Company is expecting further strong revenue growth in FY09. This positive outlook embraces a continuation of the strong growth being experienced by our Distribution businesses, as it increases market share and diversifies its products in the rapidly growing Australian security products market.

The Board of QRSciences would like to thank you for your ongoing support in 2008, and we look forward to sharing with you the further progress anticipated in 2009.

Rick Stokes
Chief Executive Officer







CORPORATE GOVERNANCE STATEMENT

Board of Directors and Corporate Governance

The Board of QRSciences Holdings Limited is responsible for ensuring the existence of an effective corporate governance environment to safeguard the interests of the Company and its shareholders. This statement outlines the main corporate governance practices that were in place during the year ended 30 June 2008.

Unless disclosed below, all the best practice recommendations of the ASX Corporate Governance Council have been applied for the entire financial year ended 30 June 2008.

Composition of the Board

The Board of Directors consists of two Executive Directors and two Non-Executive Directors, one of the Non-Executive Directors also acts as the Non-Executive Chairman. The Board meets regularly and is responsible for providing strategic direction, identifying significant business risks, approving major investment proposals and acquisitions, establishing goals and monitoring the achievement of these goals.

Name	Role	Non-Executive	Independent
Mr Kevin Russeth	Managing Director	No	No
Mr Rick Stokes	Chief Executive Officer	No	No
Mr Robert Halverson	Non-Executive Director	Yes	Yes
Mr Raymond Schoer	Non-Executive Director	Yes	Yes

Nomination Committee

The Company has not assigned a Nomination Committee. The full Board is responsible for establishing criteria for Board membership, reviewing Board membership and nominating Directors for appointment to the Board. Candidates are initially appointed by the Board and must stand for election at the next general meeting of shareholders.

Directors are selected on the basis of qualification, skills and experience, and are subject to retirement by rotation in accordance with the Company's constitution.

Independent Professional Advice

Directors have the right to seek independent professional advice at the Company's expense in the furtherance of their duties as Directors. Approval must be obtained from the chairman prior to incurring any such expense on behalf of the Company.

Identifying and Managing Business Risks

The Board regularly monitors the operational and financial performance of the Company and economic entity, and also reviews and (where necessary) receives independent external advice on areas of operational and financial risks. Appropriate risk management strategies are developed to mitigate all identified risks of the business.

Trading Policy

The Company's securities trading policy regarding directors and employees trading in its securities is set by the Board. The policy restricts directors and employees from trading on material information until it has been released to the market and adequate time has been given for this to be reflected in the securities' prices. In particular:

The Company:

- Must comply with the requirements of the ASX Listing Rules and Corporations Act 2001;
- Must receive prior notification from directors, officers, employees and contractors of their intention to deal in the Company's securities; and
- Prohibits short term trading by directors, officers, employees and contractors in the Company's securities.

The Policy is as follows:
"Directors, Officers and employees of the Company should not trade in the Company's securities when he or she is in possession of price sensitive information that is not generally available to the market."

Directors and senior management are likely to be in possession of unpublished price sensitive information concerning the Company by virtue of their position within the Company. Therefore those persons are restricted from dealing in the Company's securities in the first business day following the release of price sensitive information to the ASX.

In addition, Directors, officers and employees can only deal in the Company's securities after having first obtained permission of the Managing Director or the Chairman and must notify the Company Secretary when a trade has occurred.

This Policy does not restrict purchase of securities under the Company's Deferred Directors Salary Sacrifice Share Purchase Plan which is subject to a monthly standing order placed to acquire securities.

Audit Committee

The Audit Committee is responsible for the nomination of the external auditors, and for reviewing the adequacy of existing external audit arrangements, including the scope and quality of the audit. The members of the Audit Committee are Mr R Schoer, Mr R Halverson and Mr J Taylor.

Remuneration

The Remuneration Committee of the Board is responsible for reviewing and approving the remuneration packages, if any, and policies applicable to the Directors and the Executive Chairman. This responsibility extends to share option schemes and incentive performance packages.

Executives and staff are also entitled to participate in the employee share and option arrangements.

The amount of remuneration for all Directors and other key management personnel including all monetary and non-monetary components, are detailed in the *Remuneration Report*. All remuneration paid to key management personnel is valued at the cost to the Company and expensed. Shares given to key management personnel are valued as the difference between the market price on the date of issue and the amount paid by the key management personnel. Options are valued using the Black-Scholes methodology.

The Board has a remuneration structure that will result in the Company attracting and retaining the best people to run the business. As part of this strategy it will also provide Executives with the necessary incentives to work to grow long term shareholder value. The policy complies with the four key principles of IFSA Guidance Note 02-16.

Ethical Standards

All Directors are expected to act with the utmost integrity and objectivity in the performance of their duties, striving at all times to enhance the reputation and performance of the Company.

THE ROLE OF SHAREHOLDERS

The Board of Directors aims to ensure that the shareholders are informed of all major developments affecting the Company's state of affairs. Information is communicated to shareholders as follows:

- The annual report is distributed to all shareholders. The Board ensures that the annual report includes relevant information about the operations of the Company during the year, changes in the state of affairs of the Company and details of future deve'opments, in addition to the other disclosures required by the Corporations Law.
- Half-year financial statements prepared in accordance with the requirements of Accounting Standards and the Corporations Act 2001 and subject to an audit review are lodged with the Australian Securities and Investments Commission and Australian Stock Exchange Limited.
- Proposed major changes in the Company which may impact on share ownership rights are submitted to a vote of shareholders.

The Board encourages full participation of shareholders at the Annual General Meeting to ensure a high level of accountability and identification with the Company's strategy and goals. Important issues are presented to the shareholders as resolutions. The shareholders are responsible for voting on the appointment of Directors.

DIRECTOR'S REPORT

Your Directors present their report on the Company and its controlled entities for the financial year ended 30 June 2008.

Directors

The names of Directors in office at any time during or since the end of the year are:

Mr Kevin Russeth

Mr Rick Stokes (appointed 19 December, 2007)

Mr Robert Halverson

Mr Raymond Schoer

Mr Norman Shanks (resigned 31 December 2007)

Mr Joseph Paresi (resigned 31 December 2007)

Directors have been in office since the start of the financial year to the date of this report unless otherwise stated.

Company Secretary / Chief Financial Officer

Mr Jamie Taylor was appointed as Company Secretary / Chief Financial Officer on 19 December, 2007 replacing Mr Darren Bromley who resigned as Company Secretary / Chief Financial Officer on 18 December, 2007.

Mr Taylor started working with QRSciences Security Pty Ltd as the Commercial manager on 2 November, 2006, in this role he was responsible for all accounting and commercial aspects of the business.

Mr Taylor previously worked for over 7 years in a high profile public practice firm where he serviced a diverse portfolio of clients in varied industries.

Jamie has extensive experience in taxation, business services, budgeting, financial modelling, corporate structuring, audit and superannuation.

Review of Operations and Principal Activities

The Company's primary focus remains on investment, development, commercialisation and sale of security related technologies and products. The Company's proprietary technologies include patented magnetic sensing technology used to detect explosives, narcotics, weapons and other contraband.

The Company acquired the business and selected assets of Baxall (Australia) Pty Ltd in FY07 and subsequently renamed the business QRSciences Security Pty Ltd. The business is a direct seller and distributor of surveillance and monitoring equipment, including closed circuit television (CCTV) security cameras, digital video recorders (DVR) and related components. The business provides QRSciences with a significantly enhanced presence in the broader security market and, through its well-established sales and distribution capability in Australia and across the Southeast Asian region, the means to accelerate the uptake of QRSciences' own proprietary technologies. We expect the business to continue to grow in the future and be the cornerstone revenue source for the Company for many years to come.

QRSciences has increased its holding in Spectrum San Diego, Inc. (Spectrum), to 33% in FY08. Spectrum, based in San Diego, California, specialises in electronic imaging systems and instrumentation. Spectrum is a pioneer in the development of low dose X-ray and backscatter technology which is rapidly gaining acceptance throughout the world for personnel, baggage, cargo and vehicle screening.

There has been no significant change in the nature of the economic entity's principal activities during the period.

Operating Results

The consolidated operating loss of the economic entity after eliminating outside equity interests amounted to $33.94 million (2007: $10.736 million).

Dividends

The Company has not paid a dividend since incorporation and no provision for dividend has been made in these accounts.

Company Overview

The Company's objectives and an overview of the Company's performance during the reporting period are discussed in the *Letter to Shareholders* on pages 4 to 5.

Review of Operations

The operating revenue of the economic entity comprising the Company and controlled entities increased by 38,7% to $19.8 Million. The operating loss after tax and eliminating outside equity interests amounted to $33.94 million (2007 operating loss after tax $10.736 million).

All business units cash-flow positive after investment

QRSciences Security

The QRSciences Security business, which comprises Q Video Systems and Q Detection Systems had a great year and the business firmly established itself as a market leader in the Video Security Distribution market and is underway in establishing the business in the X-Ray and detection markets in the region.

Highlights for the year were;

- Revenues up 32.67% to $ 16.84 Million on FY07, $1.28m NP, 24.07 cents EPS and continued revenue and earnings growth forecast in 2009
- Net assets totaling $ 5.005m up 55.24% from the same period last year
- Forecast revenue of $ 23m plus in FY09 and earning growth.

Shareholder Returns

No dividends were declared or paid during the reporting period, as the retained loss of the Company at the end of the period was $63.895 million.

Investments for Future Performance

The Directors continue to invest considerable time and effort into the Company's direction as outlined in the *Director's Report.*

Review of Financial Condition

QRS Holdings Ltd Financial Position

The net assets of the economic entity have decreased by $ 24.371 million from 30 June 2007 to $4.621 million in June 2008 with cash reserves of $1.12 million. The carrying value of the Company's Intellectual Property (IP) has decreased from $33.858 million to $1.872 million, reflecting the revaluation of the Company's IP in line with our expected value we are transferring the IP in the future to a US entity.

At balance date the Economic entity carried interest-bearing debt of $0.4m, represented by a debtor finance facility with National Australia Bank.

The $0.270 million other current liability and the $5.115 million non-current liability carried on the Balance Sheet relates to discretionary payments required by QRSciences Holdings Limited to maintain its ownership rights over the BTG patent portfolio calculated as a NPV and payable over the next 11 years.

During the year QRSciences continued to invest and increase our interest in Spectrum San Diego Incorporated to 33% with a capital investment via a convertible loan to Spectrum of $0.861m. The convertible note is exercisable by February 2009.

Capital Structure and Treasury Policy

At 30 June 2008 the capital of the Company comprises 86,252,374 fully paid ordinary shares.

Pursuant to resolutions passed by members of the Company at General Meetings and resolutions passed by the Board of Directors the Company issued the following capital during the year:

	Ordinary Shares	Options
As at 30 June 2007	50,397,580	18,749,711
Issues of shares	35,854,794	-
Net Issues / expiry of options	-	45,935,914
Share Buy Back	-	-
As at 30 June 2008	86,252,374	64,685,625

The Company's treasury policies are:

All borrowings are in Australian currency and, wherever possible, fixed interest rate borrowings for a limited period.

There is no material exposure to foreign currencies or exchange risks, and any hedges or derivatives.

Corporate Governance

The Company's *Corporate Governance Statement* is set out on page 6.

Statement of Compliance

In preparing this *Review of Operations and Principal Activities*, the Company's Directors have followed the principles set out in the Guidance Note on the review of operations and activities, under listing rule 4.10, issued by Australian Stock Exchange Limited on 1 September 1999.

PRELIMINARY FINAL REPORT

The Company's Preliminary Final Report (Appendix 4E) for the year ended 30 June 2008 was lodged with Australian Stock Exchange Limited on 1 September 2008. There are no material differences between the information in the Company's Preliminary Final Report and the financial statements and notes contained in this report.

SIGNIFICANT CHANGES IN STATE OF AFFAIRS

The Company has decided to move the technology assets owned by the Company to the recently acquired Diversified Opportunities (DVOP-OB) Listed US entity at some time in the first half of FY2009, the transaction is seen by the Board as a positive step to unlock value in the Companies technology assets. On completion of this transaction the Company has also decided to exercise the option held in Spectrum San Diego, the outcome will be that DVOP-OB will hold the QRS technology assets and the assets of Spectrum.

The Company will still maintain a significant ownership of DVOP-OB after both transactions are complete and intend to distribute shares in DVOP-OB to existing shareholders of the Company on a pro rata basis at some time in the FY2009.

The Security Distribution business will then become the only operating entity the Company will own and operate in Australia.

The Company expects the Changes in State of affairs to have a positive effect on the value of the Companies assets.

AFTER BALANCE DATE EVENTS

QRSciences Holdings to divest technology assets distribute shares to shareholders

On 29 July, 2008 the Company announced that it has entered into a definitive share exchange agreement with Diversified Opportunities Incorporated ("Diversified"), a US public company that trades on the over-the-counter bulletin board under the trading symbol, (DVOP.OB).

Upon completion of the transaction Holdings intend to distribute the Diversified shares to Holdings shareholders in the form of an in-specie distribution on a yet to be determined timetable and formula dependent on among other things the price at which Diversified raises capital.

Under the terms of the agreement, Diversified will acquire the business of the Holdings wholly-owned subsidiary, QRSciences Pty Ltd, an Australian private corporation ("QRSciences") through an acquisition of all of its outstanding stock. In exchange Diversified will (i) issue, in the aggregate, that number of shares of common stock equal to Ten Million Dollars United States Dollars ($10,000,000) and (ii) pay One Million Dollars ($1,000,000) to Holdings. The closing of the transaction is subject to a number of conditions including a minimum capital raise of Two Million Five Hundred Thousand United States Dollars ($2,500,000). QRSciences Holdings Ltd is the controlling shareholder of Diversified and currently own 9,000,000 of the

9,199,192 outstanding shares, which constitutes 97.83% of Diversified outstanding common stock. In connection with the transaction, Holdings will be issued additional shares of Diversified common stock.

QRSciences enters into loan agreement with Diversified Opportunities

On 29 July, 2008 the Company also entered into a Loan Agreement with Diversified Opportunities (Diversified). The Loan Agreement provides that Diversified may borrow up to $500,000 dollars from the Company. The amount borrowed by Diversified under the Loan Agreement accrues interest at 8% and is due and payable on or before October 31, 2008.

QRSciences US Subsidiary announces its intention to acquire the remainder of Spectrum San Diego for USD 9.32 Million

On 12 August, 2008 the Company's wholly owned U.S. subsidiary QRSciences Corporation, exercised its option to acquire the remaining shares of Spectrum San Diego, Inc. ("Spectrum") for approximately US$9.32 million.

Spectrum has two products which are being sold currently and a third which is in late stage development.

Cast*Scope* uses backscatter imaging to inspect casts and bandages for hidden threats is buoyed by a US$37 million dollar IDIQ (Indefinite Delivery Indefinite Quantity) order that was placed by the US government in October 2007.

Sentry*Scope* is a 21 mega-pixel ultra-high resolution camera with 180 degree field of vision. Over 200 systems have been installed to date with customers including airports, stadiums, ports, prisons, casinos and border checkpoints.

Car*Scan*, the third product is expected to be available for sale in the next twelve months and uses dual-energy X-ray to scan vehicles for explosives, narcotics and other contraband.

Background on the Diversified transaction

In July, Diversified Opportunities, (DVOP) a 97.5% owned subsidiary of QRSciences Holdings Limited (the Company) entered into a share exchange agreement with the Company. Under the terms of the Agreement, DVOP will acquire by share exchange all of the equity of the Company's wholly-owned subsidiary, QRSciences Proprietary Limited ("Limited"), an Australian private corporation.

Limited's assets include a wholly-owned subsidiary, QRSciences, a private company based in San Diego, which holds convertible notes receivable and convertible Series A preferred stock of Spectrum. The conversion of the notes and Series A preferred stock would result in QRSciences owning 33.4% of the currently outstanding common stock with a fully diluted equity position of approximately 31.3% of Spectrum. QRSciences also holds an option valid through September 2009 to purchase all of the remaining shares of Spectrum.

On August 12, 2008, QRSciences exercised its option to purchase all of the remaining shares of Spectrum. In accordance with the option, the $14 million purchase price will be reduced by the percentage of Spectrum that QRSciences already owns. Given the fully converted 33.4% ownership interest in Spectrum, the remaining amount of consideration in cash and equity required to be tendered by QRSciences in connection with the purchase is estimated to be approximately $9.32 million. The purchase option also allows QRSciences to tender up to 50% of Spectrum's purchase price in the equity of Holdings or a publicly traded entity in which QRSciences owns more than 50% of the voting stock. The purchase option also gives QRSciences the option to pay for the acquisition in equal monthly instalments over a period not to exceed six months.

QRSciences enters into Distribution Agreement with General Electric for Trace detection products

On 13 August, 2008 the Company announced that its subsidiary, QRSciences Security Pty Ltd, has entered into a Distribution Agreement with General Electric (GE) for the GE Trace Detection products.

The Distribution Agreement complements the technology licensing agreement that QRSciences entered into with GE in May of 2006 and further strengthens the relationship between the two groups.

The GE product range will enhance the product range of the Q Detection Systems (QDS) business unit, which will be the QRS business unit distributing the products. This will have an immediate impact on sales and profit for QRS.

Under the agreement QRS will represent GE's Trace Detection product range in the Aviation market in Australia. The GE Trace products are the market leader in all Airports in Australia and are the product of choice globally for many border security applications for the detection of explosives and narcotics.

FUTURE DEVELOPMENTS

The likely developments in the operations of the economic entity are dealt with in the above note and *Letter to Shareholders.*

INFORMATION ON DIRECTORS

Mr Kevin Russeth

Mr Russeth joined QRSciences in 2002 as CEO and Chairman of the Board of Directors. He is also Director of wholly owned subsidiaries QRSciences Pty Ltd, QRSciences Security Pty Ltd and QRSciences Corporation and is QRSciences Corporation's representative as a Non-Executive Director on the Board of Directors of Spectrum San Diego Inc.

Mr Russeth will be employed as the CEO of Diversified Opportunities in the US upon completion of the Share Exchange between QRSciences Pty Ltd and Diversified, at this time Mr Russeth will resign as an Executive of QRsciences, but will continue to be a Non-Executive Director of QRSciences Holdings Limited.

Mr Russeth commenced his business career with Electronic Data Systems in Dallas, Texas and is a graduate of their Systems Engineer Development (SED) Program. In 1985 Mr Russeth joined EF Hutton & Co (later acquired by Shearson Lehman Brothers) spending 11 years with global investment banks, including Shearson Lehman Brothers, Merrill Lynch, and most recently with Smith Barney as Vice President. Mr Russeth held NASD Series 7, 9 and 10 licences until 2002 when he left Smith Barney.

He has had substantial experience in the public and private capital markets in both Australia and the United States and has been involved in a variety of complex domestic and international business transactions.

Mr Russeth completed his undergraduate study at Gustavus Adolphus in St. Peter, Minnesota graduating with honours and a degree in Business Administration. He was accepted into the MBA program at Boston College School of Management, Chestnut Hill, Massachusetts in April 1985.

Mr Rick Stokes

Mr Stokes joined the Company in a Consulting role on 9 February, 2007 where he was the CEO of the acquired business Baxall Australia, Mr Stokes became the CEO and a Director of QRSciences on 19 December, 2007. He is also a Director of wholly owned subsidiaries QRSciences Pty Ltd, QRSciences Security Pty Ltd.

Mr Stokes has been involved in the electrical and security industry for some 22 years where he has successfully developed and operated numerous electrical contracting and security distribution businesses. He was the founder of Vicam CCTV systems which revolutionised the delivery of CCTV products in the Australian market.

The Vicam business was restructured and merged into the Pacific Communications business when it was acquired by the Hills Industries Group. The acquisition was orchestrated and managed by Rick who then, as General Manager of Pacific Communications, directed its operations to quickly become the local market leader with turnover in excess of AUS$40mil.

Mr Stokes has an extensive industry contact base locally and internationally and through his vast experience will enable the Company to expand into previously unchartered territory. His role at the Company will encompass the growth and development of the business on a national and international level.

Mr Robert Halverson

Mr Halverson joined the QRSciences Board on 21 August 2006. He has had a long and distinguished career in the service of Australia, firstly with the Royal Australian Air Force, then as a member of the Australian Federal Parliament and as Speaker of the House of Representatives, more recently in the Department of Foreign Affairs and Trade as Australian Ambassador to Ireland and the Holy See.

Mr Halverson brings with him considerable experience in the areas of government, international relations and finance, which complements existing Board expertise in aviation and homeland security. He worked at Robertson Thompson Partners, stockbrokers, as a financial adviser, completing the Securities Institute of Australia course in 1984.

Mr Raymond Schoer

Mr Schoer Joined the QRSciences Board on 11 September 2006 and has a long and distinguished business career. After holding senior positions in several government departments, including the Australian Treasury, he was appointed Chief Executive Officer of the National Companies and Securities Commission (NCSC), the forerunner to ASIC in 1980, and oversaw the first 10 years of this regulatory body's operation.

From 1990 he was National Director of the Australian Stock Exchange, serving on numerous government, international and stock exchange committees. He resigned from this position in 1995 to become Principal of his own consulting business, Schoer Consulting Pty Limited, which provides a wide range of consulting services to organisations such as the World Bank, the Asian Development Bank and the Australian Agency for International Development.

Mr Schoer is currently Chairman of Sydney Gas, Australia Pacific Exchange, Rabinov Diversified Property Trust and Zelos Resources NL. In November 2005, he retired as Chairman of IOOF Holdings, following an 11 year association with the IOOF group in a Non-Executive capacity.

Mr Schoer brings to the QRS Board considerable business and corporate governance experience, which complements existing Board strengths and which will prove invaluable as the Company progressively commercialises its core technologies.

DIRECTORSHIPS HELD OVER THE LAST 3 YEARS

Mr Raymond Schoer

Mr Schoer is currently Chairman of Australia Pacific Exchange Ltd, ANZ Rabinov Diversified Property Trust Ltd and ANZ Rabinov Property Management Ltd. His other Directorships include Pluton Resources Ltd, Ferngrove Vineyards Ltd and Gujaret NRE Resources NL. He was previously Chairman of Sydney Gas Ltd, Zelos Resources NL, and eStar Online Trading Ltd. Director of IOOF Holdings Ltd from 1994-2002 and Group Chairman from 2002-2005, Chairman of IOOF Funds Management Ltd from 1999-2005 and a Director of Tambour Group Ltd from 2003-2006.

INTEREST IN SHARES AND OPTIONS AT THE DATE OF THIS REPORT

Name of Director	Class of Security	Interest in Shares and Options 30 June 2008	Interest in Shares and Options at Date of this Report
Mr Kevin Russeth	Ordinary Shares	3,439,235	3,589,235
	$0.45 Options exp. 30/06/2012	166,667	166,667
	$0.15 Options exp. 22/04/2010	250,000	250,000
	$.20 Options exp 22/04/2011	250,000	250,000
Mr Rick Stokes	Ordinary Shares	1,261,388	1,261,388
	$0.45 Options exp. 30/06/2012	80,826	80,826
	$0.15 Options exp. 22/04/2010	250,000	250,000
	$0.20 Options exp 22/04/2011	250,000	250,000
Mr Robert Halverson	Ordinary Shares	697,311	1,099,097
	$0.45 Options exp. 30/06/2012	42,000	42,000
Mr Ray Schoer	Ordinary Shares	765,495	765,495
	$0.45 Options exp. 30/06/2012	85,000	85,000

REMUNERATION REPORT

This report details the nature and amount of remuneration for each Director of QRSciences Holdings Limited and other key management personnel.

The Board of QRSciences Holdings Limited believes the remuneration policy to be appropriate and effective in its ability to attract and retain the best Executives and Directors to run and manage the economic entity, as well as create goal congruence between Directors, Executives and shareholders.

The Board's policy for determining the nature and amount of remuneration for Board members and senior Executives of the economic entity is as follows:

- The remuneration policy, setting the terms and conditions for the Executive Directors and other senior Executives, is being approved by the Board. The Board has sought professional advice from independent external consultants.
- All Executives receive a base salary (which is based on factors such as length of service and experience), superannuation, fringe benefits, shares, options and performance incentives.
- The Board reviews Executive packages annually by reference to the economic entity's performance, Executive performance and comparable information from industry sectors and other listed companies in similar industries.

Directors and Executives are also entitled to participate in the employee share and option arrangements as well as the QRSciences Employee

Incentive Share Plan whereby Executives may salary sacrifice their remuneration to purchase QRSciences Holdings Limited shares (ASX:QRS).

The Executive Directors and Executives receive a superannuation guarantee contribution required by the Australian government of the greater of 7% of base salary, or 9% up to the maximum earnings base, and do not receive any other retirement benefits. Some individuals have chosen to sacrifice part of their salary to increase payments towards superannuation.

Remuneration Committee

The Remuneration Committee of the Board of Directors is responsible for determining and reviewing compensation arrangements for the Executive Directors and the senior management team.

The Remuneration Committee assesses the appropriateness of the nature and amount of emoluments of such officers on a periodic basis by reference to the relevant employment market conditions with the overall objective of ensuring maximum stakeholder benefit from the retention of a high quality Board and key management team. Such officers are given the opportunity to receive their base emolument in a variety of forms including cash and fringe benefits such as motor vehicles and expense payment plans. It is intended that the manner of payment chosen will be optimal for the recipient without creating undue cost for the Company.

To assist in achieving these objectives, the Remuneration Committee links the nature and amount of Executive Directors' and key management Personnel emoluments to the Company's financial and operational performance. All Directors and key management have the opportunity to qualify for participation in the Employee Share Option Plan which currently provides incentives where specified criteria are met including criteria relating to profitability, cash flow and share price growth performance.

In addition, all Directors and key management may be entitled to annual bonuses payable upon the achievement of annual milestones and/or profitability measures set by the Remuneration Committee.

The Remuneration Committee is represented by:

Mr Ray Schoer (Non-Executive Director)

Mr Robert Halverston (Non-Executive Director)

PERFORMANCE-BASED REMUNERATION

As part of each Executive Director and Executives remuneration package the Company identifies a performance-based component, consisting of key performance indicators (KPIs). The intention of this program is to more closely align the goals of Directors/Executives with that of the business and shareholders. The KPIs are set annually. The measures are specifically tailored to the areas that each Executive is involved in and has a level of control over. The KPIs target areas the Board believes hold greater potential for group expansion and profit, covering financial and non-financial as well as short and long term goals.

COMPANY PERFORMANCE, SHAREHOLDER WEALTH AND DIRECTORS' AND EXECUTIVES' REMUNERATION

The Company continues to achieve its goals and has made considerable commercial progress over the last year.

The remuneration policy is tailored to motivate Directors, management and employees. The issue of shares and options to the majority of Directors and Executives encourage the alignment of personal and shareholder interests.

	2005 $000	2006 $000	2007 $000	2008 $000
Revenue	2,257	2,667	14,274	19,800
Net Profit (Loss)	(6,109)	(6,790)	(10,736)	(33,940)
Share Price at Year-end ($)	0.810	0.540	0.335	0.090

Details of Remuneration for year ended 30 June 2008

Salary, Fees	Incentive	Super-	Cash Bonus	Non-cash	Shares /	Total	Performance

	and Commissions	Share Plan Salary Sacrifice	annuation Contribution		Benefits	Options		Related
	$	$	$	$	$	$	$	%
Directors and Key Personnel								
K Russeth	337,126	66,844	-	-	-	13,675	417,645	-
N Shanks	-	26,620	-	-	-	-	26,620	-
J Paresi	36,395	-	-	-	-	-	36,395	-
R Schoer	36,188	17,312	-	-	-	-	53,500	-
R Halverson	-	48,500	-	-	-	-	48,500	-
R Stokes	392,643	-	-	-	-	14,675	407,318	43.36
J Taylor	61,250	-	5,513	-	-	3,735	70,498	-
D Bromley	110,114	31,555	18,520	8,455	-	-	168,644	-
	973,716	190,831	24,033	8,455	-	32,085	1,229,120	

There are no other employees who are considered to be key management personnel as defined by AASB 124.

Options issued as part of remuneration for the year ended 30 June 2008:

	Granted No And Vested	Grant Date	Value per Option at Grant Date	Exercise Price	First Exercise Date	Last Exercise Day
			$	$		
Directors and Key Personnel						
K Russeth	250,000	22.04.2008	0.0264	0.15	22.04.2008	22.04.2010
	250,000	22.04.2008	0.0283	0.20	22.04.2008	22.04.2011
N Shanks	-	-	-	-	-	-
J Paresi	-	-	-	-	-	-
R Schoer	-	-	-	-	-	-
R Halverson	-	-	-	-	-	-
R Stokes	250,000	22.04.2008	0.0264	0.15	22.04.2008	22.04.2010
	250,000	22.04.2008	0.0283	0.20	22.04.2008	22.04.2011
J Taylor	50,000	22.04.2008	0.0264	0.15	22.04.2008	22.04.2010
	50,000	22.04.2008	0.0283	0.20	22.04.2008	22.04.2011
D Bromley	-	-	-	-	-	-
	1,100,000					

All options expire within two years from grant date. There are no vesting restrictions. Options are granted to key management personnel with more than one year's full-time service.
All options were granted for nil consideration.

Details of Remuneration for year ended 30 June 2007

	Salary, Fees and Commissions	Incentive Share Plan Salary Sacrifice	Super-annuation Contribution	Cash Bonus	Non-cash Benefits	Shares / Options	Total	Performance Related
	$	$	$	$	$	$	$	%
Directors and Key Personnel								
K Russeth	283,615	56,000	42,385	70,982	20,978	*640,001	1,113,961	8.10%
G Pennefather	74,644	-	42,385	-	-	*63,960	180,989	-
S Bedford	215,703	-	7,068	-	9,322	*128,002	360,094	-
T Rayner	99,087	-	3,794	-	3,794	**12,600	119,275	-
N Shanks	43,333	8,667	-	-	-	-	52,000	-
J Paresi	47,114	-	-	-	-	-	47,114	-
R Schoer	-	41,600	-	-	-	-	41,600	-
R Halverson	-	44,877	-	-	-	-	44,877	-
R Stokes	180,000	-	-	163,934	-	-	343,934	47.7%
D Bromley	135,600	-	51,041	-	-	***46,668	233,309	-
	1,079,096	151,144	146,673	234,916	34,094	891,230	2,537,154	

There are no other employees who are considered to be key management personnel as defined by AASB 124.

At the QRSciences Holdings Limited Shareholder Meeting held on 26 November 2004 shareholders approved and adopted the Company Employee Share Plan. The Shares / Options component of the remuneration indicated above represent the issue of these shares.

This share price reflects the value of the remuneration for the shares as it is the date that the resolution was carried.

* On 26 November 2004, the ordinary share price quoted on the ASX closed at $0.24 (post-consolidation $2.40).

** On 22 November 2005, the ordinary share price quoted on the ASX closed at $0.096 (post-consolidation $0.96).

*** Represents the issue of shares on 21 January 2005, when the ordinary share price quoted on the ASX closed at $0.20 (post-consolidation $2.00).

On 1 July 2007, the third and final tranche of shares vested to directors and specified officers. . This table is more indicative of the real value of the shares granted and remuneration paid to the executive team. On this day the ordinary share price quoted on the ASX was $0.335. The value of the vesting shares on that day is represented in the following table:

2007 Directors & Key Management	Shares Number Post Consolidation	Share Price at 1 July 2007	Value of Shares at 1 July 2007	Effective Total Remuneration 30 June 2007
		$	$	$
K Russeth	266,667	0.335	89,333	640,001
G Pennefather	26,650	0.335	8,928	63,960
S Bedford	53,334	0.335	17,867	128,002
T Rayner	13,125	0.335	4,397	12,600
D Bromley	23,334	0.335	7,817	46,668

DIRECTORS' MEETINGS

During the financial year, 4 meetings of Directors (including committees of Directors) were held. The number of meetings attended by each Director during the year is stated in this report.

Attendances	Directors' Meetings		Remuneration Committee Meetings		Audit Committee Meetings	
	Number eligible to attend	Number attended	Number eligible to attend	Number attended	Number eligible to attend	Number attended
Mr Kevin Russeth	4	4	-	-	-	-
Mr Norman Shanks	1	1	-	-	-	-
Mr Joseph Paresi	1	1	-	-	-	-
Mr Robert Halverson	4	4	1	1	1	1
Mr Raymond Schoer	4	3	1	1	1	1
Mr Darren Bromley	-	-	-	-	-	-
Mr Jamie Taylor	-	-	-	-	1	1
Mr Rick Stokes	3	3	-	-	-	-

COMMITTEE MEMBERSHIP

At the date of this report, the Company had an Audit Committee and a Remuneration Committee. Members who have acted on the committees of the Board during the financial year are:

Remuneration Committee Meetings	Audit Committee Meetings
Mr Robert Halverson	Mr Robert Halverson
Mr Raymond Schoer	Mr Raymond Schoer
	Mr Jamie Taylor

AUDIT COMMITTEE

The Board has established an Audit Committee, which operates under a charter approved by the Board. It is the Board's responsibility to ensure that an effective internal control framework exists within the entity. This includes internal controls to deal with both the effectiveness and efficiency of significant business processes. This includes the safeguarding of assets, the maintenance of proper accounting records, and the reliability of financial information as well as non-financial considerations such as the benchmarking of operational key performance indicators. The Board has delegated the responsibility for the establishment and maintenance of a framework of internal control and ethical standards for the management of the Company to the Audit Committee. The Audit Committee also provides the Board with additional assurance regarding the reliability of financial information for inclusion in the financial reports.

INDEMNIFYING OFFICERS

The Company has, during or since the end of the financial year, in respect of any person who is or has been an officer of the Company or a related body corporate, not indemnified nor entered into a relevant agreement to indemnify against a liability incurred as an officer, including costs and expenses in successfully defending legal proceedings.

However, the Company has paid a premium amounting to $27,351 to insure the directors and other public officers against liabilities for costs and expenses incurred by them, in defending any legal proceedings arising out of their conduct while acting in the capacity of director of the company, other than conduct involving a wilful breach of duty in relation to the company.

OPTIONS

At the date of this report, the unissued ordinary shares of QRSciences Holdings Ltd under option are as follows

Grant Date	Date of Expiry	Exercise Price	Number under Option
16.08.2007	30.06.2012	$0.45	43,035,039
	30.06.2008	$0.60	2,575,749
	30.06.2008	$1.00	50,500
23/05/2008	10.05.2012	$0.50	1,114,384
	10.05.2014	$0.59	3,801,547
	10.05.2014	$0.80	3,801,547
	10.05.2014	$0.24	7,500,000
	19.10.2012	$0.30	906,859
22.04.2008	22.04.2010	$0.15	950,000
22.04.2008	22.04.2011	$0.20	950,000
TOTAL			64,685,625

During the year ended 30 June 2008, the following ordinary shares of QRSciences Holdings Ltd were issued on the exercise of options granted

No further shares have been issued since that date. No amounts are unpaid on any of the shares.

Grant Date	Exercise Price	Number of Shares Issued
16.08.2007	$0.45	3,060

Options issued or agreed to be issued over unissued shares or interest during or since the financial year by the Company or controlled entity to Directors or officers as part of their remuneration are as follows:

- Rick Stokes - 250,000 Options with an exercise price $0.15 expiring 22/04/2010 & 250,000 Options with an exercise price of $0.20 expiring 22/04/2011
- Kevin Russeth- 250,000 Options with an exercise price $0.15 expiring 22/04/2010 & 250,000 Options with an exercise price of $0.20 expiring 22/04/2011

PROCEEDINGS ON BEHALF OF COMPANY

No person has applied for leave of Court to bring proceedings on behalf of the Company or intervene in any proceedings to which the Company is a party for the purpose of taking responsibility on behalf of the Company for all or any part of those proceedings.

AUDITOR INDEPENDENCE AND NON-AUDIT SERVICES

The Board of Directors is satisfied that the provision of non-audit services during the year is compatible with the general standard of independence for auditors imposed by the Corporations Act 2001. The Directors are satisfied that the services disclosed below did not compromise the external auditor's independence for the following reasons:

- all non-audit services are reviewed and approved by the Board prior to commencement to ensure they do not adversely affect the integrity and objectivity of the auditor; and
- the nature of the services provided do not compromise the general principles relating to auditor independence in accordance with APES110: Code of Ethics for Professional Accountants set by the Accounting Professional and Ethical Standards Board.

The following fees for non-audit services were paid / payable to the external auditors during the year ended 30 June 2008:

Taxation services	$25,809
Accounting advice and services	$19,743
	$45,552

AUDITOR'S INDEPENDENCE DECLARATION

The lead auditor's independence declaration for the year ended 30 June 2008 has been received and can be found on page 62.

Signed in accordance with a resolution of the Directors.

R J Stokes

DIRECTOR

Dated this 30th day of September 2008

INCOME STATEMENTS FOR THE YEAR ENDED 30 JUNE 2008

	Note	Economic Entity		Parent Entity	
		2008 $000	2007 $000	2008 $000	2007 $000
Revenues from ordinary activities	2	19,800	14,274	304	1,923
Raw materials and consumables used		(11,998)	(10,340)	-	-
Ordinary Expenses					
Employee benefits expense		(5,008)	(6,805)	(352)	(1,622)
Amortisation of intellectual property	3	(1,249)	(856)	-	-
Consulting expense		(710)	(865)	(155)	(300)
Patent costs		(349)	(562)	-	-
Legal expense		(210)	(543)	(167)	(405)
Travel expense		(292)	(535)	(42)	(172)
Rental and occupancy costs		(466)	(521)	-	-
Materials and consumables		(150)	(422)	-	-
Bad and doubtful debts		(52)	(385)	-	-
Depreciation and amortisation excluding amortisation of intangibles	3	(228)	(303)	-	(7)
Advertising and promotion		(179)	(199)	-	-
Directors fees		(153)	(175)	(153)	(175)
Other expenses from ordinary activities		(908)	(1,350)	(263)	(336)
Share of net loss of an associate		(316)	(162)	-	-
Borrowing Costs	3				
Convertible note fees		(227)	(569)	(227)	(569)
Interest / Finance paid		(265)	(418)	(63)	(201)
Provision for doubtful debt – loan to subsidiary		-	-	(31,617)	-
Provision for diminution of investment		-	-	(10,531)	-
Impairment write-down of Goodwill		(676)	-	-	-
Impairment write-down of intellectual property		(30,388)	-	-	-
Loss from ordinary activities before income tax expense		(34,024)	(10,736)	(43,266)	(1,864)
Income tax expense	4	85	-	-	-
Loss from ordinary activities after related income tax expense		(33,940)	(10,736)	(43,266)	(1,864)
Basic earnings per share (cents per share)	5	($0.43)	($0.25)		
Diluted earnings per share (cents per share)	5	($0.25)	($0.23)		

BALANCE SHEET AS AT 30 JUNE 2008

		Economic Entity		Parent Entity	
		2008	2007	2008	2007
CURRENT ASSETS	Note	$000	$000	$000	$000
Cash assets	6	1,120	669	852	232
Trade and other receivables	7(a)	4,096	3,338	-	-
Prepayments	7(b)	95	55	9	-
Inventories	8	4,472	3,004	-	-
Other		49	-	5	
TOTAL CURRENT ASSETS		9,832	7,066	866	232
NON-CURRENT ASSETS					
Receivables	7(a)	-	-	-	27,516
Intangibles - intellectual property	9	1,872	33,858	-	-
Other financial assets	10 (a)	110	527	17,530	27,298
Investments accounted for using the equity method	10 (b)	2,314	2,999	-	-
Property, plant and equipment	11	561	614	-	-
Other Receivables	7(c)	861	-	-	-
Deferred Tax Assets		299	-	-	-
TOTAL NON-CURRENT ASSETS		6,017	37,998	17,530	54,814
TOTAL ASSETS		15,849	45,064	18,396	55,046
CURRENT LIABILITIES					
Payables	12(a)	2,848	2,740	145	224
Financial liabilities	13	1,601	6,202	433	4,567
Provisions	14	459	478	-	51
Other payables	12(b)	270	645	-	-
TOTAL CURRENT LIABILITIES		5,178	10,065	578	4,842
NON-CURRENT LIABILITIES					
Financial liabilities	13	935	120	867	-
Other Payables	12(b)	5,115	5,888	-	-
TOTAL NON-CURRENT LIABILITIES		6,050	6,008	867	-
TOTAL LIABILITIES		11,228	16,073	1,445	4,842
NET ASSETS		4,621	28,992	16,951	50,204
EQUITY					
Contributed equity	15	69,285	59,324	69,285	59,324
Share Option Reserve	16(a)	52	-	52	-
Foreign Currency Translation Reserve	16(b)	(821)	(377)	-	-
Retained profits	17	(63,895)	(29,955)	(52,386)	(9,120)
Parent entity interest		4,621	28,992	16,951	50,204
TOTAL EQUITY		4,621	28,992	16,951	50,204

STATEMENT OF CHANGES IN EQUITY FOR THE YEAR ENDED 30 JUNE 2008

	$000	$000	$000	$000	$000	$000	$000
	Contributed Equity				Accumulated Losses	Foreign Currency Translation Reserve	Total
Economic Entity	**Ordinary**	**Pref A**	**Pref B**	**Options**			
Balance at 1.7.2006	**48,725**	**-**	2,139	**-**	**(19,219)**	**-**	**31,645**
Conversion of Pref A to ordinary equity	2,139	-	(2,139)	-	-	-	-
Transfer of expired options to ordinary equity	8,460	-	-	-	-	-	8,460
Shares issued during the year (net of transaction costs incurred)	-	-	-	-	-	(377)	(377)
Shares issued during the year (net of transaction costs incurred)	-	-	-	-	(10,736)	-	(10,736)
Sub-total	59,324	-	-	-	(29,955)	(377)	28,992
Dividends paid or provided for	-	-	-	-	-	-	-
Balance at 30.6.2007	59,324	-	-	-	(29,955)	(377)	28,992
Balance at 1.7.2007	**59,324**	**-**	-	**-**	**(29,955)**	**(377)**	**28,992**
Share Options issued during the year	-	-	-	52	-	-	52
Shares issued during the year (net of transaction costs incurred)	9,961	-	-	-	-	-	9,961
Adjustments from translation of foreign controlled entities	-	-	-	-	-	(444)	(444)
Loss attributable to members of parent entity	-	-	-	-	(33,940)	-	(33,940)
Sub-total	69,285	-	-	52	(63,895)	(821)	4,621
Dividends paid or provided for	-	-	-	-	-	-	-
Balance at 30.6.2008	**69,285**	**-**	**-**	**52**	**(63,895)**	**(821)**	**4,621**

The accompanying notes form part of these financial statements.

STATEMENT OF CHANGES IN EQUITY FOR THE YEAR ENDED 30 JUNE 2008

	$000	$000	$000	$000	$000	$000
	Contributed Equity				Accumulated Losses	Total
Parent Entity	Ordinary	Pref A	Pref B	Options		
Balance at *1.7.2006*	48,725	-	2,139	-	(7,256)	43,608
Conversion of Pref B to ordinary equity	2,139	-	(2,139)	-	-	-
Shares issued during the year (net of transaction costs incurred)	8,460	-	-	-	-	8,460
Adjustments from translation of foreign controlled entities	-	-	-	-	-	-
Loss attributable to members of parent entity	-	-	-	-	(1,864)	(1,864)
Sub-total	59,324	-	-	-	(9,120)	50,204
Dividends paid or provided for	-	-	-	-	-	-
Balance at *30.6.2007*	59,324	-	-	-	(9,120)	50,204
Balance at *1.7.2007*	59,324	-	-	-	(9,120)	50,204
Shares issued during the year (net of transaction costs incurred)	9,961	-	-	-	-	9,961
Share Options issued during the year				52	-	52
Adjustments from translation of foreign controlled entities	-	-	-	-	-	-
Loss attributable to members of parent entity	-	-	-	-	(43,266)	(43,266)
Sub-total	69,285	-	-	52	(52,386)	16,951
Dividends paid or provided for	-	-	-	-	-	-
Balance at *30.6.2008*	69,285	-	-	52	(52,386)	16,951

The accompanying notes form part of these financial statements.

CASH FLOW STATEMENT FOR THE YEAR ENDED 30 JUNE 2008

		Economic Entity		Parent Entity	
	Note	2008 $000	2007 $000	2008 $000	2007 $000
CASH FLOWS FROM OPERATING ACTIVITIES					
Receipts from customers		17,635	10,371	-	-
Payments to suppliers and employees		(23,071)	(22,638)	(1,374)	(2,044)
Interest received		83	72	71	62
Borrowing costs		-	-	-	-
Interest paid		(265)	(125)	-	-
R&D Start Grant Income		420	391	-	-
Other Income		1	65	-	26
Net cash provided by (used in) operating activities	28(ii)	(5,197)	(11,864)	(1,303)	(1,956)
CASH FLOWS FROM INVESTING ACTIVITIES					
Proceeds from Disposal of Equity Investments		650	-	650	-
Payment for investment in controlled entities		-	-	(1,180)	(4,649)
Purchase of property, plant and equipment		(176)	(616)	-	(5)
Purchase of investments (Spectrum)		-	(594)	-	-
Purchase of intellectual property		-	-	-	-
Repayment of loans other entities		-	-	-	-
Loans to other entities		(861)	-	-	-
Loans to controlled entities		-	-	(4,101)	(4,822)
Net cash provided by (used in) investing activities		(387)	(1,210)	(4,631)	(9,476)
CASH FLOWS FROM FINANCING ACTIVITIES					
Proceeds from issue of shares		9,821	6,330	9,821	6,330
Proceeds from borrowings		1,802	4,752	1,300	3,792
Repayment of borrowings		(4,782)	(131)	(4,567)	-
Net cash provided by (used in) financing activities		6,841	10,951	6,554	10,122
Net increase in cash held		**1,257**	**(2,123)**	**620**	**(1,310)**
Cash at 1 July 2007		(137)	1,986	232	1,542
Cash at 30 June 2008	28(i)	**1,120**	**(137)**	**852**	**232**

The accompanying notes form part of these financial statements.

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2007

NOTE 1 STATEMENT OF ACCOUNTING POLICIES

The financial report is a general purpose financial report that has been prepared in accordance with Australian Accounting Standards including Australian Accounting Interpretations, other authoritative pronouncements of the Australian Accounting Standards Board and the Corporations Act 2001.

The financial report covers the economic entity of QRSciences Holdings Limited and controlled entities, and QRSciences Holdings Limited as an individual parent entity. QRSciences Holdings Limited is a listed public company, incorporated and domiciled in Australia.

The financial report of QRSciences Holdings Limited and controlled entities, and QRSciences Holdings Limited as an individual parent entity comply with all Australian equivalents to International Financial Reporting Standards (AIFRS) in their entirety.

The following is a summary of the material accounting policies adopted by the economic entity in the preparation of the financial report. The accounting policies have been consistently applied, unless otherwise stated.

Basis of Preparation

The accounting policies set out below have been consistently applied to all years presented.

Reporting Basis and Conventions

The financial report has been prepared on an accruals basis and is based on historical costs modified by the revaluation of selected non-current assets, financial assets and financial liabilities for which the fair value basis of accounting has been applied.

Accounting Policies

A. Principles of Consolidation

A controlled entity is any entity QRSciences Holdings Limited has the power to control the financial and operating policies of so as to obtain benefits from its activities.

A list of controlled entities is contained in Note 20 to the financial statements. All controlled entities have a June financial year-end.

All inter-company balances and transactions between entities in the economic entity, including any unrealised profits or losses, have been eliminated on consolidation. Accounting policies of subsidiaries have been changed where necessary to ensure consistencies with those policies applied by the parent entity.

Where controlled entities have entered or left the economic entity during the year, their operating results have been included/excluded from the date control was obtained or until the date control ceased.

Minority equity interests in the equity and results of the entities that are controlled are shown as a separate item in the consolidated financial report.

B. Investments

Associated Companies

Associates are those companies over which the company exercises significant influence. Investments in Associates are accounted for using equity accounting principles, whereby the company's equity accounted share of the Associates' net profit or loss is recognised in the company's Income Statement from the date significant influence commences.

Other Investments

Other investments are brought to account at cost. The carrying amount of investments is reviewed annually by directors to ensure it is not in excess of the recoverable amount of these investments. The recoverable amount is assessed from the shares' market value or the underlying net assets in the particular companies.

Dividends are brought to account in the profit and loss account when received except for dividends from controlled entities which are brought to account when they are proposed by the controlled entity.

C. Income Tax

The charge for current income tax expense is based on the profit for the year adjusted for any non-assessable or disallowed items. It is calculated using the tax rates that have been enacted or are substantially enacted by the balance


For personal use only

sheet date.

Deferred tax is accounted for using the balance sheet liability method in respect of temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. No deferred income tax will be recognised from the initial recognition of an asset or liability, excluding a business combination, where there is no effect on accounting or taxable profit or loss.

Deferred tax is calculated at the tax rates that are expected to apply to the period when the asset is realised or liability is settled. Deferred tax is credited in the income statement except where it relates to items that may be credited directly to equity, in which case the deferred tax is adjusted directly against equity.

Deferred income tax assets are recognised to the extent that it is probable that future tax profits will be available against which deductible temporary differences can be utilised.

The amount of benefits brought to account or which may be realised in the future is based on the assumption that no adverse change will occur in income taxation legislation and the anticipation that the economic entity will derive sufficient future assessable income to enable the benefit to be realised and comply with the conditions of deductibility imposed by the law.

During the 2002/03 financial year, legislation was enacted to allow groups, comprising of a parent entity and its Australian resident wholly owned entities, to elect to consolidate and be treated as a single entity for income tax purposes. The legislation, which includes both elective and mandatory elements, is applicable to the Consolidated Entity. As at 30 June 2008, the Directors of the Company have not made a decision to elect to be taxed as a single entity. The financial effect of the legislation has not been brought to account in the financial statements for the year 30 June 2008.

D. Property, Plant and Equipment

Each class of plant and equipment is carried at cost or fair value less, where applicable, any accumulated depreciation and impairment losses.

Plant and equipment

Plant and equipment are measured on the cost basis.

The carrying amount of plant and equipment is reviewed annually by Directors to ensure it is not in excess of the recoverable amount from these assets. The recoverable amount is assessed on the basis of the expected net cash flows that will be received from the asset's employment and subsequent disposal. The expected net cash flows have been discounted to their present values in determining recoverable amounts.

The cost of fixed assets constructed within the economic entity includes the cost of materials, direct labour, borrowing costs and an appropriate proportion of fixed and variable overheads.

Depreciation

The depreciable amount of all fixed assets including building and capitalised lease assets, but excluding freehold land, is depreciated on a straight-line basis over their useful lives to the economic entity commencing from the time the asset is held ready for use. Leasehold improvements are depreciated over the shorter of either the unexpired period of the lease or the estimated useful lives of the improvements.

The depreciation rates used for each class of depreciable assets are:

Class of Fixed Asset	***Depreciation Rate***
Plant and equipment	5 - 33%

The assets' residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount.

Gains and losses on disposals are determined by comparing proceeds with the carrying amount. These gains and losses are included in the income statement. When revalued assets are sold, amounts included in the revaluation reserve relating to that asset are transferred to retained earnings.

E. Leases

Leases of fixed assets where substantially all the risks and benefits incidental to the ownership of the asset, but not the legal ownership that is transferred to entities in the economic entity, are classified as finance leases.

Finance leases are capitalised by recording an asset and a liability at the lower of the amounts equal to the fair value of the leased property or the present value of the minimum lease payments, including any guaranteed residual values. Lease payments are allocated between the reduction of the lease liability and the lease interest expense for the period.

Leased assets are depreciated on a straight-line basis over the shorter of their estimated useful lives or the lease term.

Lease payments for operating leases, where substantially all the risks and benefits remain with the lessor, are charged as expenses in the periods in which they are incurred.

Lease incentives under operating leases are recognised as a liability and amortised on a straight-line basis over the life of the lease term.

F. Financial Instruments

Recognition

Financial instruments are initially measured at cost on trade date, which includes transaction costs, when the related contractual rights or obligations exist. Subsequent to initial recognition these instruments are measured as set out below.

Financial assets at fair value through profit and loss

A financial asset is classified in this category if acquired principally for the purpose of selling in the short term or if so designated by management and within the requirements of AASB 139: Recognition and Measurement of Financial Instruments. Derivatives are also categorised as held for trading unless they are designated as hedges. Realised and unrealised gains and losses arising from changes in the fair value of these assets are included in the income statement in the period in which they arise.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and are stated at amortised cost using the effective interest rate method.

Held-to-maturity investments

These investments have fixed maturities, and it is the Group's intention to hold these investments to maturity. Any held-to-maturity investments held by the Group are stated at amortised cost using the effective interest rate method.

Available-for-sale financial assets

Available-for-sale financial assets include any financial assets not included in the above categories. Available-for-sale financial assets are reflected at fair value. Unrealised gains and losses arising from changes in fair value are taken directly to equity.

Financial liabilities

Non-derivative financial liabilities are recognised at amortised cost, comprising original debt less principal payments and amortisation.

Derivative instruments

Derivative instruments are measured at fair value. Gains and losses arising from changes in fair value are taken to the income statement unless they are designated as hedges.

QRSciences Holdings Limited and Controlled Entities designates certain derivatives as either;

i. hedges of the fair value of recognised assets or liabilities or a firm commitment (fair value hedge); or

ii. hedges of highly probably forecast transactions (cash flow hedge).

At the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions is documented.

Assessments, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions have been and will continue to be highly effective in offsetting changes in fair values or cash flows of hedged items, are also documented.

(i) Fair value hedge

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the income statement, together with any changes in the fair value of the hedge asset or liability that are attributable to the hedged risk.

(ii) Cash flow hedge

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is deferred to a hedge reserve in equity. The gain or loss relating to the ineffective portion is recognised immediately in the income statement.

Amounts accumulated in the hedge reserve in equity are transferred to the income statement in the periods when the hedged item will affect profit or loss.

Fair value

Fair value is determined based on current bid prices for all quoted investments. Valuation techniques are applied to determine the fair value for all unlisted securities, including recent arm's length transactions, reference to similar instruments and option pricing models.

Impairment

At each reporting date, the Group assess whether there is objective evidence that a financial instrument has been impaired. In the case of available-for-sale financial instruments, a prolonged decline in the value of the instrument is considered to determine whether an impairment has arisen. Impairment losses are recognised in the income statement.

G. Impairment of Assets

At each reporting date, the Group reviews the carrying values of its tangible and intangible assets to determine whether there is any indication that those assets have been impaired. If such an indication exists, the recoverable amount of the asset, being the higher of the asset's fair value less costs to sell and value in use, is compared to the asset's carrying value. Any excess of the asset's carrying value over its recoverable amount is expensed to the income statement.

Impairment testing is performed annually for goodwill and intangible assets with indefinite lives.

Where it is not possible to estimate the recoverable amount of an individual asset, the group estimates the recoverable amount of the cash-generating unit to which the asset belongs.

H. Intangibles

Acquired both separately and from a business combination

Intangible assets acquired separately or in a business combination are initially measured at cost. The cost of an intangible acquired in a business combination is its fair value at the date of acquisition.

Following initial recognition, intangible assets are carried at cost less any accumulated amortisation and any accumulated impairment losses.

The useful lives of these intangible assets are assessed to be either finite or indefinite.

(i) Intangibles with Finite Lives

Intangible assets with finite lives are amortised over the useful life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortisation period and the amortisation method for an intangible asset with a finite useful life is reviewed at least at each financial year-end. Changes in the expected useful life are reviewed at least at each financial year-end. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortisation period or method, as appropriate, which is a change in accounting estimate. The amortisation expense on intangible assets with finite lives is recognised in profit or loss in the expense category consistent with the function of the intangible asset.

(ii) Intangibles with Indefinite Useful Lives

Intangible assets with indefinite useful lives shall not be amortised but will be tested for impairment by comparing its recoverable amount with its carrying amount annually and whenever there is an indication that the intangible assets may be impaired.

Intangible assets, excluding development costs, created within the business are not capitalised and expenditure is charged against profits in the period in which the expenditure is incurred.

Impairment

All intangible assets are tested for impairment where an indicator of impairment exists either individually or at the cash generating unit level. Useful lives are also examined on an annual basis and adjustments, where applicable, are made on a prospective basis.

Research and development costs

Research costs are expensed as incurred. An intangible asset arising from development expenditure on an internal project is recognised only when the Group can demonstrate the technical feasibility of completing the intangible asset so that it will be available for use or sale, its intention to complete and its ability to use or sell the asset, how the asset will generate future economic benefits, the availability of resources to complete the development and the ability to measure reliably the expenditure attributable to the intangible asset during its development.

Development expenditure incurred on an individual project is carried forward when its future recoverability can reasonably be regarded as assured.

Following the initial recognition of the development expenditure, the cost model is applied requiring the asset to be carried at cost less any accumulated amortisation and accumulated impairment losses.

Any expenditure carried forward is amortised over the period of expected future economic benefits from the related project.

The carrying value of development costs is reviewed for impairment annually when the asset is not yet in use or more frequently when an indicator of impairment arises during a reporting period indicating that the carrying amount may not be recoverable.

A summary of the policies applied to the Group's intangible assets is as follows:

	Patents, Trademarks & Other Intellectual Property	
	Finite Useful Life	**Indefinite Useful Life**
Amortisation method used	10 years – straight-line	Not amortised
Acquired / internally generated	Acquired	Acquired
Impairment testing / recoverable amount testing	Reviewed annually for indicator of impairment	Tested annually for indicator of impairment

I. **Foreign Currency Transactions and Balances**

Functional and presentation currency

The functional currency of each of the group's entities is measured using the currency of the primary economic environment in which that entity operates. The consolidated financial statements are presented in Australian dollars which is the parent entity's functional and presentation currency.

Transaction and balances

Foreign currency transactions are translated into functional currency using the exchange rates prevailing at the date of the transaction. Foreign currency monetary items are translated at the year-end exchange rate. Non-monetary items measured at historical cost continue to be carried at the exchange rate at the date of the transaction. Non-monetary items measured at fair value are reported at the exchange rate at the date when fair values were determined.

Exchange differences arising on the translation of monetary items are recognised in the income statement, except where deferred in equity as a qualifying cash flow or net investment hedge.

Exchange differences arising on the translation of non-monetary items are recognised directly in equity to the extent that the gain or loss is directly recognised in equity, otherwise the exchange difference is recognised in the income statement.

Group companies

The financial results and position of foreign operations whose functional currency is different from the Group's presentation currency are translated as follows:

- assets and liabilities are translated at year-end exchange rates prevailing at that reporting date;
- income and expenses are translated at average exchange rates for the period; and
- retained earnings are translated at the exchange rates prevailing at the date of the transaction.

Exchange differences arising on translation of foreign operations are transferred directly to the Group's foreign currency translation reserve in the balance sheet. These differences are recognised in the income statement in the period in which the operation is disposed.

J. Employee Benefits

Provision is made for the Company's liability for employee benefits arising from services rendered by employees to balance date. Employee benefits that are expected to be settled within one year have been measured at the amounts expected to be paid when the liability is settled, plus related on-costs. Employee benefits payable later than one year have been measured at the present value of the estimated future cash outflows to be made for those benefits.

Equity-settled compensation

The Group operates a number of share-based compensation plans. These include both a share option arrangement and an employee share scheme. The bonus element over the exercise price of the employee services rendered in exchange for the grant of shares and options is recognised as an expense in the income statement. The total amount to be expensed over the vesting period is determined by reference to the fair value of the shares or the options granted.

K. Provisions

Provisions are recognised when the group has a legal or constructive obligation, as a result of past events, for which it is probable that an outflow of economic benefits will result and that outflow can be reliably measured.

L. Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, deposits held at call with banks, other short term highly liquid investments with original maturities of 12 months or less, and bank overdrafts. Bank overdrafts are shown within short term borrowings in current liabilities on the balance sheet.

M. Revenue

Revenue from the sale of goods is recognised upon the delivery of goods to customers.

Interest revenue is recognised on a proportional basis taking into account the interest rates applicable to the financial assets.

Dividend revenue is recognised when the right to receive a dividend has been established. Dividends received from associates and joint venture entities are accounted for in accordance with the equity method of accounting.

Revenue from the rendering of a service is recognised upon the delivery of the service to the customers.

All revenue is stated net of the amount of goods and services tax (GST).

N. Borrowing Costs

Borrowing costs directly attributable to the acquisition, construction or production of assets that necessarily take a substantial period of time to prepare for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale.

All other borrowing costs are recognised in income in the period in which they are incurred.

O. Goods and Services Tax (GST)

Revenues, expenses and assets are recognised net of the amount of GST, except where the amount of GST incurred is not recoverable from the Australian Tax Office. In these circumstances the GST is recognised as part of the cost of acquisition of the asset or as part of an item of the expense. Receivables and payables in the balance sheet are shown inclusive of GST.

Cash flows are presented in the cash flow statement on a gross basis, except for the GST component of investing and financing activities, which are disclosed as operating cash flows.

P. Government Grants

Government grants are recognised at fair value where there is reasonable assurance that the grant will be received and all grant conditions will be met. Grants relating to expense items are recognised as income over the periods necessary to match the grant to the costs they are compensating. Grants relating to assets are credited to deferred income at fair value and are credited to income over the expected useful life of the asset on a straight-line basis.

Q. Comparative Figures

When required by Accounting Standards, comparative figures have been adjusted to conform to changes in presentation for the current financial year.

R. Rounding of Amounts

The consolidated entity is an entity to which ASIC Class Order 98/100 applies and, accordingly, amounts in the financial statements and directors' report have been rounded to the nearest thousand dollars.

S. Preparation of report on going concern basis

This financial report has been prepared on a going concern basis, which assumes sufficient funding from capital or debt financing, completion of income generating commercial agreements, restructuring transactions, or, if necessary, reduction in activities or action to realise asset value.

Critical Accounting Estimates and Judgments

The Directors evaluate estimates and judgments incorporated into the financial report based on historical knowledge and best available current information. Estimates assume a reasonable expectation of future events and are based on current trends and economic data, obtained both externally and within the Group.

Key Estimates — Impairment

The Group assesses impairment at each reporting date by evaluating conditions specific to the group that may lead to impairment of assets. Where an impairment trigger exists, the recoverable amount of the asset is determined. Value-in-use calculations performed in assessing recoverable amounts incorporate a number of key estimates.

In relation to the Group's Intellectual Property, an independent external consultant was engaged during the year to assess the carrying value in accordance with applicable accounting standards and concluded that the intellectual property was significantly impaired. Accordingly, an impairment write-down of $30.388m was recognised in the income statement during the year.

	Economic Entity		Parent Entity	
	2008 $000	2007 $000	2008 $000	2007 $000
NOTE 2 OPERATING REVENUE				
Operating Activities:				
Interest received	88	72	71	1,897
Sale of goods & services	17,165	13,660	-	-
Grant income	420	391	-	-
Other revenue	458	151	-	26
Gain on Disposal	233	-	233	-
FX Gain	1,436	-	-	-
Total Revenue	19,800	14,274	304	1,923

NOTE 3 OPERATING PROFIT BEFORE INCOME TAX

Profit from ordinary activities before income tax has been determined after:

(a) Expenses:				
Borrowing costs (interest) paid/due and payable to:				
- other persons	492	987	290	770
Depreciation of property, plant and equipment	228	303	-	7
Amortisation of intangible property	1,249	856	-	-

NOTE 4 INCOME TAX EXPENSE

a. The components of tax expense comprise:				
Current tax	210	-	-	-
Deferred tax	(299)	-	-	-
Prior year adjustment	4	-	-	-
	(85)	-	-	-

b. The prima facie tax benefit on loss from ordinary activities before income tax is reconciled to the income tax as follows:

Prima facie tax benefit on loss from ordinary activities before income tax at 30% (2007: 30%)	(10,207)	(3,172)	(12,979)	(559)
Add:				
Tax effect of:				
- Current year revenue losses not recognised	1,052	2,552	439	291

- Impairment of Assets	8,358	-	12,644	-
- Prior period adjustment	-	5,391	-	-
- Share based payments	16	267	16	267
- Effect of lower rate of tax on overseas loss	123	179	-	-
- Current year overseas losses not recognised	123	179	-	-
- Other non-allowable items	184	171	50	122
- Other deferred tax balances not recognised	826	-	-	-
- Excess franking offsets converted to revenue losses not recognised	11	11	11	11
- Franking credits	3	3	3	3
	489	5,582	184	135
Less:				
Tax effect of:				
- Other deferred tax balances not recognised	-	5,571	173	124
- Revenue losses recouped not previously recognised	215	-	-	-
- Prior year tax adjustment	243	-	-	-
- Other non-assessable items	105	-	-	-
- Rebateable fully franked dividends	11	11	11	11
Income tax (benefit)	(85)	-	-	-

	Economic Entity		Parent Entity	
	2008 $000	2007 $000	2008 $000	2007 $000
The applicable weighted average effective tax rates are as follows:	1%	0%	0%	0%

c. The following deferred tax balances have not been recognised:

Deferred Tax Assets:

At 30%:				
Carry forward revenue losses	4,384	8,865	1,793	1,343
Carry forward capital losses	-	170	-	-
Capital raising costs	356	295	356	295
Intangibles	1,066	529	-	-
Provisions and accruals	71	168	27	42
Other	-	29	-	28
	5,877	10,056	2,176	768

d. The following deferred tax assets have been recognised:

Deferred Tax Assets (QRSciences Security Pty Ltd) At 30%:				
Provisions	192	-	-	-
Accruals	107	-	-	-
	299	-	-	-
At 15% (United States of America):				
- Overseas losses	504	381	-	-

The tax benefits will only be obtained if:

(a) the company derives future assessable income of a nature and of an amount sufficient to enable the benefits to be utilised;

(b) the company continues to comply with the conditions for deductibility imposed by law; and

(c) no changes in income tax legislation adversely affect the company in utilising the benefits.

Deferred Tax Liabilities:				
At 30%:				
Other	375	39	-	-

The above Deferred Tax Liabilities have not been recognised as they have given rise to the carry forward revenue losses for which the Deferred Tax Asset has not been recognised.

The values included in the comparative year have been updated to correctly reflect current and deferred tax balances, including deferred tax balances not recognised. There is no impact to the tax expense for the year.

NOTE 5 EARNINGS PER SHARE

	Economic Entity		
	2008 $000	2007 $000	
Reconciliation of earnings used in the calculation of earnings per share			
Operating profit/(loss) after income tax	(33,940)	(10,736)	(6
Earnings used in the calculation of basic earnings per share	(33,940)	(10,736)	(6

Reconciliation of weighted average numbers of ordinary shares used in the calculation of earnings per share

	Shares	Shares
Weighted average numbers of ordinary shares used in the calculation of the basic earnings per share	79,203,567	42,360,466
Weighted average numbers of options outstanding	54,578,753	3,517,783

Weighted average numbers of ordinary shares used in the calculation of dilutive earnings per share	133,782,320	45,878,249

	Economic Entity		Parent Entity	
	2008 $000	2007 $000	2008 $000	2007 $000
NOTE 6 CASH ASSETS				
Cash at bank	1,120	669	852	232
	1,120	669	852	232
NOTE 7(a) RECEIVABLES				
Current				
Trade debtors	4,096	3,338	-	-
Non Current				
Loan to QRSciences Pty Ltd - secured	-	-	31,617	27,516
Less: Provision for doubtful debt	-	-	(31,617)	-
	-	-	-	27,516
NOTE 7(b) PREPAYMENTS & DEPOSITS				
Prepayments	95	55	9	-
	95	55	9	-
NOTE 7(c) OTHER RECEIVABLES				
Convertible Note – Spectrum San Diego Inc	861	-	-	-
	861	-	-	-

The convertible note to Spectrum yields a return of 8% per annum and matures in February 2009.

Converting this loan would result in QRS Holding 33.4% of Spectrum.

	Economic Entity		Parent Entity	
	2008 $000	2007 $000	2008 $000	2007 $000
NOTE 8 INVENTORIES				
CURRENT – At Cost				
Finished Goods	4,821	3,342	-	-
Less: Provision for obsolescence	(349)	(338)	-	-
	4,472	3,004	-	-

NOTE 9 INTANGIBLE ASSETS - INTELLECTUAL PROPERTY

	Economic Entity 2008 $000	Economic Entity 2007 $000	Parent Entity 2008 $000	Parent Entity 2007 $000
(a) Intellectual property (indefinite useful live) at cost	-	27,184	-	-
(b) Intellectual property (finite useful live) at cost	7,455	7,854	-	-
Less: accumulated amortisation	(2,429)	(1,180)	-	-
Less: Impairment write-down	(3,154)	-	-	-
	1,872	6,674	-	-
Total	1,872	33,858	-	-
(a) Movements during the year				
Opening balance	27,184	27,184	-	-
Impairment write-down	(27,184)	-	-	-
Carrying amount at end of the year	-	27,184	-	-
(b) Movements during the year				
Opening balance	6,674	12,638	-	-
BTG Impairment write-down	(3,154)	-	-	-
Renegotiations with BTG International in relation to a reduction in the costs of the patent portfolio	(399)	(5,108)	-	-
Amortisation expense	(1,249)	(856)	-	-
Carrying amount at end of the year	1,872	6,674	-	-

NOTE 10(a) OTHER FINANCIAL ASSETS

Available for Sale Financial Assets				
Shares in a controlled entity (QRSciences Pty Ltd) at cost	-	-	21,972	21,972
Less: Provision for diminution			(10,531)	-
	-	-	11,441	21,972
Shares in other unlisted entities at cost	-	-	-	-
Shares in other controlled listed entities (Diversified Opportunities)	-	-	681	-
Shares in a controlled entity (QRSciences Security Pty Ltd)	-	-	5,298	4,799
Shares in other unlisted entities Freeside Pty Ltd - 19% equity held (principal activity: investment in Old Perth Port) – at cost	-	417	-	417
Chief entity's interest in unlisted business undertakings – at cost (refer Note 20)	110	110	110	110
	110	527	17,530	27,298

Shares in a controlled entity are carried at cost.

The fair value of unlisted available for sale financial assets cannot be reliably measured as variability in the range of reasonable fair value estimates is significant. As a result, all unlisted investments are reflected at cost.

	Economic Entity		Parent Entity	
	2008 $000	2007 $000	2008 $000	2007 $000
NOTE 10(b) INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD				
Associated Company – Note 10(c)	2,314	2,999	-	-

Interest is held in the following associated company:

Name	Shares	Principal Activities	Country of Incorporation	Ownership Interest		Carrying Amount of Investment	
Unlisted				2008 %	2007 %	2008 $	2006 $
Spectrum San Diego Inc.	Pref.	Developer of x-ray & backscatter technology	USA	27.4	27.4	2,314	2,999

NOTE 10(c) Movements During the Year in Equity Accounted Investment in Associated Companies

	Balance at beginning of the financial year	2,999	1,813
Add:	New investments during the year		1,348
Less:	Foreign Exchange Movement	(369)	-
	Share of associated company's loss from ordinary activities and extraordinary items after income tax	(316)	(162)
	Balance at end of the financial year	2,314	2,999

b. **Equity accounted profits of associates are broken down as follows:**

Share of associate's loss before tax	(316)	(162)
Share of associate's tax expense	-	-
Share of associate's loss after tax	(316)	(162)

c. **Summarised Presentation of Aggregate Assets and Liabilities**

Current Assets	249	246
Non-current Assets	550	608
Total Assets	799	854
Current Liabilities	250	76
Non-current Liabilities	1,046	122
Total Liabilities	1,296	198
Net Assets	(497)	656

NOTE 11 PROPERTY, PLANT AND EQUIPMENT

	Economic Entity		Parent Entity	
	2008 $000	2007 $000	2008 $000	2007 $000
Plant and equipment at cost	2,610	2,434	54	54
Accumulated depreciation	(2,048)	(1,820)	(54)	(54)
Total plant and equipment	561	614	-	-





(a) **Movements in Carrying Amounts**

Movement in the carrying amounts for each class of property, plant and equipment between the beginning and the end of the current financial year:

	Plant and Equipment 2008 $000	Plant and Equipment 2007 $000
Economic Entity:		
Balance at the beginning of year	614	302
Additions	176	615
Cost of plant & equipment written off	-	(178)
Accumulated depreciation of plant & equipment written off	-	178
Revaluation increments / (decrements)		
Depreciation expense	(228)	(303)
Capitalised finance costs and depreciation	-	-
Disposals of assets on sale of subsidiary	-	-
Carrying amount at the end of year	561	614
Parent Entity:		
Balance at the beginning of year	-	16
Additions	-	6
Disposals	-	(15)
Revaluation increments / (decrements)	-	-
Depreciation expense	-	(7)
Carrying amount at the end of year	-	-

	Economic Entity		Parent Entity	
	2008 $000	2007 $000	2008 $000	2007 $000
NOTE 12 PAYABLES				
(a) Trade creditors and accruals	2,848	2,740	145	225
(b) Other Payables				
(i) Current	270	645	-	-
(ii) Non Current	5,115	5,888	-	-

i. The $0.270 million carried on the balance sheet as a current liability relates to discretionary payments required by QRSciences Holdings Limited to maintain its ownership rights over the BTG patent portfolio.

ii. The $5.115 million carried on the balance sheet as a non-current liability relates to discretionary payments required by QRSciences Holdings Limited to maintain its ownership rights over the BTG patent portfolio calculated as a NPV and payable over the next 11 years.

NOTE 13 FINANCIAL LIABILITIES

SHORT TERM				
Convertible loans - secured (a)	433	4,567	433	4,567
Unsecured loans	-	215	-	-
Bank overdrafts – secured (b)	-	805	-	-
Letters of credit – secured (c)	1,086	576	-	-
Lease liability - secured (d)	82	39	-	-
	1,601	6,202	433	4,567
LONG TERM				
Convertible Loans – Secured (a)	867	-	867	-
Lease liability – Secured (d)	69	120	-	-
	935	120	867	-

(a) Secured against the assets of the consolidated entity and all subsidiaries. Interest is fixed at 10% per annum. The note expires in May 2010. Each monthly is subjected to a 10% reduction in premium fee.

(b) Represents a debtor finance facility within QRSciences Security Pty Ltd and secured against the value of the debtor. Facility covenants include:

i. Inventory to working capital facility ratio to be no less than 2.5 times

ii. Minimum interest cover of 2.5 times as measured quarterly for QRSciences Security Pty Ltd

iii. Minimum capital adequacy of 40% as measured on a daily basis and reported quarterly for QRSciences Security Pty Ltd

iv. Within 120 days of the close of each financial year, a copy of the audited annual report or balance sheet, profit and loss account, and a copy of the projected cash flow budget for the ensuing year for the entity.

v. Within 30 days of the close of each quarter, a copy of the management accounts including balance sheet and profit and loss account for the entity.

vi. An immediate review of the facility is required should 90+ day debtors exceed 15% of overall outstanding.

(c) Secured against the assets of QRSciences Security Pty Ltd

(d) Secured against the assets of QRSciences Security Pty Ltd

	Economic Entity		Parent Entity	
	2008 $000	2007 $000	2008 $000	2007 $000
NOTE 14 PROVISIONS				
Current				
Employee entitlements:				
– provision for annual leave	243	478	-	51
Other	216	-	-	-
	459	478	-	51
Number of employees at year end	41	56	3	2

NOTE 15 CONTRIBUTED EQUITY

(a) 86,252,374 (2007: 50,397,580) Ordinary Shares Fully Paid	69,285	59,324	69,285	59,324
(b) 43,035,039 Listed Options exercisable at $0.45 on or before 30 June 2012	-	-	-	-
(c) 50,500 (2007: 50,500) Options exercisable at $1.00 on or before 30 June 2008	-	-	-	-
(d) 1,114,384 (2007: 1,020,368) Options exercisable at $0.50 on or before 10 May 2012	-	-	-	-
(e) 3,801,547 (2007: 3,801,547) Options exercisable at $0.587 on or before 10 May 2014	-	-	-	-
(f) 3,801,547 (2007: 3,801,547) Options exercisable at $0.797 on or before 10 May 2014	-	-	-	-
(g) 7,500,000 (2007: Nil) Options exercisable at $0.25 on or before 10 May 2014	-	-	-	-
(h) 906,859 (2007: Nil) Options exercisable at $0.30 on or before 19 Oct 2012	-	-	-	-
(i) 950,000 (2007: Nil) Options exercisable at $0.15 on or before 22 April 2010	-	-	-	-
(j) 950,000 (2007: Nil) Options exercisable at $0.20 on or before 22 April 2011	-	-	-	-
	69,285	59,324	69,285	59,324

(a) Movements during the period

Ordinary issued and fully paid share capital

Opening balance at the beginning of the reporting period	59,324	48,725	59,324	48,725
• Issue of 2,992,000 fully paid ordinary shares - Share Purchase Plan	-	1,496	-	1,496
• Issue of 4,000,000 fully paid ordinary shares - September 2006	-	2,000	-	2,000
• Issue of 400,000 fully paid ordinary shares - December 2006	-	200	-	200
• Issue of 507,100 fully paid ordinary shares - December 2006	-	254	-	254
• Conversion of preference B shares – January 2007	-	2,139	-	2,139
• Issue of 27,584 fully paid ordinary shares - January 2006 (Share-Based Payments)	-	15	-	15
• Issue of 383,096 fully paid ordinary shares - January 2007 (Spectrum Investment)	-	372	-	372
• Issue of 452,835 fully paid ordinary shares - January 2007 (BTG Patent Portfolio)	-	258	-	258
• Issue of 350,878 fully paid ordinary shares – February 2007 (BTG Patent Portfolio)	-	200	-	200
• Issue of 4,000,000 fully paid ordinary shares - February 2007	-	2,000	-	2,000


For personal use only

• Issue of 1,500,000 fully paid ordinary shares - February 2007	-	750	-	750
• Issue of 644,397 fully paid ordinary shares - February 2007	-	322	-	322
• Issue of 16,949 fully paid ordinary shares - May 2007 (Share-Based Payments)	-	10	-	10
• Issue of 379,312 fully paid ordinary shares - June 2007 (Spectrum Investment)	-	368	-	368
• Vesting of Employee Share Plan	-	891	-	891
• Issue of 21,134,373 FPO Shares under rights issue – Aug 07	6,340	-	6,340	-
• Issue of 4,608,500 FPO Shares – Convertible Note Aug 07	1,383	-	1,383	-
• Issue of 9,104,137 FPO Shares – Shortfall of Rights Issue Oct 07	2,731	-	2,731	-
• Issue of 23,060 FPO Shares – Shortfall of Rights Issue Nov 07	1	-	1	-
• Conversion of Options – Dunlop	-	-	-	-
• Issue of 269,545 FPO Shares – Employee Share Plan Apr 08	31	-	31	-
• Issue of 162,500 FPO Shares – Convertible Note Agreement Jun 08	26	-	26	-
• Issue of 552,179 FPO Shares – Share based payments	83	-	83	-
• Transaction costs relating to share issues	(634)	(676)	(634)	(676)
Closing balance at the end of the reporting period 86,252,374	69,285	59,324	69,285	59,324

(b) Movements during the period

Listed Options to subscribe for ordinary shares exercisable at $0.45 on or before 30 June 2012

Opening balance at the beginning of the reporting period Nil	-	-	-	-
• Issue of 21,134,373 options expiry June 2012 – issued in August 2007	-	-	-	-
• Issue of 2,799,589 options expiry June 2012 – issued in August 2007	-	-	-	-
• Issue of 9,104,137 options expiry June 2012 – issued in October 2007	-	-	-	-
• Issue of 10,000,000 options expiry June 2012 – issued in December 2007	-	-	-	-
• Exercise of 3,060 options expiry June 2012	-	-	-	-
Closing balance at the end of the reporting period 43,035,039	-	-	-	-

(c) Movements during the period

Options to subscribe for ordinary shares exercisable at $1.00 on or before 30 September 2010

Opening balance at the beginning of the reporting period 50,500	-	-	-	-
Closing balance at the end of the reporting period	-	-	-	-



50,500				

(d) Movements During the Period

Options to subscribe for ordinary shares exercisable at $0.50 on or before 10 May 2012

Opening balance at the beginning of the reporting period 1,020,368	-	-	-	-
• Issue of 94,016 options expiry May 2012 – issued in May 2008	-	-	-	-
Closing balance at the end of the reporting period 1,114,384	-	-	-	-

(e) Movements During the Period
Options to subscribe for ordinary shares exercisable at $0.587 on or before 10 May 2014

Opening balance at the beginning of the reporting period 3,801,547	-	-	-	-
Closing balance at the end of the reporting period 3,801,547	-	-	-	-

(f) Movements during the period
Options to subscribe for ordinary shares exercisable at $0.797 on or before 10 May 2014

Opening balance at the beginning of the reporting period 3,801,547	-	-	-	-
Closing balance at the end of the reporting period 3,801,547	-	-	-	-

(g) Movements during the period
Options to subscribe for ordinary shares exercisable at $0.25 on or before 10 May 2014

Opening balance at the beginning of the reporting period 7,500,000	-	-	-	-
Closing balance at the end of the reporting period 7,500,000	-	-	-	-

(h) Movements During the Period

Options to subscribe for ordinary shares exercisable at $0.30 on or before 19 Oct 2012

Opening balance at the beginning of the reporting period nil	-	-	-	-
• Issue of 906,859 options expiry 19 Oct 2012 – issued in May 2008	-	-	-	-
Closing balance at the end of the reporting period 906,859	-	-	-	-

(i) Movements During the Period

Options to subscribe for ordinary shares exercisable at $0.15 on or before 22 April 2010

Opening balance at the beginning of the reporting period nil	-	-	-	-
• Issue of 950,00 options expiry 22 Apr	-	-	-	-

2010 – issued in May 2008				
Closing balance at the end of the reporting period 950,000	-	-	-	-

(j) Movements During the Period

Options to subscribe for ordinary shares exercisable at $0.20 on or before 22 April 2011

Opening balance at the beginning of the reporting period nil	-	-	-	-
• Issue of 950,00 options expiry 22 Apr 2011 – issued in May 2008	-	-	-	-
Closing balance at the end of the reporting period 950,000	-	-	-	-

	Economic Entity		Parent Entity	
	2008 $000	2007 $000	2008 $000	2007 $000

NOTE 16 RESERVES

a. Option Reserve: The option reserve records items recognised as expenses on valuation of employee share options.

b. Foreign Currency Translation Reserve: The foreign currency translation reserve records exchange differences arising on translation of a foreign controlled subsidiary

NOTE 17 RETAINED PROFITS (LOSSES)

Accumulated losses at the beginning of the financial year	(29,955)	(19,219)	(9,120)	(7,256)
Net loss attributable to the members of the parent entity	(33,940)	(10,736)	(43,266)	(1,864)
Accumulated losses at the end of the financial year	(63,895)	(29,955)	(52,386)	(9,120)

NOTE 18 AUDITOR'S REMUNERATION

	2008 $000	2007 $000
Amounts received or due and receivable by the Auditors of the parent entity for auditing or reviewing the financial report	46,000	35,000
Other services	-	8,550
	46,000	43,550
Amounts received or due and receivable by the auditors of the subsidiaries for:		
Auditing or reviewing the financial report	51,916	15,000
	51,916	15,000



NOTE 19 DIRECTOR AND KEY MANAGEMENT PERSONNEL DISCLOSURES

Names and positions held of parent entity Directors and other key management personnel in office at any time during the financial year are:

Parent Entity Directors

Mr K Russeth	Director - Executive
Mr R Stokes	Director – Executive (Appointed 19 December 2007)
Mr N Shanks	Director - Non-Executive (Resigned 31 December 2007)
Mr J Paresi	Director - Non-Executive (Resigned 31 December 2007)
Mr R Halverson	Director - Non-Executive
Mr R Schoer	Director - Non-Executive

Other Key Management Personnel

Mr D Bromley	CFO / Company Secretary (Resigned 18 December 2007)
Mr J Taylor	CFO / Company Secretary (Appointed 18 December 2007)

There are no other employees who are considered to be key management personnel as defined by AASB 124.

Key Management Personnel Compensation

This information is disclosed in the Remuneration Report contained within the Director's Report.

Shares issued on Exercise of Remuneration Options

There were no shares issued as a result of exercising options granted as remuneration during the financial year

Options and Rights Holdings

2008

Parent Entity Director	Balance 1.07.07	Granted As Remuneration	Options Exercised	Net Change Other [1]	Balance 30.06.08
K Russeth	166,667	500,000	-	-	666,667
N Shanks	-	-	-	-	-
J Paresi	-	-	-	-	-
R Halverson	42,000	-	-	-	42,000
R Schoer	85,000	-	-	-	85,000
R Stokes	80,826	500,000	-	-	580,826
J Taylor	-	100,000	-	-	100,000

2007

Parent Entity Director	Balance 1.07.06	Granted As Remuneration	Options Exercised	Net Change Other [1]	Balance 30.06.07
K Russeth	-	-	-	-	166,667
N Shanks	-	-	-	-	-
J Paresi	-	-	-	-	-
R Halverson	-	-	-	-	42,000
R Schoer	-	-	-	-	-
G Pennefather	-	-	-	-	85,000
S Bedford	-	-	-	-	-
T Rayner	-	-	-	-	-
R Stokes	-	-	-	-	80,826
D Bromley	-	-	-	-	-

Shareholdings
2008

Parent Entity Key Personnel	Balance 1.07.07	1:10 Reconstruction [2]	Granted As Remuneration [3]	Options Exercised	Net Change Other [1]	Balance 30.06.08
K Russeth	1,566,250	-	-	-	1,872,985	3,439,235
R Halverson	170,000	-	78,131	-	449,180	697,311
R Schoer	175,000	-	64,372		526,123	765,495
R Stokes	671,991	-	8,695	-		1,261,388
J Taylor	-	-	8,695	-	-	8,695

2007

Parent Entity Key Personnel	Balance 1.07.06	1:10 Reconstruction [2]	Granted As Remuneration [3]	Options Exercised	Net Change Other [1]	Balance 30.06.07
K Russeth	12,962,500	(11,666,250)	137,477	-	132,523	1,566,250
N Shanks	1,200,000	(1,080,000)	-	-	-	120,000
J Paresi	-	-	-	-	-	-
R Halverson	700,000	(630,000)	100,000	-	-	170,000
R Schoer	600,000	(540,000)	100,000		15,000	175,000
G Pennefather	1,750,000	(1,575,000)	-	-	(175,000)	-
S Bedford	2,000,000	(1,799,998)	-	-	-	200,002
T Rayner	1,000,000	(900,000)	-	-	(25,000)	75,000
R Stokes	4,919,901	(4,427,910)	180,000	-	-	671,991
D Bromley	900,000	(809,998)	-	-	-	90,002

[1] Net change other refers to shares, options and rights purchased, sold, cancelled, or expired during the financial year.
[2] At a General Meeting of Shareholders on 4 July 2006, approval was obtained for a 10 for 1 consolidation of the Company's issued share capital
[3] Includes both incentive share plan salary sacrifice and shares/options granted as remuneration.

NOTE 20 CONTROLLED ENTITIES

The following were controlled entities at 30 June 2008 and were included in the consolidated financial statements as at that date.

Controlled entities

Name of Entity	Issued Capital / Ordinary Shares	Amount of Investment		Place of Incorporation	Parent Entity's Interest	
		2008	2007		2008	2007
		$000	$000		%	%
QRSciences Pty Ltd	34,458,380	11,441	21,972	Australia	100	100
QRSciences Co.	4,000,000	-	-	USA	100	100
QRSciences Security Pty Ltd	5,298,702	5,299	4,799	Australia	100	100
Diversified Opportunities	9,000,000	681	-	USA	97.5	-

All controlled entities were directly controlled by QRSciences Holdings Limited.

Name of Entity	Issued Capital / Ordinary Shares	Contribution to Economic Entity Operating (Loss) / Profit After Income Tax	
		2008	2007
		$	$
QRSciences Pty Ltd	34,458,380	(5,100)	(5,947)
QRSciences Co.	4,000,000	(818)	(1,195)
QRSciences Security Pty Ltd	5,298,702	1,275	(1,568)
Diversified Opportunities	9,000,000	(2)	-

NOTE 21 CHIEF ENTITY'S INTEREST IN BUSINESS UNDERTAKINGS

	Economic Entity		Parent Entity	
	2008 $000	2007 $000	2008 $000	2007 $000
Non Current				
Property development at WDV	110	110	110	110

The chief entity has an interest of 1.714% in a property syndicate named the Saville Suites Hotel - Joint Venture formed to develop an All Suites Hotel in East Perth. A substantial proportion of the apartments have been sold.

NOTE 22 CAPITAL AND LEASING COMMITMENTS

	Economic Entity 2008 $000	Economic Entity 2007 $000	Parent Entity 2008 $000	Parent Entity 2007 $000
(a) Operating Lease Commitments				
Lease expenditure contracted for at balance date but not provided for in the accounts, payable:				
Not later than one year	74	43	-	-
Later than one year but not later than five years	76	141	-	-
Later than five years	-	-	-	-
Total	150	184	-	-
(b) Acquisition Commitments				
Business acquisitions contracted for at balance date but not provided for in the accounts, payable:				
Not later than one year:				
- Spectrum San Diego Inc.				
Cash	4,847	-	-	-
Equity to be issued	4,847	-	-	-

NOTE 23 ACQUISITIONS OF BUSINESSES

	$000
2008: In 2008 the economic entity acquired 97.5% of Diversified Opportunities (DVOP.OB)	
The purchase price was allocated as follows:	
- Cash consideration paid	681
Total consideration	681
Assets and liabilities acquired at acquisition date:	
Exchange Difference	(5)
Goodwill on consolidation	676
Less: Impairment write-down	(676)
	-

	$000
2007: In 2007 the economic entity acquired the business of Baxall Australia Pty Ltd.	
The purchase price was allocated as follows:	
- Cash consideration paid	4,799
Total consideration	4,799
Assets and liabilities acquired at acquisition date:	
Receivables	2,903
Inventories	3,840
Property plant and equipment	181
Payables	(2,125)
	4,799

NOTE 24 Segment Reporting

	QR Technology		CCTV Security Equipment		Economic Entity (Continuing Operations)	
	2008 $'000s	2007 $'000s	2008 $'000s	2007 $'000s	2008 $'000s	2007 $'000s
Primary Reporting – Business Segments						
REVENUE						
External sales	436	1,067	16,729	12,593	17,165	13,660
Other revenue	1,974	516	1,231	98	3,205	614
Total segment revenue	2,410	1,583	17,960	12,691	20,371	14,274
RESULT						
Segment result	(34,899)	(9,006)	1,191	(1,568)	(33,708)	(10,574)
Share of net loss of an associate					(316)	(162)
Profit before income tax	(34,899)		1,191		(34,024)	(10,736)
Income tax expense	-		84		84	-
Loss after income tax	(34,899)		1,275		(33,940)	(10,736)
ASSETS						
Segment assets	7,104	38,360	8,745	6,704	15,849	45,064
Unallocated assets	-	-	-	-	-	-
Total assets	7,104	38,360	8,745	6,704	15,849	45,064
LIABILITIES						
Segment liabilities	6,873	12,592	4,355	3,481	11,228	16,073
Unallocated liabilities	-	-	-	-	-	-
Total liabilities	6,873	12,592	4,355	3,481	11,228	16,073
OTHER						
Investments accounted for using the equity method	2,630	2,999	-	-	2,314	2,999
Acquisition of non-current segment assets	11	109	165	507	176	616
Depreciation and amortisation of segment assets	1,343	1,040	134	120	1,477	1,160

Geographical Segments

The economic entity operates as an investment development capitalist in the geographical area primarily of Perth, Australia with an office in San Diego, California, USA. At the date of this report, the US office employs 3 personnel and holds minimal assets.

In February 2007, the chief entity completed an acquisition of QRSciences Security Pty Ltd Trading as Baxall Distribution Australia.

	Segment Revenues from External Customers		Carrying Amount of Segment Assets		Acquisitions of Non-current Segment Assets	
	2008 $000	2007 $000	2008 $000	2007 $000	2008 $000	2007 $000
Geographical location:						
Australia	19,800	13,660	12,102	41,848	176	566
USA	-	-	3,747	3,216	-	50
Unallocated	-	614	-	-	-	-
	19,800	14,274	15,849	45,064	176	616

NOTE 25 CONTINGENT LIABILITIES

There are no material contingent liabilities at balance date or at the date of completion of these financial statements.

NOTE 26 EVENTS SUBSEQUENT TO REPORTING DATE

Since the end of the financial year, the following subsequent events have occurred:

QRSciences Holdings to divest technology assets distribute shares to shareholders

On 29 July, 2008 the Company announced that it has entered into a definitive share exchange agreement with Diversified Opportunities Incorporated ("Diversified"), a US public company that trades on the over-the-counter bulletin board under the trading symbol, (DVOP.OB).

Upon completion of the transaction Holdings intend to distribute the Diversified shares to Holdings shareholders in the form of an in-specie distribution on a yet to be determined timetable and formula dependent on among other things the price at which Diversified raises capital.

Under the terms of the agreement, Diversified will acquire the business of the Holdings wholly-owned subsidiary, QRSciences Pty Ltd, an Australian private corporation ("QRSciences") through an acquisition of all of its outstanding stock. In exchange Diversified will (i) issue, in the aggregate, that number of shares of common stock equal to Ten Million Dollars United States Dollars ($10,000,000) and (ii) pay One Million Dollars ($1,000,000) to Holdings. The closing of the transaction is subject to a number of conditions including a minimum capital raise of Two Million Five Hundred Thousand United States Dollars ($2,500,000). QRSciences Holdings Ltd is the controlling shareholder of Diversified and currently own 9,000,000 of the 9,199,192 outstanding shares, which constitutes 97.83% of Diversified outstanding common stock. In connection with the transaction, Holdings will be issued additional shares of Diversified common stock.

QRSciences enters into loan agreement with Diversified Opportunities

On 29 July, 2008 the Company also entered into a Loan Agreement with Diversified Opportunities (Diversified). The Loan Agreement provides that Diversified may borrow up to $500,000 dollars from the Company. The amount borrowed by Diversified under the Loan Agreement accrues interest at 8% and is due and payable on or before October 31, 2008.

QRSciences US Subsidiary announces its intention to acquire the remainder of Spectrum San Diego for USD 9.32 Million

On 12 August, 2008 the Company's wholly owned U.S. subsidiary QRSciences Corporation, exercised its option to acquire the remaining shares of Spectrum San Diego, Inc. ("Spectrum") for approximately US$9.32 million.

Spectrum has two products which are being sold currently and a third which is in late stage development.

Cast*Scope* uses backscatter imaging to inspect casts and bandages for hidden threats is buoyed by a US$37 million dollar IDIQ (Indefinite Delivery Indefinite Quantity) order that was placed by the US government in October 2007.

Sentry*Scope* is a 21 mega-pixel ultra-high resolution camera with 180 degree field of vision. Over 200 systems have been installed to date with customers including airports, stadiums, ports, prisons, casinos and border checkpoints.

Car*Scan*, the third product is expected to be available for sale in the next twelve months and uses dual-energy X-ray to scan vehicles for explosives, narcotics and other contraband.

Background on the Diversified transaction

In July, Diversified Opportunities, (DVOP) a 97.5% owned subsidiary of QRSciences Holdings Limited (the Company) entered into a share exchange agreement with the Company. Under the terms of the Agreement, DVOP will acquire by share exchange all of the equity of the Company's wholly-owned subsidiary, QRSciences Proprietary Limited ("Limited"), an Australian private corporation.

Limited's assets include a wholly-owned subsidiary, QRSciences, a private company based in San Diego, which holds convertible notes receivable and convertible Series A preferred stock of Spectrum. The conversion of the notes and Series A preferred stock would result in QRSciences owning 33.4% of the currently outstanding common stock with a fully diluted equity position of approximately 31.3% of Spectrum. QRSciences also holds an option valid through September 2009 to purchase all of the remaining shares of Spectrum.

On August 12, 2008, QRSciences exercised its option to purchase all of the remaining shares of Spectrum. In accordance with the option, the $14 million purchase price will be reduced by the percentage of Spectrum that QRSciences already owns. Given the fully converted 33.4% ownership interest in Spectrum, the remaining amount of consideration in cash and equity required to be tendered by QRSciences in connection with the purchase is estimated to be approximately $9.32 million. The purchase option also allows QRSciences to tender up to 50% of Spectrum's purchase price in the equity of Holdings or a publicly traded entity in which QRSciences owns more than 50% of the voting stock. The purchase option also gives QRSciences the option to pay for the acquisition in equal monthly instalments over a period not to exceed six months.

QRSciences enters into Distribution Agreement with General Electric for Trace detection products

On 13 August, 2008 the Company announced that its subsidiary, QRSciences Security Pty Ltd, has entered into a Distribution Agreement with General Electric (GE) for the GE Trace Detection products.

The Distribution Agreement complements the technology licensing agreement that QRSciences entered into with GE in May of 2006 and further strengthens the relationship between the two groups.

The GE product range will enhance the product range of the Q Detection Systems (QDS) business unit, which will be the QRS business unit distributing the products. This will have an immediate impact on sales and profit for QRS.

Under the agreement QRS will represent GE's Trace Detection product range in the Aviation market in Australia. The GE Trace products are the market leader in all Airports in Australia and are the product of choice globally for many border security applications for the detection of explosives and narcotics.

NOTE 27 RELATED PARTY DISCLOSURES

Transactions between related parties are on normal commercial terms and conditions no more favourable than those available to other parties unless otherwise stated.

(i) Other Transactions of Directors and Director Related Entities

There were no other transactions with Directors and Director Related Entities.

(ii) Controlled Entities

Details of interests in controlled entities are set out in Note 20. Loans were made to controlled entities under normal commercial terms and conditions. These loans have been eliminated for consolidation purposes.

As detailed in Note 7(a) the aggregate amounts receivable from a controlled entity, QRSciences Pty Ltd, by the Company at balance date was $31.6 million (2007: $27.5 million). This loan has been fully provided for in the financial statements of the parent entity.

NOTE 28 NOTES TO THE STATEMENT OF CASHFLOWS

(i) For the purpose of the Statement of Cashflows, cash includes cash on hand and in banks, net of outstanding bank overdrafts. Cash at the end of the financial year as shown in the statement of cashflows is reconciled to the related items in the balance sheet as follows:

	Economic Entity		Parent Entity	
	2008 $000	2007 $000	2008 $000	2007 $000
Cash and Short-term deposits	1,120	669	852	232
Debtor finance facility	-	(806)	-	-
	1,120	(137)	852	232

(ii) Reconciliation of Net Cash Provided by Operating

Activities to Operating Profit after Income Tax:

Operating Profit/(loss) after income tax	(33,940)	(10,736)	(43,266)	(1,864)
Depreciation & amortisation	1,477	1,160	-	7
Non-cash expenses	31,380	870	42,148	789
Gain on disposal of investments	(233)	-	(233)	-
Interest income capitalised	-	-	-	(1,835)
Share based payments to employees	83	916	83	891
Share Based payments – other	109	-	109	-
Increase/(Decrease) in creditors	108	1,919	(79)	94
(Increase)/Decrease in trade and other debtors	(847)	(3,167)	(14)	-
(Increase)/Decrease in provisions	(19)	178	(51)	(38)
Increase in deferred tax assets	(299)	-	-	-
(Increase)/Decrease in inventories	(1,468)	(3,004)	-	-
Foreign Exchange Gain/Loss Unrealised	(1,149)	-	-	-
Other Revenue	(399)	-	-	-
Net cash provided by (used in) operating activities	(5,197)	(11,864)	(1,303)	(1,956)

NOTE 29 FINANCIAL RISK MANAGEMENT

Overview

This note presents information about the Company's and Group's exposure to credit, liquidity, and market risks, their objectives, policies and processes for measuring risk, and management of capital.

The Company and the Group does not use any form of derivatives as it is not at a level of exposure that requires the use of derivatives to hedge its exposure. Exposure limits are reviewed by management on a continuous basis. The Group does not enter into or trade financial instruments, including derivative financial instruments, for speculative purposes.

The Board of Directors has overall responsibility for the establishment and oversight of the risk management framework. Management monitors and manages the financial risks relating to the operations of the group through regular reviews of the risks.

Significant Accounting Policies

Details of the significant accounting policies and methods adopted, including the criteria for recognition, the basis of measurement and the basis on which revenues and expenses are recognised, in respect of each class of financial asset, financial liability and equity instrument are disclosed in Note 1 to the financial statements.

Net Fair Value

The carrying amount of financial assets and financial liabilities recorded in the financial statements represents their respective net fair values, determined in accordance with the accounting policies disclosed in Note 1 to the financial statements.

Credit risk

Credit risk refers to the risk that counter-party will default on its contractual obligations resulting in financial loss to the consolidated entity. The consolidated entity has adopted the policy of only dealing with creditworthy counter-parties and obtaining sufficient collateral or other security where appropriate, as a means of mitigating the risk of financial loss from defaults. The consolidated entity measures credit risk on a fair value basis. The consolidated entity does not have any significant credit risk exposure to any single counter-party.

Cash and cash equivalents

The Group limits its exposure to credit risk by only investing in liquid securities and only with counterparties that have an acceptable credit rating.

Trade and other equivalents

The finance committee monitors credit risk by actively assessing the rating quality and liquidity of counter parties.

All potential customers are rated for credit worthiness taking into account their size, market position and financial standing;

The group only invests in listed available – for sale financial assets that have a minimum 'A' credit rating. At present the Consolidated Group has no significant exposure to this risk.

Unlisted available for sale financial assets are not rated by external credit agencies. These are reviewed regularly by the group to ensure that credit exposure is minimised.

Exposure to credit risk

The carrying amount of the Company and Group's financial assets represents the maximum credit exposure. The Company and Group's maximum exposure to credit risk at the reporting date was:

	Economic Entity		Parent Entity	
	2008	2007	2008	2007
	$000	$000	$000	$0000
Trade Receivables	4,096	3,338	-	-
Convertible Note	861	-	-	-
	4,957	3,338	-	-

Impairment losses

The Group's trade and other receivables are expected to be collected as follows:

	Economic Entity		Parent Entity	
	2008	2007	2008	2007
	$000	$000	$000	$000
Not Past due	3,661	1,801	-	-
Past due 30 days	373	1,172	-	-
Past due 60 days	13	232	-	-
Past due 90 days	87	100	-	-
Past due 90 days+	152	261	-	-
Less: Amount impaired	(190)	(228)	-	-
Total amount not impaired	4,096	3,338	-	-

The credit risk associated with the convertible note receivable of $861,000 is considered low due to the high likelihood of the company exercising its right to convert the loan into shares in Spectrum San Diego Inc.

Liquidity risk

Liquidity risk is the risk that the Group will not be able to meet its financial obligations as they fall due. The Group's approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Group's reputation.

The group manages liquidity risk by maintaining adequate banking and borrowing facilities through the monitoring of future rolling cash flow forecasts of its operations, which reflect management's expectations of the settlement of financial assets and liabilities.

The decision on how the Company will raise future capital will depend on the market conditions existing at that time.

The following are the maturities of financial liabilities, including estimated interest payments and excluding the impact of netting agreements of the Group:

	Economic Entity		Parent Entity	
	2008	2007	2008	2007
	$000	$000	$000	$000
Less than 6 months	3,593	7,916	430	4,791
6 months to 1 year	280	36	244	-
1 to 5 years	496	118	422	-
Over 5 years	-	-	-	-
	4,369	8,070	1,096	4,791

Market Risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will affect the Group's income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposure within acceptable parameters, while optimising the return.

Currency Risk

The Group is exposed to currency risk on investments, purchases and borrowings that are denominated in a currency other than the respective functional currencies of Group entities, which is primarily the Australian Dollar (AUD). The currency in which these transactions primarily are dominated is US Dollars (US).

The Group has not entered into any derivative financial instruments to hedge such transactions.

The Group's investments in its subsidiaries are not hedged as those currency positions are considered to be long term in nature.

Exposure to Currency Risk

The Group and Company's exposure to foreign currency risk at balance date based on notional amounts was as follows:

	Economic Entity		Parent Entity	
	2008	2007	2008	2007
	$	$	$	$
Cash	63	5	-	-
Trade and other receivables	-	-	-	-
Letters of Credit	(995)	(576)	-	-
Trade payables	(1,051)	(395)	-	-
Gross balance sheet exposure	(1,984)	(966)	-	-

Sensitivity analysis

A 10 percent strengthening of the Australian dollar against the US dollar at 30 June would have increased (decreased) equity and profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant. The analysis is performed on the same basis for 2007.

	Economic Entity		Parent entity	
	Equity A$	Profit or loss A$	Equity A$	Profit or loss A$
30 June 2008	180	180	-	-
30 June 2007	87	87	-	-

A 10 percent weakening of the Australian dollar against the above currency at 30 June would have had an equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.

Interest rate risk

The Group is exposed to interest rate risk (primarily on its cash, cash equivalents and various interest bearing borrowings), which is the risk that a financial instrument's value will fluctuate as a result of changes in the market interest rates on interest-bearing financial instruments. The Group does not use derivatives to mitigate these exposures.

The Group adopts a policy of ensuring that as far as possible it maintains excess cash and cash equivalents in short terms deposit at interest rates maturing over 90 day rolling periods.

Profile
At the reporting date the interest rate profile of the Group's and the Company's interest-bearing financial instruments was:

	Weighted Average Effective Interest Rate		Floating Interest Rate $		Fixed Interest rate maturing 1 to 5 Years $		Non-interest Bearing $		Total $	
Economic Entity	**2008**	**2007**	**2008**	**2007**	**2008**	**2007**	**2008**	**2007**	**2008**	**2007**
Financial Assets:										
Cash	6.9%	5.00%	793	232	-	-	327	437	1,120	669
Receivables	0%	0%	-	-	861	-	4,096	3,338	4,957	3,338
Total Financial Assets			793	232	861	-	4,423	3,775	6,077	4,007
Financial Liabilities:										
Trade creditors and Accruals	0%	0%	-	-	-	-	2,848	2,740	2,848	2,740
Interest bearing liabilities			-	-		-	-	-		-
Convertible Notes	10.0%	10.0%	-	-	950	4,567	-	-	950	4,567
Leases	8.3%	7.8%	-	-	168	214	-	-	168	214
Bank Overdraft		9.9%	-	805	-	-	-	-	-	805
Total Financial Liabilities			-	805	1,118	4,781	2,135	2,484	3,966	8,326
Parent Entity										
Financial Assets:										
Cash	6.9%	5.0%	793	232	-	-	59	-	852	232
Receivables	0%	0%	-	-	861	-			861	-
Total Financial Assets			793	232	861	-	59	-	1713	232
Financial Liabilities:										
Trade creditors	0%	0%	-	-	-	-	145	180	145	180
Interest bearing liabilities			-	-		-	-	-		-
Convertible Notes	10.0%	10.0%	-	-	950	4,567	-	-	950	4,567
Total Financial Liabilities			-	-	950	4,567	75	180	1,025	4,747

(i) Net Fair Values

The net fair values of:-

- Listed investments have been valued at the quoted market price at balance date adjusted for transaction costs expected to be incurred. For unlisted investments where there is no organised financial market the net fair value has been based on a reasonable estimation of the underlying net assets or discounted cashflows of the investment.

- Other assets and liabilities approximate their carrying value

No financial assets and liabilities are readily traded on organised markets in standardised form other than listed investments.

Cash flow sensitivity analysis for variable rate instruments (interest rate risk)

A change of 100 basis points in interest rates at the reporting date would have increased (decreased) equity and profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular foreign currency rates, remain constant. The analysis is performed on the same basis for 2007.

	Economic Entity		Parent Entity	
	Equity A$000	Profit or loss A$000	Equity A$000	Profit or loss A$000
30 June 2008				
Variable rate instruments	4	4	8	8
30 June 2007				
Variable rate instruments	(6)	(6)	2	2

Commodity Price Risk

The Group is not subject to commodity price risk.

NOTE 30: SHARE-BASED PAYMENTS

(a) Shares

(i) Employee Share Plan

The Company has established the QRSciences Holdings Limited Employee Share Plan. All employees are entitled to participate in the plan. Under the plan, Company shares were offered to Directors and staff members as a reward for ongoing service and as an incentive to continue their high level of service to date.

The Plan is intended to provide Directors and employees of the Company with an opportunity to participate in the Company's future growth and gives them an incentive to contribute to that growth. The Company shares were issued to eligible employees for no consideration but are subject to restriction periods specified in the plan. If a participant leaves the employment of the Company during any period of restriction then under certain circumstances the Company may require the participant to have a proportion of any remaining shares the subject of restriction bought back for a nominal amount.

All full time staff and Directors are eligible to participate in the plan.

The following employee share-based payment arrangements existed at 30 June 2008:

On 22 April 2008, 269,545 ordinary shares were granted to employees of the Company for nil consideration as part of the QRSciences Holdings Limited Employee Share Plan. The deemed value of these shares amounting to $31,000 has been expensed to the Company's Income Statement as Employee Benefits expense accordingly.

A summary of the total shares issued under the Employee Share Plan since its inception is as follows:

Date shares granted since inception	Number of shares granted / vested	Fair Value at Grant date	Aggregate proceeds received	Fair value since inception: aggregate
		$	$	$
26 November 2004	11,733,166	0.24	-	2,815,960
21 January 2005	700,000	0.20	-	140,000
1 July 2005	3,300,000	0.091	-	300,300
22 November 2005	381,250	0.096	-	36,600
1 January 2006	258,333	0.091	-	23,508
22 April 2008	269,545	0.115	-	31,000
	16,642,294		-	3,347,368

(ii) Other Share-Based Payments during the Year:

The following share-based payment arrangements existed at 30 June 2008:

On 16 August 2007, 4,608,500 shares were issued pursuant to the conversion of convertible notes liability payable to Vision Opportunity Master Fund Ltd (Vision) valued at $1.383M. This was advised to the Australian Stock Exchange on 14 August 2007. Accordingly, the partial conversion (as well as cash repayment component in August 2007) retired the Vision Convertible Notes in their entirety and caused the release of all security that the noteholders previously held over QRSciences' assets.

On 2 June 2008, 162,500 and 552,179 ordinary shares were issued at a deemed issue price of $0.16 and $0.15 respectively to external unrelated parties for nil consideration as part of a consultancy fee and royalty arrangement. The deemed value of the shares issued amounted to $26,000 and $82,827 and have been expensed to the Company's Income Statement accordingly.

(b) Share Options

On 22 April 2008, the following share options were issued pursuant to the QRSciences Holdings Limited Employee Share Option Plan:

- 950,000 unlisted share options were granted to directors and employees to accept ordinary shares at an exercise price of $0.15 for nil consideration. The options are exercisable by 22 April 2010. The options hold no voting or dividend rights and are not transferable. At balance date, no share option has been exercised.
- 950,000 unlisted share options were granted to directors and employees to accept ordinary shares at an exercise price of $0.20 for nil consideration. The options are exercisable by 22 April 2011. The options hold no voting or dividend rights and are not transferable. At balance date, no share option has been exercised.

	Economic Entity				Parent Entity			
	2008		2007		2008		2007	
	Number of Options	Weighted Average Exercise Price $	Number of Options	Weighted Average Exercise Price $	Number of Options	Weighted Average Exercise Price $	Number of Options	Weighted Average Exercise Price $
Outstanding at beginning of year	-	-	-	-	-	-	-	-
Granted	1,900,000	0.175	-	-	1,900,000	0.175	-	-
Outstanding at year end	1,900,000	0.175	-	-	1,900,000	0.175	-	-
Exercisable at year end	1,900,000	0.175	-	-	1,900,000	0.175	-	-

The fair value of options granted to directors and employees during the year ended 30 June 2008 were as follows:

(i) 2.64 cents for the 950,000 share options exercisable at $0.15, expiring 22 April 2010
(ii) 2.83 cents for the 950,000 share options exercisable at $0.20, expiring 22 April 2011

The value of the share options was calculated by using a Black & Scholes option pricing model and applying the following inputs:



Exercise price	15 cents and 20 cents respectively
Life of the option	2 and 3 years respectively
Expected share price volatility	65%
Risk free rate of return	5.77%
Grant date	11 April 2008

Included in the employee benefits expense in the Income Statement for the year ended 30 June 2008 is a total of $51,965 (2007: Nil) and relates, in full, to the share option payment transactions. A corresponding amount of $51,965 (2007: Nil) has been credited against a Share Option Reserve in the balance sheet.

NOTE 31:CHANGE IN ACCOUNTING POLICY

In the current year, the Group has adopted all of the new and revised Standards and Interpretations issued by the Australian Accounting Standards Board (the AASB) that are relevant to its operations and effective for the current annual reporting period. Details of the impact of the adoption of these new accounting standards are set out in the individual accounting policy notes set out below. The Group has also adopted the following Standards as listed below which only impacted on the Group's financial statements with respect to disclosure.

- AASB 101 'Presentation of Financial Statements (revised October 2006)
- AASB 7 'Financial Instruments: Disclosures'

At the date of authorisation of the financial report, the Standards and Interpretations listed below were in issue but not yet effective.

Initial application of the following Standards will not effect any of the amounts recognised in the financial report, but will change the disclosures presently made in relation to the Group and the Company's financial report:

Standard / Interpretation	**Effective for annual reporting periods beginning on or after:**	**Expected to be initially applied in the financial year ending:**
AASB 8 'Operating Segments'	1 January 2009	30 June 2010
AASB 101 'Presentation of Financial Statements' (revised September 2007)	1 January 2009	30 June 2010
AASB 123 'Borrowing Costs' – revised standard	1 January 2009	30 June 2010
AASB Interpretation 12 'Service Concession Arrangements'	1 January 2008	30 June 2009

Initial application of the following standards is not expected to have any material impact on the financial report of the Group and Company.

Standard / Interpretation	**Effective for annual reporting periods beginning on or after:**	**Expected to be initially applied in the financial year ending:**
AASB 123 'Borrowing Costs' (revised), AASB 2007-6 'Amendments to Australian Accounting Standards arising from AASB 123'	1 January 2009	30 June 2010
AASB 3 'Business Combinations' (2008), AASB 127 'Consolidated and Separate Financial Statements' and AASB 2008-3 'Amendments to	AASB 3 (business combinations occurring after the beginning of annual reporting periods beginning 1	30 June 2010

Australian Accounting Standards arising from AASB 3 and AASB 127'	July 2009), AASB 127 and AASB 2008-3 (1 July 2009)	
AASB 2008-1 'Amendments to Australian Accounting Standard - Share-based Payments: Vesting Conditions and Cancellations'	1 January 2009	30 June 2010
AASB 2008-2 'Amendments to Australian Accounting Standards - Puttable Financial Instruments and Obligations arising on Liquidation'	1 January 2009	30 June 2010
AASB Interpretation 12 'Service Concession Arrangements', AASB Interpretation 4 'Determining whether an Arrangement contains a Lease' (revised), AASB Interpretation 129 'Service Concession Arrangements: Disclosure' (revised), AASB 2007-2 'Amendments to Australian Accounting Standards arising from AASB Interpretation 12'	1 January 2008	30 June 2009
AASB Interpretation 13 'Customer Loyalty Programmes'	1 January 2008	30 June 2009
AASB Interpretation 14 'AASB 119 - The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction'	1 January 2008	30 June 2009

The potential effect of the initial application of the expected issue of an Australian equivalent accounting standard to the following Standard has not yet been determined:

Standard / Interpretation	Effective for annual reporting periods beginning on or after:	Expected to be initially applied in the financial year ending:
Improvements to IFRSs (2008)	1 January 2009	30 June 2010
Amendments to IFRS 1 'First-time Adoption of International Financial Reporting Standards' and IAS 27 'Consolidated and Separate Financial Statements - Cost of an Investment in a Subsidiary, Jointly Controlled Entity or Associate'	1 January 2009	30 June 2010
IFRIC 15 'Agreements for the Construction of Real Estate'	1 January 2009	30 June 2010
IFRIC 16 'Hedges of a Net Investment in a Foreign Operation'	1 January 2009	30 June 2010

The director's note that the impact of the initial application of the other Standards and Interpretations not adopted is not yet known or is not reasonably estimable. These Standards and Interpretations will be first applied in the financial report of the Group that relates to the annual reporting period beginning on or after the effective date of each pronouncement.

NOTE 32 COMPANY DETAILS

The registered office of the Company is:

QRSciences Holdings Limited
5/435 Williamstown Road
Port Melbourne VIC 3207

QRSCIENCES HOLDINGS LIMITED
ABN 27 009 259 876
AND CONTROLLED ENTITIES


For personal use only

DIRECTORS' DECLARATION

The Directors of the Company declare that:

1. the financial statements and notes, as set out on pages 20 to 60, are in accordance with the Corporations Act 2001 and:

   (a) comply with the Accounting Standards and the Corporations Regulations 2001; and

   (b) give a true and fair view of the financial position as at 30 June 2008 and performance for the year ended on that date, of the Company and the economic entity.

2. the Chief Executive Officer and Chief Financial Officer have each declared that:

   (a) the financial records for the Company for the financial year have been properly maintained in accordance with section 286 of the Corporations Act 2001;

   (b) the financial statements and notes for the financial year comply with the accounting standards; and

   (c) the financial statements and notes for the financial year give a true and fair view.

3. in the Directors' opinions, there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the Board of Directors.

Rick Stokes
DIRECTOR

Dated this 30th day of September 2008

MOORE STEPHENS

**AUDITOR'S INDEPENDENCE DECLARATION
UNDER SECTION 307C OF THE CORPORATIONS ACT 2001 TO THE DIRECTORS
OF QRSCIENCES HOLDINGS LIMITED**

I declare that, to the best of my knowledge and belief, during the financial year ended 30 June 2008, there have been:

(a) no contraventions of the auditor independence requirements as set out in the *Corporations Act 2001* in relation to the audit, and

(b) no contraventions of any applicable code of professional conduct in relation to the audit.

Suan-Lee Tan
Partner

MOORE STEPHENS

Moore Stephens
Chartered Accountants

Signed at Perth this 30th day of September 2008.

Moore Stephens ABN 75 368 525 284
Level 3, 12 St Georges Terrace, Perth, Western Australia, 6000
Telephone: +61 8 9225 5355 Facsimile: +61 8 9225 6181
Email: perth@moorestephens.com.au Web: www.moorestephens.com.au

MOORE STEPHENS

Partners

Syd Jenkins
Neil Pace
Dino Travaglini
Ray Simpson
Suan-Lee Tan
Ennio Tavani

INDEPENDENT AUDITOR'S REPORT TO THE MEMBERS OF QRSCIENCES HOLDINGS LIMITED

Report on the Financial Report

We have audited the accompanying financial report of QRSciences Holdings Limited (the company) and QRSciences Holdings Limited and Controlled Entities (the consolidated entity), which comprises the balance sheet as at 30 June 2008, and the income statement, statement of changes in equity and cash flow statement for the year ended on that date, a summary of significant accounting policies and other explanatory notes and the directors' declaration of the consolidated entity, comprising the company and the entities it controlled at the year's end or from time to time during the financial year.

Directors' Responsibility for the Financial Report

The directors of the company are responsible for the preparation and fair presentation of the financial report in accordance with Australian Accounting Standards (including the Australian Accounting Interpretations) and the *Corporations Act 2001*. This responsibility includes establishing and maintaining internal control relevant to the preparation and fair presentation of the financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances. In Note 1, the directors also state, in accordance with Accounting Standard AASB 101: Presentation of Financial Statements, that compliance with the Australian equivalents to International Financial Reporting Standards (IFRS) ensures that the financial report, comprising the financial statements and notes, complies with International Financial Reporting Standards.

Auditor's Responsibility

Our responsibility is to express an opinion on the financial report based on our audit. We conducted our audit in accordance with Australian Auditing Standards. These Auditing Standards require that we comply with relevant ethical requirements relating to audit engagements and plan and perform the audit to obtain reasonable assurance whether the financial report is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial report. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial report, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial report in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Independence

In conducting our audit, we have complied with the independence requirements of the *Corporations Act 2001*. We confirm that the independence declaration required by the *Corporations Act 2001*, provided to the directors of QRSciences Holdings Limited on 30 September 2008, would be in the same terms if provided to the directors as at the date of this auditor's report

Auditor's Opinion

In our opinion, the financial report of QRSciences Holdings Limited and QRSciences Holdings Limited and Controlled entities is in accordance with the Corporations Act 2001, including:

Moore Stephens ABN 75 368 525 284
Level 3, 12 St Georges Terrace, Perth, Western Australia, 6000
Telephone: +61 8 9225 5355 Facsimile: +61 8 9225 6181
Email: perth@moorestephens.com.au Web: www.moorestephens.com.au

(i) giving a true and fair view of the company's and consolidated entity's financial position as at 30 June 2008 and of their performance for the year ended on that date; and

(ii) complying with Australian Accounting Standards (including the Australian Accounting Interpretations) and the Corporations Regulations 2001; and

(iii) complying with International Financial Reporting Standards as disclosed in Note 1.

Report on the Remuneration Report

We have audited the Remuneration Report included in pages 13 to 16 of the directors' report for the year ended 30 June 2008. The directors of the company are responsible for the preparation and presentation of the Remuneration Report in accordance with Section 300A of the Corporations Act 2001. Our responsibility is to express an opinion on the Remuneration Report, based on our audit conducted in accordance with Australian Auditing Standards.

Auditor's Opinion
In our opinion, the Remuneration Report of QRSciences Holdings Limited for the year ended 30 June 2008 complies with Section 300A of the Corporations Act 2001.

Suan-Lee Tan
Partner

Moore Stephens
Chartered Accountants

Signed at Perth this 30th day of September 2008.

Moore Stephens ABN 75 368 525 284
Level 3, 12 St Georges Terrace, Perth, Western Australia, 6000
Telephone: +61 8 9225 5355 Facsimile: +61 8 9225 6181
Email: perth@moorestephens.com.au Web: www.moorestephens.com.au

SHAREHOLDER DETAILS AS AT 19 SEPTEMBER 2008

The following additional information is required by the Australian Stock Exchange Ltd in respect of listed public companies only:

1. Shareholding

Distribution of Shareholders in Each Class of Equity Securities

As at 19 September 2008

Number of Shares	Number of Shareholders Ordinary
1 - 1,000	973
1,001 - 5,000	1,073
5,001 - 10,000	396
10,001 - 100,000	611
100,001 and over	115

Unmarketable Parcels

There are 3,132 holders of unmarketable parcels comprising a total of 3,460,510 ordinary shares.

Substantial Shareholders

There is 1 substantial shareholder listed on the holding companies register as at 19 September 2008

Voting rights:

Ordinary shares - each ordinary share is entitled to one vote when a poll is called, otherwise each member present at a meeting or by proxy has one vote on a show of hands.

1. 20 Largest Shareholders – Ordinary shares

The 20 largest holders of the Company's ordinary shares hold 47.83% of the Company's ordinary shares.

As at 19 September 2008, the 20 largest holders of the Company's ordinary shares are:

	Shareholder	Number of Ordinary Fully Paid Shares Held	Percentage Held in Issued Ordinary Capital
1	Citicorp Nominees Pty Limited	20,927,554	23.82%
2	Hsbc Custody Nominees	5,231,984	5.95%
3	Hsbc Custody Nominees	1,798,310	2.05%
4	Btg International Ltd	1,733,557	1.97%
.5	Mr Kevin Lee Russeth	1,728,946	1.97%
6	Mr Kevin Lee Russeth	1,123,877	1.28%
7	Bouta Pty Limited	950,000	1.08%
8	Mr Christopher Colin Fryar &	900,000	1.02%
9	UBS Wealth Management	847,531	0.96%
10	Rdml Holdings Pty Ltd	751,317	0.86%
11	Mr Calvin G Hori	702,763	0.80%
12	Mr Howard Whitesmith	700,306	0.80%
13	Mr Robert George Halverson &	692,090	0.79%
14	Hsbc Custody Nominees	664,628	0.76%
15	Warrimoo Holdings Pty Ltd	582,227	0.66%
16	Mr John Oakley Clinton	550,000	0.63%
17	Wakabayashi Fund Llc	550,000	0.63%
18	National Nominees Limited	537,250	0.61%
19	Mrs Edith Ireland	527,887	0.60%
20	Anz Nominees Limited	525,650	0.60%
	Total	42,025,877	47.83%

2. 20 Largest Option Holders – 45 cent options

The 20 largest holders of the Company's 45 cent options hold 83.51% of the Company's quoted options.

As at 30 June 2008, the 20 largest holders of the Company's 45 cent options are:

	Shareholder	Number of 45 cent Options Held	Percentage Held in Issued Ordinary Capital (%)
1	Vision Opportunity Master	25,154,200	58.45%
2	Citicorp Nominees Pty Limited	1,952,516	4.54%
3	Hsbc Custody Nominees	1,666,667	3.87%
4	Goffacan Pty Ltd	792,021	1.84%
5	Mr Peter Kikis	772,206	1.79%
6	Anz Nominees Limited	667,206	1.55%
7	Mr Peter T Kikis	583,010	1.35%
8	Mr Thomas Kikis	583,010	1.35%
9	Mr John Oakley Clinton	550,000	1.28%
10	Mr Giovanni Spagnolo	473,283	1.10%
11	Planmoor Investments Pty Ltd	418,840	0.97%
12	Hyflash Holdings Pty Ltd	386,667	0.90%
13	Mr Anthony Schoer	310,820	0.72%
14	Dolit Pty Limited	250,000	0.58%
15	Mr Sami Ghali Tadros &	250,000	0.58%
16	Williams Securities Pty	250,000	0.58%
17	Goffacan Pty Ltd	244,409	0.57%
18	Intercorp Pty Ltd	233.334	0.54%
19	Mrs Jane Yuet Kiu Or Poon	200,810	0.47%
20	Mr Anthony James Ellis	200,000	0.46%
	Total	35,938,999	83.51%

3. The name of the Company Secretary is:

Mr Jamie Taylor

4. The address of the principal registered office in Australia is:

5/435 Williamstown Road
Port Melbourne VIC 3207
Telephone +61 3 9681 9854

5. Registers of securities are held at the following address:

ComputerShare Investor Services Pty Limited
Level 2, 45 St George's Terrace
Perth WA 6000

6. Stock Exchange Listing

Quotation has been granted for all fully paid ordinary shares and 45 cent options of the Company on all Member Exchanges of the Australian Stock Exchange.

7. Restricted Securities

There are no restricted securities subject to escrow.

8. Unquoted Securities

The following are unquoted securities in the Company.

		No. Holders
2,575,749	$0.60 Unlisted Options to acquire fully paid ordinary shares exp 30/06/2008	3
50,500	$1.00 Unlisted Options to acquire fully paid ordinary shares exp 30/09/2010	5
950,000	$0150 Unlisted Options to acquire fully paid ordinary shares exp 22/04/2010	11
950,000	$0.20 Unlisted Options to acquire fully paid ordinary shares exp 22/04/2011	11
906,859	$0.30 Unlisted Options to acquire fully paid ordinary shares exp 19/10/2012	5
1,114,384	$0.30 Unlisted Options to acquire fully paid ordinary shares exp 10/05/2012	5
3,801,547	$0.587 Unlisted Options to acquire fully paid ordinary shares exp 10/05/2014	2
3,801,547	$0.797 Unlisted Options to acquire fully paid ordinary shares exp 10/05/2014	2
7,500,000	$0.237 Unlisted Options to acquire fully paid ordinary shares exp 10/05/2014	2

9. Admission Statement

The Company has used the cash and assets in a form readily convertible to cash, that it had available at the time of admission, in a way that is consistent with its business objectives.




QRSciences

Holdings Limited

7 October 2008

Company Announcement Office
Australian Stock Exchange Limited
4th Floor, 20 Bridge Street
Sydney NSW

QRSCIENCES HOLDINGS LIMITED
(ASX: QRS)

Dear Sir / Madam

We wish to advise that Mr Raymond Schoer has retired as Chairman and Director of QRSciences Holdings Ltd.

Current Chief Executive Officer, Mr Richard Stokes has been appointed Chairman of QRSciences Holdings Ltd, pending the appointment of a Non Executive Chairman in the future.

Yours faithfully

Jamie Taylor
CFO / Company Secretary
QRSciences Holdings Limited

Rule 3.19A.3

Appendix 3Z

Final Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity QRSCIENCES HOLDINGS LIMITED
ABN 27 009 259 876

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	Raymond J Schoer
Date of last notice	23 April 2008
Date that director ceased to be director	5 October 2008

Part 1 – Director's relevant interests in securities of which the director is the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities	
Direct via Schoer Superannuation Fund	601,123 Fully paid Ordinary Shares 85,000 $0.45 Options exp 30/06/2012
QRSciences Technologies Pty Ltd ATF QRSciences Holdings Ltd Employee Incentive Plan	164,672 Fully paid Ordinary Shares

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest	**Number & class of securities**

Part 3 – Director's interests in contracts

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
No. and class of securities to which interest relates	N/A

+ See chapter 19 for defined terms.

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

QRSciences Holdings Limited

ABN

27 009 259 876

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	***** 93,487
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares issued on terms as detailed in the Company's constitution.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes, the Ordinary shares to be issued will rank equally with the existing Ordinary shares.
5	Issue price or consideration	***** Ordinary shares at a deemed issue price of $0.05695
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	***** Ordinary shares issued in line with convertible loan agreement
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	7th of October 2008

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
87,962,475	Fully paid ordinary shares
43,035,039	$0.45 Listed Options to acquire fully paid ordinary shares
*(**85,000 subject to voluntary restriction of ESP)*	

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
2,575,749	$0.60 Unlisted Options to acquire fully paid ordinary shares exp 30/06/2008
950,000	$0.15 Unlisted Options to acquire fully paid ordinary shares exp 22/04/2010
50,500	$1.00 Unlisted Options to acquire fully paid ordinary shares exp 30/09/2010
950,000	$0.20 Unlisted Options to acquire fully paid ordinary shares expiry 22/04/2011
1,114,384	$0.30 Unlisted Options to acquire fully paid ordinary shares expiry 10/05/2012
906,859	$0.30 Unlisted Options to acquire fully paid ordinary shares expiry 19/10/2012
3,801,547	$0.587 Unlisted Options to acquire fully paid ordinary shares exp 10/05/2014
3,801,547	$0.797 Unlisted Options to acquire fully paid ordinary shares exp 10/05/2014
*7,500,000	*$0.237 Unlisted Options to acquire fully paid ordinary shares exp 10/05/2014
	* These options have now vested in accordance with their terms which are described in the Notice of Meeting announced to the ASX on April 4, 2007.

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

The directors of the Company are unable to state when or if dividends will be paid in the future, as the payment of dividends will depend on the Company's profitability, financial position and cash requirements.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	

+ See chapter 19 for defined terms.

15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	

+ See chapter 19 for defined terms.

29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000

100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: (Company Secretary) Date: 7 October 2008

Print name: Jamie Taylor

+ See chapter 19 for defined terms.



14 October, 2008

ASX AND MEDIA RELEASE

QRSCIENCES CONFIRM ORDER FROM AUSTRALIAN GOVERNMENT FOR ADVANCED METAL DETECTION

QRSciences Holdings Limited (QRS:ASX; QRSNY.PK), today announced the signing of a new contract to install our proprietary Advanced Metal Detection Systems (AMDS) into Australian Postal Gateways around Australia. The contract for supply (in 2008/2009) and maintenance of the machines is valued at $622,790.

Key points of the contract are as follows;

- 5 Advanced metal Detection Units to be supplied at a cost of in excess of $ 440 K.
- 3 year maintenance agreement in place at a cost of approximately $ 60 K per year.
- Total revenue to QRSciences of $ 622,790.
- QRSciences plan global launch of the AMDS product upon completion of the project.

These automated systems will provide Australian Customs with a powerful new tool in the identification and prevention of illegal imports into Australia with an emphasis on the movement of weapons through international mail. This work is part of an ongoing commitment on the part of QRSciences and the Australian Government to develop new improved technologies for the security industry to secure our borders.

The AMDS systems were originally developed with the assistance of Australian Customs and with the support of Australia Post have been extensively trialed and tested over the past eighteen months prior to the signing of this contract, which will see a significantly wider deployment.

Earlier in the year, QRSciences Limited announced further development of our AMDS technology with a $1,066,000 contract jointly funded by the Technical Security Working Group (TSWG) in the US, the Department of Prime Minister and Cabinet and Australian Customs with the goal of further developing this technology and broadening its range of potential applications. This further improved technology will be available in 2009.

Rick Stokes CEO QRSciences says, 'This is an important milestone for QRSciences marking a significant movement into the marketing, supply and field support of our newly developed technology and is further evidence of how the company has turned a corner in 2008. The trafficking of illegal weapons across national and state borders is a identified border risk and moving forward our challenge is to sell this technology globally with clear markets in Europe, the US, India, Pakistan and the Middle East.'

Rick Stokes
CEO
QRSciences Holdings limited

About QRSciences

QRSciences Holdings Limited (the "Company") is based in Melbourne, Victoria with offices in Perth, Western Australia and San Diego, California. Its wholly owned distribution business Q Video Systems is based in Port Melbourne, Australia. The primary commercial focus of the company is the design, development and sale of advanced technology systems, sub-systems, components and software for security related applications. Applications for its technologies and products include the detection of explosives and narcotics, metal detection and imaging, surveillance and monitoring.

For more information on the company please visit www.QRSciences.com phone+61 3 9681 9854 in Australia or +1 (858) 613 8755 in the United States




Sciences

Notice of Annual General Meeting and Explanatory Statement

Annual General Meeting to be held at
the Think Tank Room, Tolarno Hotel, 42 Fitzroy Street, St Kilda, Victoria, 3182 on
Wednesday, 26 November 2008 commencing at 10.00am (EDST)

QRSCIENCES HOLDINGS LIMITED
ABN 27 009 259 876

This Notice of Annual General Meeting and Explanatory Statement should be read in its entirety. If shareholders are in doubt as to how they should vote, they should seek advice from their accountant, solicitor or other professional adviser without delay.

Corporate Directory

Directors	Mr Rick Stokes (Director, CEO, Chairman) Mr Kevin Russeth (Director) Mr Bob Halverson (Non-Executive Director)
Secretary	Mr Jamie Taylor
Registered Office	Unit 5, 435 Williamstown Road Port Melbourne VIC 3207 Telephone: +61 3 9681 9854 Facsimile: +61 3 9646 2049 Email: enquiries@qrsciences.com Website: www.qrsciences.com
Auditor	Moore Stephens Chartered Accountants Level 3, 12 St Georges Terrace Perth WA 6000
Lawyers	Pullinger Readhead Lucas Commercial Lawyers Level 2, 50 Kings Park Road West Perth WA 6005
Share Registry	Computershare Investor Services Pty Limited Level 2, Reserve Bank Building 45 St Georges Terrace Perth WA 6000 Telephone: +61 8 9323 2000 Facsimile: +61 8 9323 2033
ASX Codes	QRS (Shares) QRSOA (Options)

Notice of Annual General Meeting

The 2008 Annual General Meeting of QRSciences Holdings Limited will be held at the Think Tank Room, Tolarno Hotel, 42 Fitzroy Street, St Kilda, Victoria, 3182 on Wednesday, 26 November 2008 commencing at 10.00am (EDST).

Ordinary Business

1 Financial Statements and Reports

Period 1 July 2007 to 30 June 2008

To receive and consider the Annual Financial Report, together with the Directors' and Auditor's Reports for the year ending 30 June 2008.

2 Resolution 1: Adoption of Remuneration Report (non-binding)

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

> That, for all purposes, Shareholders adopt the Remuneration Report set out in the Directors' Report for the year ending 30 June 2008.

Please note that the vote on this resolution is advisory only, and does not bind the Directors or the Company.

3 Resolution 2: Election of Director – Mr Rick Stokes

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

> That, for all purposes, Mr Rick Stokes, who was appointed since the last AGM to fill a casual vacancy and being eligible for election, is elected as a Director.

4 Resolution 3: Election of Director – Mr Bob Halverson

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

> That, for all purposes, Mr Bob Halverson, who retires and offers himself for re-election, is re-elected as a Director.

Special Business

5 Resolution 4: Ratification of Previous Share Issue

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

> That, for the purposes of Listing Rule 7.4 and for all other purposes, Shareholders approve and ratify the allotment and issue of 2,694,817 Shares, to the persons, for the purposes and on the terms set out in the Explanatory Statement.

For the purposes of Listing Rule 7.5, the Company will disregard any votes cast on Resolution 4 by any person who participated in the issue and any of their associates; unless it is cast by a person as proxy for a person who is entitled to vote (in accordance with the directions on the proxy form) or

the person chairing the meeting as proxy for a person who is entitled to vote (in accordance with a direction on the proxy form to vote as the proxy decides).

6 Resolution 5: Ratification of Previous Option Issue

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

> That, for the purposes of Listing Rule 7.4 and for all other purposes, Shareholders approve and ratify the allotment and issue of 2,115,259 Options, to the persons, for the purposes and on the terms set out in the Explanatory Statement.

For the purposes of Listing Rule 7.5, the Company will disregard any votes cast on Resolution 5 by any person who participated in the issue and any of their associates; unless it is cast by a person as proxy for a person who is entitled to vote (in accordance with the directions on the proxy form) or the person chairing the meeting as proxy for a person who is entitled to vote (in accordance with a direction on the proxy form to vote as the proxy decides).

7 Resolution 6: Renewal of approval of Employee Share Option Plan

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

> That, for the purposes of Listing Rule 7.2 (Exception 9) and for all other purposes, Shareholders renew their approval for the Company to issue Options under the Company's Employee Share Option Plan for the purposes and on the terms set out in the Explanatory Statement.

For the purposes of Listing Rule 7.2, Exception 9, the Company will disregard any votes cast on Resolution 6 by a Director (except one who is ineligible to participate in the Employee Share Option Plan) and any of his or her associates, unless it is cast by a person as proxy for a person who is entitled to vote (in accordance with the directions on the proxy form) or the person chairing the meeting as proxy for a person who is entitled to vote (in accordance with a direction on the proxy form to vote as the proxy decides).

8 Resolution 7: Approval of Employee Share Plan

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

> That, for the purposes of Listing Rule 7.2 (Exception 9) and for all other purposes, Shareholders give their approval for the Company to issue Shares under the Company's Employee Share Plan for the purposes and on the terms set out in the Explanatory Statement.

For the purposes of Listing Rule 7.2, Exception 9, the Company will disregard any votes cast on Resolution 7 by a Director (except one who is ineligible to participate in the Employee Share Plan) and any of his or her associates, unless it is cast by a person as proxy for a person who is entitled to vote (in accordance with the directions on the proxy form) or the person chairing the meeting as proxy for a person who is entitled to vote (in accordance with a direction on the proxy form to vote as the proxy decides).

Explanatory Statement

The Explanatory Statement accompanying this Notice of Annual General Meeting is incorporated in and comprises part of this Notice of Annual General Meeting.

Shareholders are specifically referred to the Glossary in the Explanatory Statement which contains definitions of capitalised terms used both in this Notice of Annual General Meeting and Explanatory Statement.

Proxies

Please note that:

(a) a member of the Company entitled to attend and vote at the Annual General Meeting is entitled to appoint a proxy;

(b) a proxy need not be a member of the Company; and

(c) a member of the Company entitled to cast two or more votes may appoint two proxies and may specify the proportion or number of votes each proxy is appointed to exercise, but where the proportion or number is not specified, each proxy may exercise half of the votes.

The enclosed proxy form provides further details on appointing proxies and lodging proxy forms.

"Snap-shot" Time

The Company may specify a time, not more than 48 hours before the meeting, at which a "snap-shot" of shareholders will be taken for the purposes of determining shareholder entitlements to vote at the meeting.

The Company's directors have determined that all shares of the Company that are quoted on ASX at 5.00pm (EDST) on Monday, 24 November 2008 shall, for the purposes of determining voting entitlements at the Annual General Meeting, be taken to be held by the persons registered as holding the shares at that time.

By Order of the Board of Directors

Jamie Taylor
Company Secretary
QRSciences Holdings Limited

24 October 2008

Explanatory Statement

This Explanatory Statement has been prepared for the information of Shareholders in relation to the business to be conducted at the Company's 2008 Annual General Meeting.

The purpose of this Explanatory Statement is to provide Shareholders with all information known to the Company which is material to a decision on how to vote on the resolutions in the accompanying Notice of Annual General Meeting.

This Explanatory Statement should be read in conjunction with the Notice of Annual General Meeting. Capitalised terms in this Explanatory Statement are defined in the Glossary.

1 Financial Statements and Reports

The Annual Financial Report, Directors' Report and Auditor's Report for the Company for the year ending 30 June 2008 will be laid before the meeting.

There is no requirement for Shareholders to approve these reports. However, the Chairman will allow a reasonable opportunity for Shareholders to ask questions or make comments about those reports and the management of the Company. Shareholders will also be given a reasonable opportunity to ask the auditor questions about the conduct of the audit and the preparation and content of the auditor's report.

In addition to taking questions at the meeting, written questions to the Chairman about the management of the Company, or to the Company's auditor about:

- the preparation and content of the Auditor's Report;
- the conduct of the audit;
- accounting policies adopted by the Company in relation to the preparation of the financial statements; and
- the independence of the auditor in relation to the conduct of the audit, may be submitted no later than 5 business days before the meeting date to:

QRSciences Holdings Limited
Unit 5, 435 Williamstown Road
Port Melbourne VIC 3207

Or

Facsimile: +61 3 9646 2049

2 Resolution 1: Adoption of Remuneration Report (non-binding)

The Remuneration Report of the Company for the financial year ending 30 June 2008 is set out in the Director's Report on pages 13 to 16 of the Company's 2008 Annual Report.

The Remuneration Report sets out the Company's remuneration arrangements for the executive and non-executive Directors and executive employees of the Company.

A reasonable opportunity will be given for the discussion of the Remuneration Report at the meeting. Shareholders should note that the vote on this resolution is advisory only and does not bind the Company or the Directors.

3 Resolution 2: Election of Director – Mr Rick Stokes

In accordance with Listing Rule 14.4 and clause 52 of the Constitution, a Director appointed to fill a casual vacancy or as an addition to the Board may hold office only until the next annual general meeting of the Company and is eligible for re-election at that meeting.

Mr Stokes was appointed to the Board on 19 December 2007. Accordingly, Mr Stokes retires and Shareholder approval is sought for his re-election. Further information about Mr Stokes is set out in the Company's 2008 Annual Report.

4 Resolution 3: Election of Director – Mr Bob Halverson

In accordance with Listing Rule 14.4 and clause 53 of the Constitution, at every annual general meeting, one third of the Directors for the time being must retire from office and are eligible for re-election. The Directors to retire are to be those who have been in office for 3 years since their appointment or last re-appointment or who have been longest in office since their appointment or last re-appointment or, if the Directors have been in office for an equal length of time, by agreement.

Accordingly, Mr Halverson retires and Shareholder approval is sought for his re-election. Further information about Mr Halverson is set out in the Company's 2008 Annual Report.

5 Resolutions 4 and 5: Ratification of Previous Share and Option Issues

In the previous 12 months, the Company has issued securities to the parties detailed below.

Listing Rule 7.1 provides that a company must not, without prior approval of Shareholders, issue securities if the securities will in themselves or when aggregated with the securities issued by a company during the previous 12 months, exceed 15% of the number of securities on issue at the commencement of that 12 month period.

Listing Rule 7.4 states that an issue by a company of securities made without approval under Listing Rule 7.1 is treated as having been made with approval for the purpose of Listing Rule 7.1 if the issue did not breach Listing Rule 7.1 and the company's members subsequently approve it.

Shares

Under Resolution 4, the Company seeks from Shareholders approval for, and ratification of, the issues of Shares set out below so as to limit the restrictive effect of Listing Rule 7.1 on any further issues of securities in the next 12 months.

Details of the Shares issued are set out in the table below. They comprise 3.16% of the Company's share capital.

Listing Rule 7.5 requires the following information to be given to Shareholders:

Date of Issue	Allottee	Issue Price	Number of Shares Issued	Purpose of the issue
7 October 2008	Trafalgar Capital	$0.05695	93,487	Shares issued in line with convertible loan note agreement
3 September 2008	Wakabayashi Fund Llc	$0.13	550,000	Shares issued in line with consultancy agreement
3 September 2008	Trafalgar Capital	$0.09775	104,672	Shares issued in line with convertible loan note agreement
12 August 2008	Trafalgar Capital	$0.07225	209,474	Shares issued in line with convertible loan note agreement
4 August 2008	Trafalgar Capital	$0.072845	205,917	Shares issued in line with convertible loan note agreement
24 July 2008	Trafalgar Capital	$0.075735	198,059	Shares issued in line with convertible loan note agreement
10 July 2008	Trafalgar Capital	$0.07140	210,084	Shares issued in line with convertible loan note agreement
10 July 2008	Trafalgar Capital	$0.7225	138,400	Shares issued in line with convertible loan note agreement
2 June 2008	Trafalgar Capital	$0.16	121,875	Shares issued as part of a facility commitment fee
2 June 2008	Westcap	$0.16	40,625	Shares issued as part of a facility commitment fee
2 June 2008	BTG International Ltd	$0.15	552,679	Shares issued as part of royalty agreement
23 May 2008	Eligible employees under the Company's Employee Share Plan	$0.115	269,545	Shares issued pursuant to Employee Share Plan

The recipients of the Shares are not related parties of the Company.

The Shares were issued on the terms set out in Annexure A to this Explanatory Statement.

The Company has used the funds raised for general working capital purposes.

The Board believes that the ratification of these issues is beneficial for the Company. The Board recommends Shareholders vote in favour of Resolution 4 as it allows the Company

to ratify the above issue of Shares and retain the flexibility to issue further securities representing up to 15% of the Company's share capital during the next 12 months.

Options

Under Resolution 5, the Company seeks from Shareholders approval for, and ratification of, the issues of Options set out below so as to limit the restrictive effect of Listing Rule 7.1 on any further issues of securities in the next 12 months.

Details of the Options issued are set out in the table below. If all of the Options are exercised, the number of Options issued would equal 42% of the Company's fully diluted share capital assuming no further issues of securities by the Company.

Listing Rule 7.5 requires the following information to be given to Shareholders:

Date of Issue	Allottee	Issue Price	Number of Options Issued	Purpose of the Issue
23 May 2008	Vision Capital	Nil	1,114, 384	Part of capital raising in 2007
16 December 2007	Sophisticated Investors	Nil	1,000,875	Consideration for capital raising costs

The recipients of the Options are not related parties of the Company.

The exercise price of the Options is $0.30 per Share. The Options that were issued in December 2007 expire on 19 October 2012. The Options that were issued in May 2008 expire on 10 May 2012.

The terms of the Options are otherwise set out in Annexure B to this Explanatory Statement.

The Options were issued for no consideration. Therefore, no funds were raised from the issue of the Options. In the event that the Options are exercised, the Company intends to use the funds raised for general working capital purposes.

The Board believes that the ratification of these issues is beneficial for the Company. The Board recommends Shareholders vote in favour of Resolution 5 as it allows the Company to ratify the issue of the above Options and retain the flexibility to issue further securities representing up to 15% of the Company's share capital during the next 12 months.

6 Resolution 6: Employee Share Option Plan

Resolution 6 seeks renewal of shareholder approval for the issue of Options pursuant to the Company's Employee Share Option Plan ("ESOP")

Renewal of shareholder approval is sought to enable the Company to take advantage of Listing Rule 7.2, Exception 9, which provides that securities may be issued without shareholder approval under Listing Rule 7.1 if the securities are issued under an employee incentive scheme that has been approved by shareholders within 3 years before the date of the issue.

The ESOP was first adopted and approved by Shareholders on 18 June 2002 and Shareholders renewed their approval of the ESOP at the Company's annual general meeting on 22 November 2005.

The main terms of the ESOP are summarised in Annexure C. A copy of the ESOP shall be made available for inspection at the Company's registered office until (and during) the General Meeting.

The ESOP provides directors, employees and consultants of the Company with an opportunity to participate in the Company's future growth and gives them an incentive to contribute to that growth.

A total of 900,000 Options have been issued under the ESOP since it was last approved by Shareholders.

The terms of Options issued under the ESOP are determined at the discretion of the Board. Unless otherwise determined by the Board, Options issued under the ESOP will not be listed.

7 Resolution 7: Approval of Employee Share Plan

Resolution 7 seeks shareholder approval for the Company to issue Shares pursuant to the Company's Employee Share Plan.

Approval of the issue of Shares under the Company's previous Employee Share Plan was given by Shareholders at the Company's annual general meeting held on 26 November 2004 ("2004 ESP"). The approval was given for three years from the date of the meeting, in accordance with Listing Rule 7.2, Exception 9. The 2004 ESP was amended by the Board on 16 August 2005 in order to make the plan compliant with relevant ASIC class order relief.

As approval for the issue of Shares under the 2004 ESP has now expired, the Company Shareholder approval is now sought for the Company to issue Shares under the 2004 ESP, as if the 2004 ESP was a new employee share plan ("new ESP").

The terms of the new ESP will be the same as the terms of the 2004 ESP. The main terms of the plan are summarised in Annexure D. A copy of the new ESP shall be made available for inspection at the Company's registered office until (and during) the General Meeting.

The new ESP provides directors, employees and consultants of the Company with an opportunity to participate in the Company's future growth and gives them an incentive to contribute to that growth.

A total of 269,545 Shares have been issued under the 2004 ESP since it was last approved by Shareholders. No Shares have been issued under the new ESP.

The terms of the Shares issued under the ESP will be as set out in Annexure A.

8 Glossary

In this Explanatory Statement, the following terms have the following unless the context otherwise requires:

Annexure	annexure to this Explanatory Statement
ASIC	Australian Securities and Investments Commission
Associate	has the meaning given in the Corporations Act
ASX	ASX Limited
Board	board of Directors
Chairman	chairman of the Company
Company	QRSciences Holdings Limited ABN 27 009 259 876
Constitution	constitution of the Company
Corporations Act	Corporations Act 2001 (Cth)
Director	director of the Company
EDST	Australian Eastern Daylight Savings Time
Option	option to subscribe for a Share
Share	fully paid ordinary share in the capital of the Company
Shareholder	shareholder of the Company

Annexure A

Terms of Shares

The following is a broad summary (though not necessarily an exhaustive or definitive statement) of the rights attaching to the shares of the Company. Full details are contained in the Constitution, available for inspection at the Company's registered office.

(a) Share Capital

All issued ordinary shares rank equally in all respects.

(b) Voting Rights

At a general meeting of the Company, every holder of shares present in person, by an attorney, representative or proxy has one vote on a show of hands and on a poll, one vote for every fully paid share held, and for every contributing share held, a fraction of a vote equal to the proportion which the amount paid up bears to the total issue price of the contributing share.

(c) Dividend Rights

Subject to the rights of holders of shares issued with any special or preferential rights (at present there are none), the profits of the Company which the Directors may from time to time determine to distribute by way of dividend are divisible among the shareholders in proportion to the shares held by them respectively, according to the amount paid up or credited as paid up on the shares.

(d) Rights on Winding-Up

Subject to the rights of holders with shares with special rights in a winding-up (at present there are none), on a winding-up of the Company all assets which may be legally distributed amongst the members will be distributed in proportion to the shares held by them respectively, according to the amount paid up or credited as paid up on the share.

(e) Transfer of Shares

Shares in the Company may be transferred by instrument in any form which complies with the Constitution, the Corporations Act, Listing Rules and ASTC Settlement Rules.

Shares may be transferred by such means in accordance with Listing Rules and the ASTC Settlement Rules. The Directors may refuse to register a transfer of shares only in those circumstances permitted by Listing Rules and ASTC Settlement Rules.

(f) Calls on Shares

Shares issued as fully paid are not subject to any calls for payment by the Company and will not therefore become liable for forfeiture.

(g) Further Increases in Capital

The allotment and issue of any new shares is under the control of the Directors and, subject to any restrictions on the allotment of shares imposed by the Constitution, Listing Rules or the Corporations Act, the Directors may allot, issue or grant options over or otherwise dispose of those shares to such persons, with such rights or restrictions as they may from time to time determine.

(h) Variation of Rights Attaching to Shares

Where shares of different classes are issued, the rights attaching to the shares of a class can thereafter only be varied by a special resolution passed at a separate general meeting of the holders of those shares of that class, or with the written consent of the holders of at least three quarters of the issued shares of that class.

(i) General Meeting

Each shareholder will be entitled to receive notice of, and to attend and vote at, general meetings of the Company and to receive notices, accounts and other documents required to be furnished to shareholders under the Constitution, the Corporations Act and Listing Rules.

Annexure B

Terms of Options

(a) Exercise Price

Each Option shall entitle the optionholder to acquire one fully paid ordinary share ("Share") upon exercise of the Option.

(b) Notice of Exercise

Each Option may be exercised by notice in writing to the Company at any time before their date of expiry. Any notice of exercise of an Option received by the Company will be deemed to be a notice of the exercise of that Option as at the date of receipt.

(c) Quotation of Options and Shares on Exercise

No application will be made to ASX for Official Quotation of the Options. Application will be made to ASX for Official Quotation of the Shares issued on exercise of Options. The Options are transferable as the optionholder thinks fit.

(d) Participation Rights or Entitlements

There are no participating rights or entitlements inherent in the Options and optionholders will not be entitled to participate in new issues of securities offered to the Company's shareholders during the currency of the Options. However, the Company will ensure that for the purposes of determining entitlements to any such issue, the record date will be at least 10 business days after the issue is announced so as to give optionholders the opportunity to exercise their Options before the date for determining entitlements to participate in any issue.

(e) Shares allotted on Exercise

Shares allotted pursuant to the exercise of Options will be allotted following receipt of all the relevant documents and payments and will rank equally with all other Shares.

(f) Reorganisation of Share Capital

In the event of a reorganisation of the issued capital of the Company, the rights of the optionholder will be changed to the extent necessary to comply with the ASX Listing Rules applying to a re-organisation of capital at the time of the re-organisation.

(g) Bonus Issues

If, from time to time, before the expiry of the Options the Company makes a pro rata issue of Shares to shareholders for no consideration, the number of Shares over which an Option is exercisable will be increased by the number of Shares which the optionholder would have received if the Option had been exercised before the date for calculating entitlements to the pro rata issue.

ANNEXURE C

Summary of Employee Share Option Plan Terms

The terms of this plan were first approved by Shareholders on 18 June 2002 and re-approved on 22 November 2005. A full copy of the plan (as amended) is available upon request.

(a) Issue of Options

The Board may offer Options, at a price determined by the Board, to full-time or part time employees of the Company, including Directors. The Board may determine the eligibility of persons and their entitlement having regard to each person's past and potential contribution to the Company, and any other relevant matters.

Both executive and non-executive Directors are also entitled to participate under the Plan. However, any grant of Options to Directors will require shareholder approval under the ASX Listing Rules and, potentially, the Corporations Act.

Each Option shall give the holder the right to acquire one fully paid ordinary share ("Share") which when issued, will rank equally with all other Shares.

Both listed and unlisted Options may be issued. Unless otherwise determined by the Board, unlisted Options may not be transferred (other than to an associate of the Optionholder) and quotation of the Options on ASX will not be sought.

The Company will apply to ASX for Official Quotation of Shares issued on the exercise of the Options.

(b) Restrictions on Issue

The number of Options that may be granted by the Company is limited by the Plan rules. The number of issued and unexercised Options which are subject to the Plan may not at any time exceed 5% of the total number of issued Shares, subject to the exception of certain specified security issues.

(c) Exercise of Options

Options may only be exercised after the Options have vested and in accordance with the terms of issue and guidelines (if any) adopted by the Board in connection with dealing in securities of the Company by employees.

If the Board believes that the control of the Company has changed or is likely to change, the Board has the power to declare all Options to be free of any conditions of exercise.

Further, if any person or corporation becomes the holder of a relevant interest in 90% of the issued Shares or the Company convenes a meeting to propose a scheme of arrangement under which a person or corporation would become the holder of a relevant interest in 90% of the ordinary shares in the Company, all Options shall become free of all exercise conditions.

(d) Lapse of Options

All Options will, unless otherwise determined by the Board before the relevant Options are issued, lapse on the earlier of:

(i) the expiry date (which must not be more than 5 years from the date of issue);

(ii) a determination of the Board that the Optionholder has acted fraudulently, dishonestly or in breach of his or her obligations to the Company;

(iii) the expiration of 6 months after the Optionholder ceases (as applicable) to be employed by the Company or an associated company as a result of death or redundancy (other than as a direct result of the selling of a related body corporate);

(iv) the expiration of 21 days, or any longer period which the Directors determine, after the Optionholder ceases to be employed by the Company or an associated company as a result of retirement or permanent illness or incapacity;

(v) the expiration of 30 days, after a person or corporation becomes the holder of a relevant interest in at least 90% of the issued Shares; or

(vi) the expiration of 10 days, after the Company convened a meeting at which a scheme of arrangement is proposed to under which a person or corporation would become the holder of a relevant interest in at least 90% of the issued Shares.

The Options may only be offered, issued and exercised within the limitations imposed by the Corporations Act, Listing Rules and any local laws and regulations.

(e) Exercise Price

The exercise price per Share for an Option, as determined by the Board, must not be less than the weighted average price of Shares sold on ASX during the 5 business days before the issue or such other period as the Board determines. Subject to the foregoing, the setting of the exercise price per Share is subject at all times to the absolute discretion of the Directors.

(f) Bonus issues

If the Company makes a bonus issue, an Optionholder shall (unless otherwise determined by the Board) be entitled to additional Shares upon exercise equal to the number of bonus shares which would have been issued had the Option been exercised before the bonus issue.

(g) New issues

If the Company makes a pro rata rights issue or any other new issue of Shares other than a bonus issue, holders of unexercised Options are not entitled to participate in that issue (unless otherwise determined by the Board). However, under the Plan rules, the Company must announce the new issue at least 10 business days before the record date at which entitlement to the new issue is determined. Accordingly, Optionholders shall, subject to any conditions of exercise, have sufficient time to exercise the Options if they wish to participate in the new issue.

(h) Capital reconstructions

If any reconstruction of the issued capital of the Company takes place (including any consolidation or division of share of reduction or return of capital) the number of shares on exercise and the exercise price of Options (or both) will be reconstructed in accordance with the Listing Rules.

(i) Administration of the Plan

The Board or a committee of the Board will supervise the administration of the Plan.

ANNEXURE D

Summary of Employee Share Plan Terms

The terms of this plan were approved by Shareholders at the annual general meeting of the Company held on 26 November 2004 and were amended by the Board on 16 August 2005 in order to make the plan compliant with relevant ASIC class order relief. A full copy of the plan (as amended) is available upon request.

(a) Issue of Shares

The Board may offer Shares to full-time or part time employees of the Company including Directors.

The Directors may issue up to 15.5 million Shares under the plan for no consideration within 12 months of the date of adoption of the plan. During this time and subsequently, the Directors may issue Shares under the plan provided that the price of those Shares is not less than 75% of the market average price of Shares during the last 5 days of trading on ASX. Any consideration for Shares under the plan must be paid on application.

The Board may determine the eligibility of persons and their entitlement having regard to each person's past and potential contribution to the Company, and any other relevant matters. Directors and officers of the Company are also entitled to participate under the plan. However, any grant of Shares to directors will require appropriate shareholder and regulatory approvals.

When issued the Share will rank equally with other Shares, including as to payment of dividends and voting.

(b) Disposal of Shares

The Directors may impose a period of restriction in relation to any Shares issued under the plan. During any period of restriction, the holder cannot sell, transfer, assign or mortgage their Shares.

Any restrictions on transfer of otherwise dealing with Shares the subject of the plan will be removed in the event of certain circumstances (including certain takeover or divesture circumstances), in which case the Participant may deal with their Shares freely.

If a Participant leaves the employment of the Company during any period of restriction, the consequences to any Shares the subject of the plan held by that Participant is dependent on the time elapsed subsequent to their grant, whether the Shares were issued for free or for consideration and the circumstances surrounding the departure.

If a period of restriction is imposed then regardless of the consideration paid or reasons for cessation of employment, the Participant may retain that number of Shares the subject of the plan that is proportionate to the period of restriction served relative to the total period of restriction.

In relation to the balance of Shares, if they were issued for no consideration, then if the Participant resigns or is dismissed for cause relating to a conviction for fraud or dishonesty involving the Company, then the Participant will have any remaining Shares the subject of restriction bought back for a nominal amount. If the Participant has paid consideration for the Shares, then the Participant may retain the Shares regardless of the

reasons for cessation of employment but subject to the original restriction imposed under the plan.

(c) **Plan Limit**

The number of Shares that may be granted by the Company is limited by the plan rules. The number of Shares issued or offered to employees under the plan in any five year period must not at any time exceed 5% of the total number of issued Shares, subject to the exception of certain specified security issues.

The number of Shares which may be allotted under the plan to any one eligible employee (including a Director) shall be restricted in any case where the result of accepting an offer of Shares would cause that person (legally or beneficially) to be able to cast more than 5% of the votes able to be cast at a general meeting of the Company.

(d) **New Issues**

If the Company makes a bonus, rights or other issue of Shares, the employee shall (unless otherwise determined by the Board) be entitled to participate and the newly issued Shares shall be subject to the same restrictions (if any) on the employee's existing Shares if they were issued to the employee for no consideration.

(e) **Capital reconstructions**

If any reconstruction of the issued capital of the Company takes place, the employee shall be entitled to participate and the newly issued Shares shall be subject to the same restrictions (if any) on the employee's existing Shares.

(f) **Administration of the Plan**

The Board or a committee of the Board will supervise the administration of the plan and retain the right to, in their sole discretion, waive or amend any terms and conditions of the plan.

QRSciences Holdings Limited
ABN 27 009 259 876

Proxy Form

Shareholder Details

Name: ....

Address: ....

Contact Telephone No: ....

Contact Name (if different from above): ....

Appointment of Proxy

I/We being a shareholder/s of QRSciences Holdings Limited and entitled to attend and vote hereby appoint

☐ The Chairman of the meeting (mark with an 'X') **OR** ☐ Write here the name of the person you are appointing if this person is someone other than the Chairman of the Meeting.

or failing the person named, or if no person is named, the Chairman of the Meeting, as my/our proxy to attend and act generally at the meeting on my/our behalf and to vote in accordance with the following directions (or if no directions have been given, as the proxy sees fit) at the Annual General Meeting of QRSciences Holdings Limited to be held at the Think Tank Room, Tolarno Hotel, 42 Fitzroy Street, St Kilda, Victoria, 3182 on Wednesday, 26 November 2008 at 10.00am (EST) and at any adjournment of that meeting.

☐ IMPORTANT
If the Chairman of the Meeting is your nominated proxy, or may be appointed by default, and you have not directed your proxy how to vote, please place a mark in this box with an 'X'. By marking this box you acknowledge that the Chairman of the Meeting may exercise your proxy even if he has an interest in the outcome of the resolutions and that votes cast by him, other than as a proxy holder, would be disregarded because of that interest. If you do not mark this box, and you have not directed your proxy how to vote, the Chairman of the Meeting will not cast your votes on the resolutions and your votes will not be counted in computing the required majority if a poll is called. The Chairman of the Meeting intends to vote undirected proxies in favour of each resolution.

Voting directions to your proxy – please mark ☒ to indicate your directions

Ordinary Business		For	Against	Abstain*
Resolution 1.	Adoption of Remuneration Report (non-binding)	☐	☐	☐
Resolution 2.	Election of Director - Mr Rick Stokes	☐	☐	☐
Resolution 3.	Election of Director - Mr Bob Halverson	☐	☐	☐
Special Business				
Resolution 4.	Ratification of Previous Share Issues	☐	☐	☐
Resolution 5.	Ratification of Previous Options Issues	☐	☐	☐
Resolution 6.	Renewal of Approval of Employee Share Option Plan	☐	☐	☐
Resolution 7.	Approval of Employee Share Plan	☐	☐	☐

*If you mark the Abstain box for a particular Resolution, you are directing your proxy not to vote on your behalf on a show of hands or on a poll and your votes will not be counted in computing the required majority on a poll.

Appointment of a second proxy (see instructions overleaf)

If you wish to appoint a second proxy, state the % of your voting rights applicable to the proxy appointed by this form ☐ %

PLEASE SIGN HERE This section must be signed in accordance with the instructions overleaf to enable your directions to be implemented

Individual or Shareholder 1	Shareholder 2	Shareholder 3
Sole Director and Sole Company Secretary	Director	Director/Company Secretary

How to complete this Proxy Form

Your Name and Address

Please print your name and address as it appears on your holding statement and the company's share register. If shares are jointly held, please ensure the name and address of each joint shareholder is indicated. Shareholders should advise the company of any changes. Shareholders sponsored by a broker should advise their broker of any changes. Please note, you cannot change ownership of your securities using this form.

Appointment of a Proxy

If you wish to appoint the Chairman of the Meeting as your proxy, mark the box. If the person you wish to appoint as your proxy is someone other than the Chairman of the Meeting please write the name of that person. If you leave this section blank, or your named proxy does not attend the meeting, the Chairman of the Meeting will be your proxy. A proxy need not be a shareholder of the company.

Votes on Resolutions

You may direct your proxy how to vote by placing a mark in one of the boxes opposite each Resolution. All your shareholding will be voted in accordance with such a direction unless you indicate only a portion of voting rights are to be voted on any Resolution by inserting the percentage or number of shares you wish to vote in the appropriate box or boxes. If you do not mark any of the boxes on a given Resolution, your proxy may vote as he or she chooses. If you mark more than one box on a Resolution your vote on that Resolution will be invalid.

Appointment of a Second Proxy

You are entitled to appoint up to two persons as proxies to attend the meeting and vote on a poll. If you wish to appoint a second proxy, an additional Proxy Form may be obtained by telephoning Darren Bromley on (08) 9358 5011 or you may photocopy this form.

To appoint a second proxy you must on each Proxy Form state (in the appropriate box) the percentage of your voting rights which are the subject of the relevant proxy. If both Proxy Forms do not specify that percentage, each proxy may exercise half your votes. Fractions of votes will be disregarded.

Signing Instructions

You must sign this form as follows in the spaces provided:

Individual:	where the holding is in one name, the holder must sign.
Joint Holding:	where the holding is in more than one name, all of the shareholders should sign.
Power of Attorney:	to sign under Power of Attorney, you must have already lodged this document with the company's share registry. If you have not previously lodged this document for notation, please attach a certified photocopy of the Power of Attorney to this form when you return it.
Companies:	where the company has a Sole Director who is also the Sole Company Secretary, this form must be signed by that person. If the company (pursuant to section 204A of the Corporations Act 2001) does not have a Company Secretary, a Sole Director can also sign alone. Otherwise this form must be signed by a Director jointly with either another Director or a Company Secretary. Please indicate the office held by signing in the appropriate place.

If a representative of the corporation is to attend the meeting a "Certificate of Appointment of Corporate Representative" should be produced prior to admission. A form of the certificate may be obtained from the company's share registry.

Lodgement of a Proxy

This Proxy Form (and any Power of Attorney under which it is signed) must be received at the address given below not later than 48 hours before the commencement of the meeting. ie. no later than 10.00am (EDST) on Monday, 24 November 2008. Any Proxy Form received after that time will not be valid for the scheduled meeting.

This Proxy Form (and any Power of Attorney and/or second Proxy Form) may be sent or delivered to the company's registered office at Unit 5, 435 Williamstown Road, Port Melbourne, VIC, 3207, or sent by facsimile to the registered office on +61 3 9646 2049.

Appendix 4C

Consolidated Group - QRSciences Holdings Ltd

	Operating Activities (Business Running Costs)	Sept quarter $A'000	Dec quarter $A'000	Mar quarter $A'000	Jun quarter $A'000	Year to date $A'000
1.1	Receipts from customers	4,344				4,344
1.2	Payments for (a) staff costs	(958)				(958)
	(b) advertising and marketing	(45)				(45)
	(c) research and development	(117)				(117)
	(d) leased assets	(96)				(96)
	(e) other working capital	(4,434)				(4,434)
1.3	Dividends received	-				-
1.4	Interest and other items of a similar nature received	10				10
1.5	Interest and other costs of finance paid	(62)				(62)
1.6	Income taxes paid	-				-
1.7	Other	239				239
	Net operating cash flows	(1,118)	0	0	0	(1,118)

	Investing Activities (IP Consolidation & Broadening Revenue Base)	Sept quarter $A'000	Dec quarter $A'000	Mar quarter $A'000	Jun quarter $A'000	Year to date $A'000
1.8	Net operating cash flows (carried forward)	(1,118)	0	0	0	(1,118)
	Cash flows related to investing activities					
1.9	Payment for acquisition of:					
	(a) businesses (item 5)	0				-
	(b) equity investments	(114)				(114)
	(c) Intellectual property	0				-
	(d) Physical non-current assets	(34)				(34)
	(e) other non-current assets	0				-
1.10	Proceeds from disposal of:					
	(a) businesses (item 5)	0				-
	(b) equity investments	0				-
	(c) intellectual property	0				-
	(d) physical non-current assets	0				-
	(e) other non-current assets	0				-
1.11	Loans to other entities	0				0
1.12	Loans repaid by other entities	0				-
1.13	Other - Dividends	0				-
	Net investing cash flows	(147)	0	0	0	(147)
1.14	**Total operating and investing cash flows**	(1,265)	0	0	0	(1,265)

	Financing Activities (Funding the Business)	Sept quarter $A'000	Dec quarter $A'000	Mar quarter $A'000	Jun quarter $A'000	Year to date $A'000
	Cash flows related to financing activities					
1.15	Proceeds from issues of shares, options, etc.	0				0
1.16	Proceeds from sale of forfeited shares	0				-
1.17	Proceeds from borrowings	0				0
1.18	Repayment of borrowings	(160)				(160)
1.19	Dividends paid	0				-
1.20	Other - Convertible Note interest & fees	0				0
	Net financing cash flows	(160)	0	0	-	(160)
	Net increase (decrease) in cash held	(1,425)	0	0	-	(1,425)
1.21	Cash at beginning of quarter/year to date	1,113	(312)	(312)	(312)	1,113
1.22	other adjustments					
1.23	**Cash at end of quarter**	(312)	(312)	(312)	(312)	(312)


QRSciences
Holdings Limited






ASX AND MEDIA RELEASE

29 October 2008

QUARTERLY MARKET UPDATE

QRSciences Security

- **Revenue up 22.6% to $4.6 million in Q1 FY09**
- **Net asset position to $5.37million, up 65% on previous corresponding period**
- **Net profit for Q1 FY09 $119k, up 284% against Q1 FY08**

QRSciences Pty Ltd & QRSciences Co USA

- **Spectrum SDI delivered 34 Cast*Scope* units for approximately $2.8 million in revenue to a US Government customer**
- **US Government approved Phase II funding for Spectrum's CarScan project providing approximately $1.5 million to complete the project**
- **QRSciences Pty Ltd receives $580k from Australian Customs Service for AMDS weapons detection systems rollout in Australia Post mail centres**
- **QRSciences Pty Ltd continues contract research work for Australian Customs, US Technical Support Working Group (TSWG) and Department of the Prime Minister and Cabinet. The contracts will generate approximately $1 million revenue over the remainder of the financial year**
- **Continuing with proposed plan to divest technology assets to US-based subsidiary Diversified Opportunities (OTCBB:DVOP) noting that completion is expected to be delayed due to unfavorable conditions in global financial markets**

QRSciences Holdings Limited (ASX:QRS) (QRSNY:PK) has completed another quarter where revenue increased against the corresponding period.

Combined revenue for QRSciences Pty Ltd and QRSciences Security Pty Ltd will be in a range of $18.5-$22 million for FY09. This figure does not include revenue from associate Spectrum SDI which QRSciences is in the process of purchasing. Spectrum's revenue is expected to be in a range of $10-$12 million for the twelve month period to June 30 2009.

The Company has made an adjustment to its revenue guidance for its distribution business for FY09 to a range of $17-20 million. The revision is due to a slowdown in demand caused by the turbulence in the global markets and the devaluation of the Australian dollar, which affects the cost of the imported products sold by QRSciences Security. The volatile environment makes it difficult to predict profitability and will diminish the chance of any increases in profitability for the distribution business in FY09.

The Company retains a strong current asset position although its cash flow for the quarter was adversely affected by inventory build-up, one-off costs relating to merger and acquisition activities and the depreciation of the Australian dollar.

Rick Stokes

CEO

QRSciences Holdings Limited

About QRSciences

QRSciences Holdings Limited is based in Melbourne, Victoria with offices in Perth, Western Australia and San Diego, California. Its wholly owned distribution business Q Video Systems is based in Port Melbourne, Australia. The primary commercial focus of the company is the design, development and sale of advanced technology systems, sub-systems, components and software for security related applications. Applications for its technologies and products include the detection of explosives and narcotics, metal detection and imaging, surveillance and monitoring.

For more information on the Company please visit www.QRSciences.com or www.qcctv.com.au, phone +61 3 9681 9854 in Australia or +1 (858) 613 8755 in the United States.




QRSciences
Holdings Ltd

5/435 Williamstown Rd,
Port Melbourne
VIC 3207 Australia
T: +61 3 9681 9884
F: +61 3 9646 2049
www.qrsciences.com

For Immediate release to the market

QRSCIENCES HOLDINGS LTD
ASX Code QRS

30 October 2008

APPENDIX 4C

Please find attached Appendix 4C for the Quarter ended 30 September 2008 to be read in conjunction with ASX announcement titled "Quarterly Market Update".

For further information please contact Mr Jamie Taylor, Company Secretary and Chief Financial Officer on 03 9646 9016.

Rule 4.7B





Appendix 4C

Quarterly report
for entities admitted
on the basis of commitments

Introduced 31/3/2000. Amended 30/9/2001

Name of entity

QRSciences Holdings Limited

ABN	Quarter ended ("current quarter")
27 009 259 876	**30 September 2008**

Consolidated statement of cash flows

	Cash flows related to operating activities		Current Quarter $A'000	Year to date (3months) $A'000
1.1	Receipts from customers		4,344	4,344
1.2	Payments for	(a) staff costs	(958)	(958)
		(b) advertising and marketing	(45)	(45)
		(c) research and development	(117)	(117)
		(d) leased assets	(96)	(96)
		(e) other working capital	(4,434)	(4,434)
1.3	Dividends received		-	-
1.4	Interest and other items of a similar nature received		10	10
1.5	Interest and other costs of finance paid		(62)	(62)
1.6	Income taxes paid		-	-
1.7	Other (Grant Income)		239	239
	Net operating cash flows		**(1,118)**	**(1,118)**

+ See chapter 19 for defined terms.

		Current Quarter $A'000	Year to date (3 months) $A'000
1.8	Net operating cash flows (carried forward)	**(1,118)**	**(1,118)**
	Cash flows related to investing activities		
1.9	Payment for acquisition of:		
	(a) businesses (item 5)	-	-
	(b) equity investments	(114)	(114)
	(c) intellectual property	-	-
	(d) physical non-current assets	(34)	(34)
	(e) other non-current assets	-	-
1.10	Proceeds from disposal of:		
	(a) businesses (item 5)	-	-
	(b) equity investments	-	-
	(c) intellectual property	-	-
	(d) physical non-current assets	-	-
	(e) other non-current assets	-	-
1.11	Loans to other entities	-	-
1.12	Loans repaid by other entities	-	-
1.13	Other (provide details if material)	-	-
	Net investing cash flows	**(147)**	**(147)**
1.14	**Total operating and investing cash flows**	**(1,265)**	**(1,265)**
	Cash flows related to financing activities		
1.15	Proceeds from issues of shares, options, etc.	-	-
1.16	Proceeds from sale of forfeited shares	-	-
1.17	Proceeds from borrowings	-	-
1.18	Repayment of borrowings	(160)	(160)
1.19	Dividends paid	-	-
1.20	Other (provide details if material)	-	-
	Net financing cash flows	**(160)**	**(160)**
	Net increase (decrease) in cash held	(1,425)	(1,425)
1.21	Cash at beginning of quarter/year to date	1,113	1,113
1.22	Exchange rate adjustments to item 1.20	-	-
1.23	**Cash at end of quarter**	**(312)**	**(312)**

Payments to directors of the entity and associates of the directors
Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.24	Aggregate amount of payments to the parties included in item 1.2	33
1.25	Aggregate amount of loans to the parties included in item 1.11	-

1.26 Explanation necessary for an understanding of the transactions

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

None

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

None

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities	3,000	781
3.2	Credit standby arrangements	-	-

QRSciences Security Pty Ltd has a debtor finance facilities in place with its bankers of AUD $3million.

+ See chapter 19 for defined terms.

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.	Current Quarter $A'000	Previous quarter $A'000
4.1 Cash on hand and at bank	469	1,517
4.2 Deposits at call	-	-
4.3 Bank overdraft	(781)	(404)
4.4 Other (provide details)	-	-
Total: cash at end of quarter (item 1.22)	(312)	1,113

Acquisitions and disposals of business entities

	Acquisitions *(Item 1.9(a))*	Disposals *(Item 1.10(a))*
5.1 Name of entity		
5.2 Place of incorporation or registration		
5.3 Consideration for acquisition or disposal		
5.4 Total net assets		
5.5 Nature of business		

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2 This statement does give a true and fair view of the matters disclosed.

Sign here: [signature] Date: 30 October 2008

(Company secretary)

Print name: Jamie Taylor

Notes

1. The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2. The definitions in, and provisions of, *AASB 1026: Statement of Cash Flows* apply to this report except for the paragraphs of the Standard set out below.

   - 6.2 - reconciliation of cash flows arising from operating activities to operating profit or loss
   - 9.2 - itemised disclosure relating to acquisitions
   - 9.4 - itemised disclosure relating to disposals
   - 12.1(a) - policy for classification of cash items
   - 12.3 - disclosure of restrictions on use of cash
   - 13.1 - comparative information

3. **Accounting Standards.** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

QRSciences Holdings Limited

ABN

27 009 259 876

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	*** 235,520
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares issued on terms as detailed in the Company's constitution.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes, the Ordinary shares to be issued will rank equally with the existing Ordinary shares.
5	Issue price or consideration	*** $0.0476
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	*** Ordinary shares issued in line with convertible loan agreement
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	11th of November 2008

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
88,197,995	Fully paid ordinary shares
43,035,039 *(**85,000 subject to voluntary restriction of ESP)*	$0.45 Listed Options to acquire fully paid ordinary shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	2,575,749	$0.60 Unlisted Options to acquire fully paid ordinary shares exp 30/06/2008
		450,000	$0.15 Unlisted Options to acquire fully paid ordinary shares exp 22/04/2010
		50,500	$1.00 Unlisted Options to acquire fully paid ordinary shares exp 30/09/2010
		450,000	$0.20 Unlisted Options to acquire fully paid ordinary shares expiry 22/04/2011
		1,114,384	$0.30 Unlisted Options to acquire fully paid ordinary shares expiry 10/05/2012
		906,859	$0.30 Unlisted Options to acquire fully paid ordinary shares expiry 19/10/2012
		3,801,547	$0.587 Unlisted Options to acquire fully paid ordinary shares exp 10/05/2014
		3,801,547	$0.797 Unlisted Options to acquire fully paid ordinary shares exp 10/05/2014
		*7,500,000	*$0.237 Unlisted Options to acquire fully paid ordinary shares exp 10/05/2014 * These options have now vested in accordance with their terms which are described in the Notice of Meeting announced to the ASX on April 4, 2007.

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	The directors of the Company are unable to state when or if dividends will be paid in the future, as the payment of dividends will depend on the Company's profitability, financial position and cash requirements.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	

15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	

29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000

+ See chapter 19 for defined terms.

100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: (Company Secretary) Date: 11 November 2008

Print name: Jamie Taylor

+ See chapter 19 for defined terms.











25 November, 2008

Market Update regarding USA Investments

QRSciences Holdings Limited would like to update the market on the progress of their USA operations and related transactions in the USA.

On 31 July 2008 the Company advised the ASX of an intended restructure of its operations whereby (in summary) the existing interests in QRSciences Pty Ltd ("QRS") would be transferred to its 97.5% owned subsidiary Diversified Opportunities Inc. ("DVOP"). The transaction would include the interest of QRS in Spectrum San Diego Inc ("Spectrum").

On 12 August 2008, the Company announced to ASX that QRS (through its wholly owned US subsidiary QRSciences Corporation ("QRSC")) had exercised its rights regarding the remainder of Spectrum not held by it and that this would form part of the above transaction with DVOP.

As stated in the announcement dated 31 July 2008, the transaction between the Company and DVOP was subject to a number of conditions, including a minimum capital raising by DVOP of at least US$2.5 million.

In light of the deterioration of the global capital markets it has become apparent that DVOP will not be able to raise the minimum capital raising of US$2.5 million referred to above. Accordingly in light of this the Company and DVOP have decided to terminate the existing arrangements for the sale and purchase of QRS. QRSC has also advised Spectrum that at this point in time it will not be proceeding to exercise its rights regarding the remainder of Spectrum not held by QRSC.

The Company intends to retain its holding in DVOP and should market conditions improve, may look to resurrecting the transaction with both QRS and also Spectrum in the future. DVOP currently owes the Company US$ 67,500 and the Company has extended the repayment date
for this amount to 30 June 2009.

As previously announced to the ASX, QRSC owns 27.6% of the outstanding shares in Spectrum. QRSC intends to retain this holding in Spectrum. Spectrum also owes QRSC a principal payment of US$800,000 plus interest which is due and payable on 28 February, 2009. The Company is currently in negotiations with Spectrum regarding the timing of the repayment of this amount and will provide an update to ASX in due course.

Under the terms of the Investor Rights Agreement between QRSC and Spectrum, QRSC may exercise its "Acquisition Option" at any time up until 1 September 2009. Upon exercise of this option, QRSC and Spectrum are required to exclusively negotiate in good faith for a period of up to 120 days and to prepare and execute documents containing the terms of the acquisition. Upon finalisation of the terms of such acquisition, Spectrum will use its best endeavours to secure the necessary consents from its board of directors and shareholders to approve the acquisition. The Company is of the view that QRSC may provide a further notice to Spectrum under the terms of the Investor Agreement at any time until 1 September 2009.

About QRSciences

QRSciences Holdings Limited is based in Melbourne, Victoria with offices in Perth, Western Australia and San Diego, California. Its wholly owned distribution business Q Video Systems is based in Port Melbourne, Australia. The primary commercial focus of the company is the design, development and sale of advanced technology systems, sub-systems, components and software for security related applications. Applications for its technologies and products include the detection of explosives and narcotics, metal detection and imaging, surveillance and monitoring.

For more information on the company please visit www.QRSciences.com or www.qcctv.com.au, phone +61 3 9681 9854 in Australia or +1 (858) 613 8755 in the United States.

Rick Stokes
CEO
QRSciences Holdings Limited





CHAIRMANS ADDRESS

QRSciences Holdings Limited (QRSciences) had in many aspects a ground breaking year in the 2008 financial year, we became cash flow positive net of investments and we continued to take steps forward with our proprietary technologies in explosive, narcotic and weapon detection systems and have successfully integrated the security products distribution business. We also continued to increase our investment in Spectrum San Diego, Inc. (Spectrum), who's pioneering X-ray and backscatter technology has commenced roll-out at approximately 12 major US Airports including LAX, JF Kennedy – New York and the three major airports in the Washington D.C. area.

The Company has continued to grow revenues and meet the financial goals that it set at the beginning of the year. Full year revenue from ordinary activities of $ 20m was an improvement of in excess of 38% on the previous period and we expect this upward trend to continue as our businesses continue to establish themselves in the market. Our balance sheet, particularly in the QRSciences Security Pty Ltd business, continues to grow and with a net asset position of in excess of $ 5m.

The Board and Management of the Company have for some time felt that the true value of the Company is not reflected in the Company's share price quoted on the ASX. The Board have been actively looking for opportunities to unlock value for the share holders and announced the intention to acquire a listed entity in the USA to divest the QR technology assets into and to unlock some of this value.

The recent meltdown of the Global financial markets has led us to re-evaluate the direction we will be taking in relation to the divestment of the technology assets including our ownership in Spectrum San Diego into DVOP-OB our 97.5% owned US subsidiary.

The Company announced yesterday that it will not be proceeding with the full acquisition of Spectrum. The Company plans to hold onto its equity position in Spectrum and to maintain ownership of the QRSciences technology assets.

The Company has also decided to allow Spectrum to payback the Convertible Note due in February 2009. The face value of the note is US$800,000 plus interest. The payment is due no later than February 28, 2009.

The Company intends to hold onto its remaining Preferred Stock position of 27.6% in Spectrum and to work with them to ensure that the value of the investment is realized in the future.

We have had continued success in the commercialisation of our core technologies in the Aviation market in the US and continuing development of products and technology with our existing strategic partners, the technology business has for the first time traded with positive cash. Our intention is to continue this trend.

The Company's wholly owned distribution business QRSciences Security Pty Ltd continued to grow and has now moved into a cash generating business that is now in a position to make a positive cash flow contribution to the group. The business comprises two main divisions, Q Video Systems and Q Detection Systems.

Q Video Systems operates in the Australia security market and is now seen as one of the market leaders in Closed Circuit Television Systems (CCTV) in Australia, the business is now firmly established in Victoria, New South Wales and Queensland and has recently opened up operations in West Australia.

The business generated positive cash flow before investment for FY08. Sales for the full year were $16.84 million and a contributed a positive net profit after tax (NPAT) of over $1.2 million, which was 1.4 cents per share in earnings to the group.

The newly formed Q Detection Systems business has built up considerable momentum and the Company expects good growth to occur over the coming years in this new exciting and growing market space servicing the X-Ray and Detection markets in the region.

Unfortunately the devaluation of the Australian Dollar has also had affects on the Q Video Systems and Q Detection Systems businesses and the Security and Construction markets in Australia.

The affect has been some significant price increases for our customers and this has had a slowing affect on sales, however we do expect to see the business to continue to grow in the future, when market conditions improve.

The Company was expecting further strong revenue growth in FY09 in all business units, however the Global Economic crisis is certainly going to affect our revenues in the current year. The Company is still committed to restoring shareholder value and is positioning the Company to ensure our cash position improves and the Company provides positive profit returns in the future.

The Board of QRSciences would like to thank you for your ongoing support in 2008, and we look forward to sharing with you the further progress anticipated in 2009.

Rick Stokes

Chairman & CEO



Holdings Limited

ASX ANNOUNCEMENT

26 November 2008

Manager Companies
Company Announcements Office
Australian Stock Exchange Limited

Via electronic lodgement

Dear Sir/Madam

Results of Annual General Meeting of Shareholders
QRSciences Holdings Limited

In accordance with Listing Rule 3.13.2 and section 251AA of the Corporations Act, we advise that the Annual General Meeting of Shareholders of QRSciences Holdings Limited was held today.

Details of the resolutions and the proxies received in respect of each resolution are set out in the attached proxy summary.

Yours faithfully

Jamie Taylor
Company Secretary

QRSciences Holdings Limited **26 November 2008**
Annual General Meeting

PROXY SUMMARY

Resolution 1 - Adoption of Remuneration Report (Non-Binding)
The motion was carried on a show of hands. Proxy votes exercisable by all validly appointed proxies were to be exercised as follows:

In Favour	Against	Abstention	Proxy's discretion
6,326,421	47,106	1,265,683	8,166

Resolution 2 - Election of Director – Rick Stokes
The motion was carried on a show of hands. Proxy votes exercisable by all validly appointed proxies were to be exercised as follows:

In Favour	Against	Abstention	Proxy's discretion
6,329,961	37,426	1,271,823	8,166

Resolution 3 - Election of Director - Bob Halverson
The motion was carried on a show of hands. Proxy votes exercisable by all validly appointed proxies were to be exercised as follows:

In Favour	Against	Abstention	Proxy's discretion
7,591,349	37,426	10,435	8,166

Resolution 4 – Ratification of Previous Share Issue
The motion was carried on a show of hands. Proxy votes exercisable by all validly appointed proxies were to be exercised as follows:

In Favour	Against	Abstention	Proxy's discretion
7,581,349	38,856	19,195	8,166

Resolution 5 – Ratification of Previous Option Issue
The motion was carried on a show of hands. Proxy votes exercisable by all validly appointed proxies were to be exercised as follows:

In Favour	Against	Abstention	Proxy's discretion
7,584,759	35,256	19,195	8,166

Resolution 6 – Renewal of approval of Employee Share Option Plan
The motion was carried on a show of hands. Proxy votes exercisable by all validly appointed proxies were to be exercised as follows:

In Favour	Against	Abstention	Proxy's discretion
7,568,249	58,166	12,795	8,166

Resolution 7 – Approval of Employee Share Plan

The motion was carried on a show of hands. Proxy votes exercisable by all validly appointed proxies were to be exercised as follows:

In Favour	Against	Abstention	Proxy's discretion
7,576,249	50,166	12,795	8,166

QRSciences Holdings Limited AGM Presentation

November 2008


QRSciences

QRSciences Holdings – Overview

Company

Headquarters in Melbourne – offices around Australia & in San Diego

- Founded 1997
- 40+ employees
- Design, develop, market and sell security products/ solutions globally




QRSciences

QRSciences Holdings – Business Units

- **QRSciences P/L** – Quadrupole Resonance and Weapons Detection Technologies
- **Spectrum SDI** (27.6%-owned) – X-ray & imaging technologies

  Convertible Preferred for $800k taking investment to approximately 34 % fully diluted

- **QRSciences Security P/L** – Electronic Security Product Distribution Aust/NZ distribution business for QR & other manufacturers' products


QRSciences

QRSciences Holdings – Corporate Strategy

- Increase footprint in Homeland Security market – focus on detection, imaging & surveillance products/technologies
- License core intellectual property, sales and OEM sub-systems globally via strategic partners and our own sales channels
- Revenue from licensing and royalty arrangements
- Leverage R&D spend with governments & commercial partners to create new product pipeline


QRSciences

QRSciences Holdings – Target Markets

Focus on billion $ markets in security incl:

- Baggage Screening
- Personnel Screening
- Cargo Screening
- Surveillance & Monitoring

Markets growing rapidly, driven by:

- Pressing need for next generation technical solutions for domestic and military
- Aggressive Government and regulatory impetus

Leading Markets:

- United States
- UK and Europe
- Asia


QRSciences

Spectrum SDI Acquisition


SPECTRUM
San Diego, Inc.

27.6% in Spectrum San Diego Inc

- $2.6m (50% cash/50% stock) completed June 2007
- Recent action – Convertible Preferred for $800k for 34 % fully diluted holding

Investment rationale

- Common US Govt relationships (R&D funding) & customers – new business opportunities
- Synergies from shared facilities and combined marketing
- Opportunity to develop integrated devices
- Existing revenues (SentryScope)
- Strong revenue/earnings potential re new product pipeline (CastScope, WeaponScan, CarScan)


QRSciences

QRS/Spectrum: Current Products


SPECTRUM
San Diego, Inc.

QRSciences Holdings Proprietary Products:

- QRS T303: - Proprietary Explosives/Narcotic Detection
- WeaponsDetect: - Contract in place with Australian Customs
- CastScope: - US Contract in place with TSA
- SentryScope: - 20 Megapixel Camera
- ShoeScanner: - License Agreement with GE Security
- QXR1000: - In conjunction with Rapiscan Systems






QRSciences





R&D pipeline: Spectrum CarScan


SPECTRUM
San Diego, Inc.

CarScan – automated vehicle screening

- For explosives, hidden persons, drugs & other contraband
- Drive-thru
- $2m US govt funding


ORGANIC
METAL
Up to 500' standoff
Concept illustration

WeaponsScanTM

- Target market – US traveler & general aviation/screening
- Complements X-ray & Trace Technology


Total height 90 inches
Subject instructions
Front x-ray scanner
Remotely operated exit doors
Rear x-ray scanner


QRSciences

QRSciences Security: Overview


QRSciences
Security Pty Ltd

Business

- Distribution of high quality CCTV & security screening products with best in class service
- Full range supplier – cameras, video switching, recording, network video X-ray, metal detection and peripherals
- 28 employees – mostly sales and tech support
- Warehouses/offices in NSW, Victoria, QLD & WA
- Distribution in SA/NT and NZ

Rapidly expanding

- QRSciences Security P/L trading as established in Port Melbourne in April 2005
- Fastest growing business in Aust electronic security industry
- Revenue of $12m in 2007 , $17m in 2008, forecast $19m in 2009


QRSciences

QRSciences Security: Objectives


QRSciences
Security Pty Ltd

Financial objectives

- Achieve revenue of $36m pa in 3 years
- Achieve EBIT of approximately 10%
- Anticipated EPS of 3 cents per share by 2011

Strategy

- Maintain long term strategic partnerships with industry-leading brands
- Position QVS OEM to achieve strong brand recognition and subsequent IP
- Expand business units to provide revenue in transmission, alarm and detection (X-Ray) markets


QRSciences

QRSciences Security: Revenue


QRSciences
Security Pty Ltd


Millions
40
35
30
25
20
15
10
5
0
05/06 Actual
06/07 Actual
07/08
08/09
09/10
10/11
QRSS Revenue

QRSciences

QRSciences Holdings – Directors

Mr Kevin Russeth
Managing Director

- Extensive experience in securities industry, mainly with global investment banks. Was a VP of Salomon Smith Barney in Perth. Worked with Lehman Brothers and Merrill Lynch, began his career with Electronic Data Systems (EDS) in Dallas specialising in systems engineering and software development.

Rick Stokes
CEO/Executive Chairman

- Appointed CEO of QRSciences Jan 2007. Been in the security industry for 23 years where he has successfully developed and operated numerous contracting and distribution businesses.

Mr Bob Halverson OBE
Non-exec director

- Served with RAAF from 1956-1981, on the defense staff of the Australian Embassy, Washington from 1966 to 1969 and with the RAF from 1975 to 1978 for which he was honored with an OBE. Member of the Australian Parliament 1984-1998 and Chief Opposition Whip 1994-1996. Former Speaker of the House of Representatives until 1998. Australian Ambassador to Ireland and the Holy See from 1999 until 2003.


QRSciences

QRSciences Holdings - Milestones for 2008

Milestones

- TSA roll-out of CastScope product – via Spectrum
- Continue growing revenues
- Build Familiarity in US capital markets through PR & investor relations
- Investigate further acquisition opportunities


QRSciences



QRSciences: Contact Details

QRSciences Corporation

10907 Technology Place
San Diego, California 92127
Ph: +1(858)613-8755
Fax: +1(858)613-8715

QRSciences Pty Ltd

8-10 Hamilton Street
Cannington, Western Australia 6107
Ph: +61(8)9358-5011
Fax: +61(8)9358-5022

QRSciences Security Pty Ltd

5/435 Williamstown Road
Port Melbourne, Victoria 3207
Ph: +61(3)9646-9016
Fax: +61(8)9646-9086

email: info@qrsciences.com
Visit: http://www.QRSciences.com


QRSciences

END